UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 or 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report:

(Date of earliest event reported)

June 24, 2025

GUARANTY BANCSHARES, INC.

(Exact name of registrant as specified in its charter)

Texas	001-38087	75-1656431
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

16475 Dallas Parkway, Suite 600 Addison, Texas		75001
(Address of principal executive offices)		(Zip Code)

(888) 572-9881

(Registrant’s telephone number, including area code)

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
Common Stock, par value $1.00 per share	GNTY	New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01	Entry into a Material Definitive Agreement.

Plan and Agreement of Merger

On June 24, 2025, Guaranty Bancshares, Inc., a Texas corporation (“GNTY”), and its wholly owned subsidiary, Guaranty Bank & Trust, N.A., a national banking association (“Guaranty Bank”), entered into a Plan and Agreement of Merger (the “Merger Agreement”) with Glacier Bancorp, Inc., a Montana corporation (“GBCI”), and its wholly owned subsidiary, Glacier Bank, a Montana state-chartered bank. Under the terms of the Merger Agreement, GNTY will merge with and into GBCI, with GBCI as the surviving entity (the “Holding Company Merger”). Immediately thereafter, Guaranty Bank will merge with and into Glacier Bank, with Glacier Bank surviving as a wholly owned subsidiary of GBCI (the “Bank Merger”).

Subject to the terms and conditions of the Merger Agreement, at the date and time when the Holding Company Merger becomes effective (the “Effective Time”), each share of GNTY common stock, par value $1.00 per share, issued and outstanding will be converted into the right to receive from GBCI 1.0000 shares of GBCI common stock, par value $0.01 per share, subject to adjustment as set forth in the Merger Agreement (the “Per Share Stock Consideration”).

The Per Share Stock Consideration is subject to reduction if the “GNTY Closing Capital,” as defined in the Merger Agreement, is less than the target of $292,199,000, subject to certain adjustments. In such event, the number of shares of GBCI common stock to be issued will be reduced on a per-share basis in accordance with the formula set forth in the Merger Agreement. If the GNTY Closing Capital exceeds $292,199,000, subject to certain adjustments, GNTY may, upon written notice to GBCI and effective prior to the closing of the Holding Company Merger, declare and pay a special dividend to its shareholders in the amount of such excess.

As of the date of this report, the merger consideration has a total aggregate value of approximately $476.2 million (based on the closing price of $41.58 for GBCI common stock on June 23, 2025).

Under the terms of the Merger Agreement, each outstanding share of restricted stock under the Guaranty Bancshares, Inc. 2015 Equity Incentive Plan, as amended (the “GNTY Stock Plan”), will automatically vest and be settled through the issuance of unrestricted shares of GNTY common stock in accordance with the terms of each award agreement and the GNTY Stock Plan, and each such share of GNTY common stock will be converted into the right to receive the Per Share Stock Consideration at the Effective Time. Outstanding options to purchase shares of GNTY common stock (the “GNTY Options”) under the GNTY Stock Plan, whether vested or unvested, will be assumed by GBCI and will be automatically converted into an option (a “Converted Option”) to purchase GBCI common stock on the same terms and conditions as are then in effect with respect to the GNTY Option, except that (i) to the extent provided for in the applicable option award agreement, each such Converted Option will be fully vested and exercisable immediately following the Effective Time, (ii) each such Converted Option may only be exercised for shares of GBCI common stock, and (iii) the number of shares of GBCI common stock subject to such Converted Option, and the per-share exercise price, will be adjusted based on the Per Share Stock Consideration.

The Merger Agreement contains customary representations and warranties from each of GNTY and GBCI, and GNTY has agreed to customary pre-closing covenants, including covenants to operate its business in the ordinary course in all material respects and to refrain from taking certain actions without GBCI’s consent. In addition, GNTY has agreed to certain additional covenants, including, among others, covenants relating to its obligation to call a meeting of its shareholders to vote on the Merger Agreement, non-solicitation obligations related to alternative acquisition proposals, and, subject to certain exceptions, the obligation of its Board of Directors to recommend that its shareholders approve the Merger Agreement.

Completion of the transaction is subject to required regulatory approvals, GNTY shareholder approval, and other customary conditions of closing. It is anticipated that the closing of the transaction will take place in the fourth quarter of 2025, subject to the fulfillment of customary closing conditions, some of which are described above. The Merger Agreement provides certain termination rights for both GNTY and GBCI and further provides that a termination fee of $18,500,000 will be payable by GNTY in the event of a termination of the Merger Agreement under certain circumstances, including circumstances involving alternative acquisition proposals or changes in the recommendation of GNTY’s Board of Directors.

The foregoing description of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Merger Agreement, which is attached hereto as Exhibit 2.1 and is incorporated herein by reference.

The representations, warranties and covenants of each party set forth in the Merger Agreement have been made only for the purposes of, and were and are solely for the benefit of the parties to, the Merger Agreement (other than, in the case of certain covenants, third party beneficiaries expressly identified therein), may be subject to limitations agreed upon by the contracting parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the Merger Agreement instead of establishing these matters as facts, and may be subject to standards of materiality applicable to the parties that differ from those applicable to investors. Accordingly, the representations and warranties may not describe the actual state of affairs at the date they were made or at any other time, and investors should not rely on them as statements of fact. In addition, such representations and warranties (a) will not survive consummation of the Holding Company Merger and (b) were made only as of the date of the Merger Agreement or such other date as is specified in the Merger Agreement. Moreover, information concerning the subject matter of the representations and warranties may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in the parties’ public disclosures. Accordingly, the Merger Agreement is included with this filing only to provide investors with information regarding the terms of the Merger Agreement, and not to provide investors with any factual information regarding GNTY or GBCI, their respective affiliates or their respective businesses. The Merger Agreement should not be read alone, but should instead be read in conjunction with the other information regarding GNTY, GBCI, their respective affiliates and their respective businesses, the Merger Agreement and the Holding Company Merger that will be contained in, or incorporated by reference into, the registration statement on Form S-4 that will include a proxy statement of GNTY and a prospectus of GBCI, as well as in the Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and other filings that each of GNTY and GBCI make with the Securities and Exchange Commission (the “SEC”).

Voting Agreement and Irrevocably Proxy

Concurrently with the execution of the Merger Agreement, the directors and certain executive officers of GNTY and Guaranty Bank entered into a voting agreement and irrevocable proxy (the “Voting Agreement”) with GNTY, Guaranty Bank, GBCI and Glacier Bank pursuant to which each such director and executive officer, in his or her capacity as a shareholder, has agreed, among other things, to vote his or her beneficially-owned shares of GNTY common stock in favor of the proposed transactions contemplated by the Merger Agreement. The Voting Agreement terminates upon the earliest to occur of (a) the Effective Time, (b) the termination of the Merger Agreement in accordance with its terms, (c) mutual written agreement of the parties to the Voting Agreement to terminate the Voting Agreement, or (d) one year after the date of the Voting Agreement.

The foregoing description of the Voting Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the form of Voting Agreement, which is attached hereto as Exhibit 10.1 and is incorporated herein by reference.

Non-Competition, Non-Solicitation, and Confidentiality Agreement

Concurrently with the execution of the Merger Agreement, certain directors of GNTY and Guaranty Bank entered into a non-competition, non-solicitation, and confidentiality agreement (the “Non-Competition Agreement”) with GNTY, Guaranty Bank, GBCI and Glacier Bank that provides that, with limited exceptions applicable to certain directors’ existing activities, each director may not participate in a competing business or solicit GBCI’s or Glacier Bank’s customers or employees for the later to occur of two years after the date on which the Effective Time occurs (the “Effective Date”) or one year following the termination of service by such director as a member of the advisory board of Guaranty Bank & Trust, Division of Glacier Bank.

The foregoing description of the Non-Competition Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the form of Non-Competition Agreement, which is attached hereto as Exhibit 10.2 and is incorporated herein by reference.

Item 5.02	Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

Concurrently with the execution of the Merger Agreement, Tyson T. Abston, Chairman of the Board and Chief Executive Officer of GNTY and Guaranty Bank, entered into a post-closing payment agreement (the “Post-Closing Payment Agreement”) with GNTY, Guaranty Bank, GBCI and Glacier Bank. Pursuant to the Post-Closing Payment Agreement, the parties thereto agreed that, within 10 days of the first anniversary of the Effective Date (the “Payment Trigger Date”), provided Mr. Abston has remained employed with Guaranty Bank through the Effective Date and with Glacier Bank, as the successor by merger, through the Payment Trigger Date, GBCI shall, or shall cause an affiliate to, pay to Mr. Abston a lump-sum cash amount equal to the total of $3,060,000, less applicable tax withholdings, in full satisfaction of the payment obligations of GNTY and Guaranty Bank under Mr. Abston’s Employment Agreement with GNTY and Guaranty Bank, dated March 15, 2019.

The foregoing description of the Post-Closing Payment Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Post-Closing Payment Agreement, which is attached hereto as Exhibit 10.3 and is incorporated herein by reference.

Forward-Looking Statements

This current report on Form 8-K contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements can be identified by words such as “estimate,” “anticipate,” “expect,” “will,” and similar references to future periods. Such forward-looking statements include but are not limited to statements regarding the expected closing of the transaction and its timing and the potential benefits of the business combination transaction involving GNTY and GBCI, including future financial and operating results, the combined company’s plans, objectives, expectations and intentions, and other statements that are not historical facts regarding either company or the proposed combination of the companies. These forward-looking statements are subject to risks and uncertainties, many of which are outside of our control, that may cause actual results or events to differ materially from those projected, including but not limited to the following: risks that the proposed merger transaction will not close when expected or at all because required regulatory, shareholder or other approvals or conditions to closing are delayed or not received or satisfied on a timely basis or at all; risks that the benefits from the transaction may not be fully realized or may take longer to realize than expected, including as a result of changes in general economic and market conditions, interest and exchange rates, monetary policy, laws and regulations and their enforcement, and the degree of competition in the geographic and business areas in which GNTY and GBCI operate; uncertainties regarding the ability of Glacier Bank and Guaranty Bank & Trust, N.A. to promptly and effectively integrate their businesses, including into Glacier Bank’s existing division structure; changes in business and operational strategies that may occur between signing and closing; uncertainties regarding the reaction to the transaction of the companies’ respective customers, employees, and contractual counterparties; and risks relating to the diversion of management time on merger-related issues. Readers are cautioned not to place undue reliance on the forward-looking statements, which speak only as of the date on which they are made and reflect management’s current estimates, projections, expectations and beliefs. GNTY undertakes no obligation to publicly revise or update the forward-looking statements to reflect events or circumstances that arise after the date of this report. For more information, see the risk factors described in GNTY’s Annual Report on Form 10-K, Quarterly Reports on Form 10-Q and other filings with the SEC from time to time.

No Offer or Solicitation

This report is being filed in respect of the proposed merger transaction involving GNTY and GBCI. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or the solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

Additional Information and Where to Find It

In connection with the proposed merger transaction, GBCI expects to file with the SEC a Registration Statement on Form S-4 (the “Registration Statement”) that will include a Preliminary Proxy Statement of GNTY and a Preliminary Prospectus of GBCI, as well as other relevant documents concerning the proposed transaction. After the Registration Statement is declared effective, GNTY will mail a Definitive Proxy Statement/Prospectus to its shareholders. This communication is not a substitute for the Proxy Statement/Prospectus or Registration Statement or for any other document that GNTY or GBCI may file with the SEC and send to GNTY’s shareholders in connection with the proposed merger transaction.

INVESTORS AND SECURITY HOLDERS ARE URGED TO READ CAREFULLY THE REGISTRATION STATEMENT AND ACCOMPANYING PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED MERGER TRANSACTION WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

Free copies of the Registration Statement and Proxy Statement/Prospectus (when available), as well as other filings containing information about GNTY, GBCI and the proposed transaction, may be obtained at the SEC’s Internet site (http://www.sec.gov). You will also be able to obtain the documents filed with the SEC by GNTY, free of charge, in the “Investors” section of GNTY’s website, www.gnty.com, under the heading “Financial Information - SEC Filings” or by requesting them in writing or by telephone from GNTY at: Guaranty Bancshares, Inc., 16475 Dallas Parkway, Suite 600, Addison, Texas 75001, ATTN: Corporate Secretary; Telephone (888) 572-9881, and will be able to obtain the documents filed with the SEC by GBCI, free of charge, at www.glacierbancorp.com under the tab “SEC Filings” or by requesting them in writing or by telephone from GBCI at: Glacier Bancorp, Inc., 49 Commons Loop, Kalispell, Montana 59901, ATTN: Corporate Secretary; Telephone (406) 751-7706.

Participants in the Solicitation

GNTY and GBCI and certain of their directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of GNTY in connection with the proposed merger transaction. Information about the directors and executive officers of GNTY is set forth in the proxy statement for GNTY’s 2025 annual meeting of shareholders, as filed with the SEC on Schedule 14A on March 31, 2025. Information about the directors and executive officers of GBCI is set forth in the proxy statement for GBCI’s 2025 annual meeting of shareholders, as filed with the SEC on Schedule 14A on March 12, 2025. Additional information regarding the interests of those participants and other persons who may be deemed participants may be obtained by reading the Proxy Statement/Prospectus included in the Registration Statement and other relevant documents regarding the proposed merger transaction filed with the SEC when they become available. Copies of these documents may be obtained free of charge from the sources described above.

Item 9.01	Financial Statements and Exhibits.

(d) Exhibits.

Exhibit Number	Description of Exhibit

2.1	Agreement and Plan of Merger, dated as of June 24, 2025, by and between Glacier Bancorp, Inc., Glacier Bank, Guaranty Bancshares, Inc. and Guaranty Bank & Trust, N.A.*

10.1	Form of Voting Agreement

10.2	Form of Non-Competition Agreement

10.3	Post-Closing Payment Agreement, dated as of June 24, 2025, by Tyson T. Abston, Guaranty Bancshares, Inc., Guaranty Bank & Trust, N.A., Glacier Bancorp, Inc. and Glacier Bank.

104	Cover Page Interactive Data File (formatted as Inline XBRL)

*

Schedules have been omitted pursuant to Item 601(a)(5) of Regulation S-K. A copy of any omitted schedule will be furnished supplementally to the SEC upon request; provided, however, that the parties may request confidential treatment pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended, for any document so furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated:	June 25, 2025

GUARANTY BANCSHARES, INC.

By:	/s/ Tyson T. Abston
Name:	Tyson T. Abston
Title:	Chairman of the Board and Chief Executive Officer

Exhibit 2.1

EXECUTION VERSION

PROJECT CASCADE

PLAN AND AGREEMENT OF MERGER

AMONG

GLACIER BANCORP, INC.

GLACIER BANK

GUARANTY BANCSHARES, INC. AND

GUARANTY BANK & TRUST, N.A.

DATED AS OF JUNE 24, 2025

i

TABLE OF CONTENTS

(continued)

-ii-

TABLE OF CONTENTS

(continued)

		Page
8.6	Arbitration	70

8.7	Governing Law and Venue; Waiver of Jury Trial	70

8.8	Severability	70

8.9	No Assignment	70

8.10	Specific Performance	71

ARTICLE 9 AMENDMENTS		71

-iii-

PLAN AND AGREEMENT OF MERGER

AMONG

GLACIER BANCORP, INC., GLACIER BANK,

GUARANTY BANCSHARES, INC. AND GUARANTY BANK & TRUST, N.A.

This Plan and Agreement of Merger (the “Agreement”), dated as of June 24, 2025, is made by and among GLACIER BANCORP, INC. (“GBCI”), GLACIER BANK (“Glacier Bank”), GUARANTY BANCSHARES, INC. (“GNTY”), and GUARANTY BANK & TRUST, N.A. (the “Bank”).

PREAMBLE

The boards of directors of GBCI and GNTY believe that the proposed Merger (as defined below), to be accomplished in the manner set forth in this Agreement, is in the best interests of the respective corporations and their shareholders.

Capitalized terms used in this Agreement but not immediately defined are used with the meanings given under the heading “Definitions” below.

RECITALS

A. The Parties.

(1) GBCI is a corporation duly organized and validly existing under the laws of the State of Montana and is a registered bank holding company under the Bank Holding Company Act of 1956, as amended (“BHC Act”). GBCI’s principal office is located in Kalispell, Montana.

(2) Glacier Bank is a duly organized and validly existing Montana state-chartered bank and a wholly owned subsidiary of GBCI. Glacier Bank maintains its principal office in Kalispell, Montana, and currently operates 17 separately-branded banking divisions.

(3) GNTY is a corporation duly organized and validly existing under the laws of the State of Texas and is a registered bank holding company under the BHC Act. GNTY’s principal office is located in Addison, Texas.

(4) The Bank is a national banking association, duly organized and validly existing under the laws of the United States of America and a wholly owned subsidiary of GNTY. The Bank’s principal office is located in Mount Pleasant, Texas. Including its principal office, the Bank maintains a total of 33 branch offices in the following Texas locations: Addison, Austin, Georgetown (two locations), Bogata, Bryan, College Station (two locations), Commerce, Conroe, Dallas, Denton (two locations), Fort Worth, Hallsville, Houston (two locations), Katy, Lakeway, Longview, Mount Pleasant (two locations), Mount Vernon, New Boston, Paris (two locations), Pittsburg, Rockwall, Royse City, Sulphur Springs, and Texarkana (three locations).

B. The Transactions. On the Effective Date, GNTY will merge with and into GBCI, with GBCI as the surviving entity (the “Merger”), and immediately thereafter and on the same day, the Bank will merge with and into Glacier Bank, with Glacier Bank surviving as a wholly owned subsidiary of GBCI (the “Bank Merger,” and with the Merger, the “Transactions”). Following completion of the Transactions, the former branches of the Bank will operate under a newly-established division of Glacier Bank to be known as “Guaranty Bank & Trust, Division of Glacier Bank.”

C. Board Approvals. The respective boards of directors of GBCI and Glacier Bank have adopted and approved this Agreement and authorized its execution and delivery, the respective boards of directors of GNTY and the Bank have adopted this Agreement and authorized its execution and delivery, and the board of directors of GNTY has directed that this Agreement be submitted to GNTY’s shareholders for approval and unanimously recommended that GNTY’s shareholders vote in favor of approval of this Agreement and the Merger.

D. Other Conditions. The Transactions are subject to: (1) satisfaction of the conditions described in this Agreement; (2) approval of this Agreement and/or the Merger by GNTY’s shareholders; and (3) approval of, granting of a waiver applicable to, or notice of the Transactions to (or by) the FDIC, the Federal Reserve, the OCC, the Montana Commissioner, the Texas Department of Banking, and any other agencies having jurisdiction over the Transactions.

E. Director and Voting Agreements. In connection with the parties’ execution of this Agreement, (1) the directors and executive officers of GNTY and the Bank that are identified on Exhibit A have entered into agreements pursuant to which, among other things, such persons agreed to vote all GNTY Stock beneficially owned by such persons in favor of approving this Agreement and the transactions contemplated by this Agreement, and (2) the directors of GNTY and the Bank have entered into agreements pursuant to which, among other things, such directors agreed, following the Closing of the Transactions, to refrain from competing with GBCI and/or Glacier Bank or soliciting its customers or employees for a period of time specified in such agreements.

F. Employment Agreements. In connection with the parties’ execution of this Agreement, each of the persons listed on Schedule F to the Disclosure Schedule has entered into an employment agreement with Glacier Bank, with an employment term to begin as of the Effective Date, and such agreements shall be in full force and effect as of the Effective Date in accordance with their terms.

G. Intention of the Parties—Tax Treatment. The parties intend that (i) the Merger shall qualify, for U.S. federal income tax purposes, as a reorganization under IRC Section 368(a), and the Treasury Regulations promulgated thereunder, and (ii) that this Agreement shall constitute the “plan of reorganization” within the meaning of Treasury Regulations §§ 1.368-2(g) and 1.368-3(a) for purposes of IRC Sections 354, 356 and 361 (and any comparable provision of state law) for federal and applicable state income tax purposes.

AGREEMENT

In consideration of the mutual agreements set forth in this Agreement, GBCI, Glacier Bank, GNTY and the Bank agree as follows:

DEFINITIONS

The following capitalized terms used in this Agreement will have the following meanings:

“ACL” means the allowance for credit losses, as applicable.

“Acquisition Event” means any of the following: (a) a merger, consolidation, share exchange, or similar transaction involving GNTY, the Bank, or any successor, (b) a purchase or other acquisition in one or a series of related transactions of assets of GNTY or any GNTY Subsidiaries representing 30 percent or more of the consolidated assets of GNTY and its Subsidiaries, or 30 percent or more of any class of equity or voting securities of GNTY or any GNTY Subsidiaries whose assets constitute 30 percent or more of the consolidated assets of GNTY and its Subsidiaries, or (c) a purchase or other acquisition (including by way of tender offer, exchange offer, or any similar transaction) that if consummated, would result in an acquisition in one or a series of related transactions of beneficial ownership of securities representing 50 percent or more of the voting power of GNTY or its Subsidiaries, in each case with or by a Person or entity other than GBCI or one of its Subsidiaries.

“Acquisition Proposal” has the meaning assigned to such term in Section 4.1.7.

“Affiliates” has the meaning set forth in Rule 12b-2 of the Exchange Act.

“Agreement” means this Plan and Agreement of Merger.

“Anticipated Closing Date” has the meaning set forth in Section 4.12.

“Articles of Merger” has the meaning assigned to such term in Section 2.1.

“Asset Classification” has the meaning assigned to such term in Section 3.1.14(a).

“Bank” has the meaning assigned to it in the first paragraph, as supplemented by the first sentence of Recital A(4).

“Bank Financial Statements” means the Bank’s (a) unaudited balance sheets as of December 31, 2022, 2023, and 2024, and the related statements of income, cash flows and changes in shareholder’s equity for each of the years then ended, and (b) unaudited balance sheet as of March 31, 2025, and the related unaudited statement of income, together with the Subsequent Bank Financial Statements.

“Bank Merger” has the meaning assigned to such term in Recital B.

“Bank Merger Agreement” means the bank merger agreement by and between Glacier Bank and the Bank to be entered into concurrently with this Agreement pursuant to which the Bank Merger will be effected.

“BHC Act” has the meaning assigned to such term in Recital A(1).

“Break-Up Fee” has the meaning assigned to such term in Section 7.3.

“Business Day” means any day other than a Saturday, Sunday, legal holiday or a day on which banking institutions located in the State of Montana or the State of Texas are required by Law to remain closed.

“Certificate” has the meaning assigned to such term in Section 1.6.1(a).

“Claim” has the meaning set forth in Section 8.5.

“Closing” means the closing of the Transactions contemplated by this Agreement, as more fully specified in Section 2.2.

“Closing Capital Differential” means any positive or negative differential between the GNTY Closing Capital and the Closing Capital Requirement.

“Closing Capital Requirement” means $292,199,000, plus the amount of GNTY Closing Capital attributable to the exercise of GNTY Options after March 31, 2025, if any.

“Compensation Plans” has the meaning assigned to such term in Section 3.1.18(c).

“Condition Satisfaction” has the meaning assigned to such term in Section 2.2.

“Coordinator” has the meaning assigned to such term in Section 4.6.1.

“Confidentiality Agreement” means that certain Non-Disclosure Agreement, dated as of February 24, 2025, by and between GBCI and GNTY.

“Converted Options” has the meaning assigned to such term in Section 1.4.1(a).

“Covid-19 Relief Acts” means the Coronavirus Aid, Relief and Economic Security Act, the Economic Aid to Hard-Hit Small Businesses, Nonprofits, and Venues Act and the American Rescue Plan Act of 2021.

“Daily Closing Price” for any Trading Day means the daily closing price per share of GBCI Common Stock on the NYSE, as reported on the website www.nyse.com.

“Determination Date” means the tenth day immediately preceding the Effective Date.

“Disclosure Schedule” has the meaning assigned to such term in Section 3.1.

“Effective Date” means the date on which the Effective Time occurs.

“Effective Time” means the time the Merger becomes effective under the MBCA and TBOC in accordance with Section 2.1.

“Employees” has the meaning assigned to such term in Section 3.1.18(c).

“Environmental Laws” has the meaning assigned to such term in Section 3.1.6(a)(ii).

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended, and the rules and regulations thereunder.

“ERISA Affiliate” means, with respect to any Person, any other entity that is considered one employer with such Person under Section 4001(b) of ERISA or IRC Section 414(t).

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder.

“Exchange Agent” means Equiniti Trust Company, LLC.

“Exchange Fund” has the meaning assigned to such term in Section 1.5.

“Execution Date” means the date of this Agreement.

“Executive Officers” means, (a) with respect to GBCI and/or Glacier Bank Randall M. Chesler, Ronald J. Copher, Ryan T. Screnar, and Lee K. Groom, and (b) with respect to GNTY and/or the Bank, Tyson T. Abston, W. Travis Brown, Lisa Gallerano, Shalene A. Jacobson, Kirk L. Lee, Harold E. Lower, II, A. Craig Roberts, and Robert P. Sharp.

“Fairness Opinion” has the meaning assigned to such term in Section 3.1.20.

“FDIC” means the Federal Deposit Insurance Corporation.

“Federal Reserve” means the Board of Governors of the Federal Reserve System.

“Final Transaction Related Expenses” has the meaning assigned to such term in Section 4.13.

“GAAP” means United States generally accepted accounting principles.

“GBCI” has the meaning assigned to it in the first paragraph, as supplemented by the first sentence of Recital A(1).

“GBCI Average Closing Price” means the average Daily Closing Price of GBCI Common Stock for the 20 Trading Days immediately preceding the Determination Date.

“GBCI Common Stock” means the shares of GBCI common stock, $0.01 par value per share, issued and outstanding from time to time.

“GBCI Contracts” has the meaning assigned to such term in Section 3.2.2(a).

“GBCI Financial Statements” means GBCI’s (a) audited consolidated balance sheets as of December 31, 2022, 2023, and 2024, and the related audited consolidated statements of income, cash flows, and changes in shareholders’ equity for each of the years then ended, and (b) unaudited consolidated balance sheet as of March 31, 2025, and the related unaudited consolidated statements of income, cash flows, and changes in shareholders’ equity for the period then ended.

“GBCI Preferred Stock” means the shares of GBCI preferred stock, $0.01 par value per share.

“GBCI Regulatory Reports” has the meaning assigned to such term in Section 3.2.4(a).

“GBCI S-4 Representation Letter” has the meaning assigned to such term in Section 4.22.

“GBCI SEC Reports” has the meaning assigned to such term in Section 3.2.4(b).

“GBCI Shares” means the shares of GBCI Common Stock to be issued to the holders of GNTY Stock as the Total Merger Consideration.

“GBCI Subsidiaries” means each Subsidiary of GBCI, including any corporation, bank, savings association, limited liability company, limited partnership, limited liability partnership or other organization acquired as a Subsidiary of GBCI after the date hereof and held as a Subsidiary by GBCI at the Effective Time.

“GBCI Tax Representation Letter” has the meaning assigned to such term in Section 5.2.9.

“General Enforceability Exceptions” has the meaning assigned to such term in Section 3.1.1(d).

“Glacier Bank” has the meaning assigned to it in the first paragraph, as supplemented by the first sentence of Recital A(2).

“GNTY” has the meaning assigned to it in the first paragraph, as supplemented by the first sentence of Recital A(3).

“GNTY Capital” means GNTY’s capital stock, surplus and retained earnings determined in accordance with GAAP on a consolidated basis, net of goodwill and other intangible assets, calculated in the same manner in which GNTY’s consolidated tangible equity capital at March 31, 2025, was determined, after giving effect to adjustments, calculated in accordance with GAAP, for accumulated other comprehensive income or loss as reported on GNTY’s or the Bank’s balance sheet. GNTY Closing Capital will also reflect the change in the accumulated income or loss related to the fair value of GNTY’s held-to-maturity securities as calculated in the same manner as the accumulated other comprehensive income or loss shown on the Bank’s balance sheet for available-for-sale securities. For purposes of determining GNTY Closing Capital, purchase accounting adjustments and the Final Transaction Related Expenses of up to the Maximum Transaction Expense Amount will not be taken into account. To the extent Final Transaction Related Expenses exceed the Maximum Transaction Expense Amount, the difference, on an after-tax basis (applying an effective tax rate of 21.0 percent to reflect proportionately items that are deductible under applicable Tax Laws to those that are not), will be treated as a reduction of GNTY Capital for purposes of determining GNTY Closing Capital to the extent such amounts have not, as of the date of determination, been accrued or paid by GNTY or the Bank (regardless of whether such amounts are required to be expensed in accordance with GAAP). If Final Transaction Related Expenses are less than the Maximum Transaction Expense Amount, the difference, on an after-tax basis (applying an effective tax rate of 21.0 percent to the extent a particular item is deductible under applicable Tax Laws), will be treated as an increase in GNTY Capital for such purpose.

“GNTY Closing Capital” has the meaning assigned to such term in Section 4.12.

“GNTY Debt Securities” means (a) GNTY’s 3.625% Fixed-to-Floating Rate Subordinated Notes due April 1, 2032; (b) the Fixed/Floating Rate Junior Subordinated Debt Securities due 2036, as issued pursuant to the Indenture dated July 25, 2006 between GNTY and Wilmington Trust Company; and (c) the Capital Securities due 2037, as issued pursuant to the Amended and Restated Declaration of Trust dated March 29, 2007, among DCB Financial Corp., Wells Fargo Bank, National Association, Wells Fargo Delaware Trust Company, and the Administrators named therein.

“GNTY Financial Statements” means GNTY’s (a) audited consolidated balance sheets as of December 31, 2022, 2023, and 2024, and the related statements of income, cash flows and changes in shareholders’ equity for each of the years then ended, and (b) unaudited consolidated balance sheet as of March 31, 2025, and the related unaudited consolidated statements of income, cash flows, and changes in shareholders’ equity for the period then ended.

“GNTY Insiders” has the meaning assigned to such term in Section 4.17.

“GNTY KSOP” means the Guaranty Bancshares, Inc. Employee Stock Ownership Plan With 401(k) Provisions, as amended.

“GNTY Meeting” has the meaning assigned to such term in Section 4.2.2.

“GNTY Options” has the meaning assigned to such term in Section 3.1.3(d).

“GNTY Regulatory Reports” has the meaning assigned to such term in Section 3.1.4(a).

“GNTY Restricted Stock” has the meaning assigned to such term in Section 1.4.2.

“GNTY SEC Reports” has the meaning assigned to such term in Section 3.1.4(b).

“GNTY S-4 Representation Letter” has the meaning assigned to such term in Section 4.21.

“GNTY Securities” has the meaning assigned to such term in Section 3.1.3(d).

“GNTY Stock” means the shares of GNTY common stock, $1.00 par value per share, issued and outstanding from time to time.

“GNTY Stock Plan” means the Guaranty Bancshares, Inc. 2015 Equity Incentive Plan, as amended.

“GNTY Subsidiaries” has the meaning assigned to such term in Section 3.1.3(c).

“GNTY Tax Representation Letter” has the meaning assigned to such term in Section 5.3.7.

“Governmental Authority” means any federal, state, local or non-U.S. government or subdivision thereof or any other governmental, administrative, judicial, taxing, arbitral, legislative, executive, regulatory or self-regulatory authority, instrumentality, agency, commission or body.

“Hazardous Substances” has the meaning assigned to such term in Section 3.1.6(a)(iii).

“Indemnified Parties” has the meaning assigned to such term in Section 6.3.1.

“Independent Accountants” has the meaning assigned to such term in Section 4.12.

“IRC” means the Internal Revenue Code of 1986, as amended.

“KBW” means Keefe, Bruyette & Woods, Inc.

“Knowledge” or any similar knowledge qualification in this Agreement has the following meanings: (a) GNTY will be deemed to have “Knowledge” of a particular fact or matter if any Executive Officer of GNTY or the Bank has actual knowledge of such fact or matter or if any such Person would reasonably be expected to discover or otherwise become aware of such fact or matter in the course of making a reasonable inquiry into such areas of GNTY’s and the Bank’s business that are under such individual’s general area of responsibility; and (b) GBCI will be deemed to have “Knowledge” of a particular fact or matter if any Executive Officer of GBCI or Glacier Bank has actual knowledge of such fact or matter or if any such Person would reasonably be expected to discover or otherwise become aware of such fact or matter in the course of making a reasonable inquiry into such areas of GBCI’s and Glacier Bank’s business that are under such individual’s general area of responsibility.

“Law” means any law, rule, ordinance or regulation of any Governmental Authority, as from time to time amended, modified or supplemented, including (in the case of statutes) by succession of comparable successor Laws and the related regulations thereunder; provided that, for purposes of any representations and warranties contained in this Agreement that are made as of a specific date or dates, references to any Law shall be deemed to refer to such Law, as amended, and the related regulations thereunder as of such date.

“Lease” or “Leases” means and refers to, as applicable, each and all leases, subleases, licenses, concessions, and other agreements (written or oral) under which GNTY or any GNTY Subsidiary holds any Leased Real Estate, including the right to all security deposits and other amounts and instruments deposited by or on behalf of GNTY or any GNTY Subsidiary thereunder.

“Leased Real Estate” means all leasehold or subleasehold estates and other rights to use or occupy any land, buildings, structures, improvements, fixtures, or other interest in real property, including approved and unopened branch offices, off-premises ATM locations and other facilities, held by GNTY or any GNTY Subsidiary.

“Letter of Transmittal” has the meaning assigned to such term in Section 1.6.1(a).

“Liens” means, collectively, liens, pledges, security interests, claims, preemptive or subscriptive rights or other encumbrances or restrictions of any kind.

“Material Adverse Effect” with respect to a Person means an effect that: (a) is materially adverse to the business, assets, liabilities, properties, financial condition or results of operations of the Person and its Subsidiaries taken as a whole; or (b) materially and adversely affects the ability of the Person to consummate the Transactions on or by the Termination Date or to perform its material obligations under this Agreement; provided, however, that a Material Adverse Effect shall not be deemed to include the impact of or be deemed to occur as a result of, either alone or in combination, any effects to the extent attributable to: (i) any changes in Laws or other changes affecting depository institutions generally; (ii) any changes to GAAP or regulatory accounting requirements, that do not have a materially more adverse effect on such party than that experienced by similarly situated financial services companies; (iii) any changes in general economic conditions; (iv) any changes in prevailing interest and deposit rates that do not have a materially more adverse effect on such party than that experienced by similarly situated financial services companies; (v) changes in financial, securities or credit markets; (vi) any changes in national or international political or social conditions, including any outbreak or escalation of major hostilities or acts of terrorism which involves the United States, declarations of any national or global epidemic, pandemic or disease outbreak, or the material worsening of such conditions threatened or existing as of the date of this Agreement; (vii) the impact of the public announcement of, pendency of or completion of the Transactions on relationships with customers and employees; (viii) any failure, in and of itself, to meet internal projections or forecasts (except that the facts or circumstances giving rise or contributing to such failure may nonetheless constitute, or be taken into account in determining whether there has been, a Material Adverse Effect); (ix) any actions or omissions of a party taken at the written request of, or with the prior consent or written waiver of the other, or in contemplation of the Transactions as required or permitted under this Agreement, or as required under any regulatory approval received in connection with the Transactions; or (x) any changes in the trading price or trading volume of securities of such Person on the NYSE (except that the facts or circumstances giving rise or contributing to such change may nonetheless constitute, or be taken into account in determining whether there has been, a Material Adverse Effect) or any other securities trading market.

“Material Contract” has the meaning assigned to such term in Section 3.1.9(a).

“Maximum Transaction Expense Amount” means $25,000,000 (without regard to Taxes or Tax benefits).

“MBCA” means the Montana Business Corporations Act, as amended.

“Merger” has the meaning assigned to such term in Recital B.

“Montana Commissioner” means the Commissioner of the Montana Division of Banking and Financial Institutions.

“NYSE” means the New York Stock Exchange.

“Objection Notice” has the meaning assigned to such term in Section 4.1.8.

“OCC” means the Office of the Comptroller of the Currency.

“Option Exercise Notice Deadline” has the meaning assigned to such term in Section 1.4.1(a).

“ordinary course of business” means an action taken, or omitted to be taken, in the ordinary course of such business in all respects that is materially consistent with past practice, without taking into account the transactions contemplated hereby including the Transactions.

“Outside Date” has the meaning assigned to such term in Section 7.1.

“Owned Real Estate” means all land, together with all buildings, structures, fixtures and improvements located thereon and all easements, rights of way, and appurtenances relating thereto, including approved and unopened branch offices, off-premises ATM locations and other facilities, owned by GNTY or any GNTY Subsidiary other than REO Property.

“Per Share Stock Consideration” means 1.0000 shares of GBCI Common Stock, which is subject to adjustment by an amount per share equal to the Stock Consideration Per Share Adjustment Amount, if any, pursuant to Section 4.14.2. Further, if GBCI declares or effects a stock dividend, reclassification, recapitalization, split-up, combination, exchange of shares or similar transaction between the Execution Date and the Effective Date, the Per Share Stock Consideration will be adjusted accordingly.

“Permitted Exceptions” has the meaning assigned to such term in Section 4.1.8.

“Person” includes an individual, corporation, partnership, association, limited liability company, bank, trust or unincorporated organization.

“Personal Information” means any and all information that (a) alone or in combination with other information held by a party or any of its Subsidiaries can reasonably be used to identify an individual person, household, device or browser, or (b) is defined as “personally identifiable information,” “personal information,” “personal data” or any term similar to any of the foregoing under applicable Privacy and Security Requirements.

“Plan” has the meaning assigned to such term in Section 3.1.18(b).

“PPP” means the Paycheck Protection Program.

“Privacy and Security Requirements” means all (a) applicable Laws, (b) contractual commitments of a party or any of its Subsidiaries, (c) publicly-facing statements, policies, or procedures adopted by a party or any of its Subsidiaries, and (d) industry and self-regulatory standards and codes of conduct to which a party or any of its Subsidiaries is bound, in each case regarding privacy, cybersecurity, data security, or artificial intelligence.

“Properties,” with respect to any party to this Agreement, means properties or other assets owned or leased by such party or any of its Subsidiaries, whether tangible or intangible.

“Proxy Statement/Prospectus” has the meaning assigned to such term in Section 4.2.1(a).

“Real Property” has the meaning assigned to such term in Section 3.1.5(c).

“Registration Statement” has the meaning assigned to such term in Section 4.2.1(a).

“REO Property” means “other real estate owned” (as defined by the FDIC).

“Requisite Regulatory Approvals” has the meaning assigned to such term in Section 4.3.

“Response Notice” has the meaning assigned to such term in Section 4.1.8.

“SEC” means the United States Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations thereunder.

“Securities Laws” has the meaning assigned to such term in Section 3.1.3(e).

“Stock Consideration Per Share Adjustment Amount” has the meaning assigned to such term in Section 4.14.2.

“Subject Properties” has the meaning assigned to such term in Section 3.1.6(a)(i).

“Subsequent Bank Financial Statements” means the Bank’s unaudited internal balance sheets and related internal unaudited statements of income and changes in shareholder’s equity for each month after the Execution Date and before Closing or an earlier Termination Date prepared in accordance with Section 4.1.6.

“Subsequent GNTY Financial Statements” means GNTY’s unaudited consolidated and parent-only balance sheets and related unaudited consolidated statements of income and changes in shareholders’ equity for each month after the Execution Date and before Closing or an earlier Termination Date, prepared in accordance with Section 4.1.6.

“Subsidiary” with respect to any party to this Agreement means any Person in which such party, directly or indirectly, (a) owns or controls at least a majority of the outstanding capital stock or voting power of its outstanding securities or (b) has the power to appoint a general partner, manager or managing member or others performing similar functions.

“Superior Proposal” means, with respect to GNTY and/or the Bank, any Acquisition Proposal that the board of directors of GNTY in good faith concludes (after consultation with its financial advisors and outside counsel, and after taking into account, among other things, the terms and conditions of this Agreement (as it may be proposed to be amended by GBCI) and all legal, financial, regulatory, and other aspects of the proposal and the Person making the proposal), (a) would, if consummated, result in a transaction that is more favorable to GNTY shareholders (in their capacities as shareholders), from a financial point of view, than the transactions contemplated by this Agreement (as it may be proposed to be amended by GBCI), and (b) is reasonably probable of being completed.

“Superior Proposal Notice Period” has the meaning assigned to such term in Section 7.2.6.

“Takeover Laws” and “Takeover Provisions” each has the meaning assigned to such terms in Section 3.1.19(b).

“Taxes” means all federal, state, local, non-U.S. and other income, gross receipts, sales, use, production, ad valorem, transfer, franchise, registration, profits, license, lease, service, service use, withholding, payroll, employment, unemployment, estimated, excise, severance, environmental, stamp, occupation, premium, property (real or personal), real property gains, windfall profits, customs, duties or other taxes, fees, assessments or charges imposed by a Governmental Authority in the nature of a tax of any kind whatsoever, together with any interest, additions, or penalties with respect thereto and any interest in respect of such additions or penalties.

“Tax Returns” means any return, declaration, report, claim for refund, information return or statement or other document required to be filed with or provided to any Governmental Authority in respect of any Tax, including any schedule or attachment thereto, and including any amendment thereof.

“TBOC” means the Texas Business Organizations Code, as amended.

“Termination Date” means the date on which termination of this Agreement takes place under Article 7, if any.

“TFC” means the Texas Finance Code, as amended.

“Title Companies” has the meaning assigned to such term in Section 4.1.8.

“Total Merger Consideration” means the number of shares of GBCI Common Stock determined by multiplying (a) the Per Share Stock Consideration by (b) the number of shares of GNTY Stock outstanding at the Effective Time.

“Trading Day” means a day on which GBCI Common Stock is traded on the NYSE.

“Transactions” has the meaning assigned to such term in Recital B.

“Transaction Related Expenses” means all payments and obligations of GNTY or the Bank related to the preparation and performance of this Agreement and the completion of the Transactions contemplated hereby, including without limitation the payments and obligations that fall within the categories more fully described on Exhibit B hereto.

“Treasury Regulations” means any Treasury Regulations (including temporary regulations) promulgated by the United States Department of the Treasury with respect to the IRC.

“Uncertificated Shareholder Letter” has the meaning assigned to such term in Section 1.6.1(b).

“Uncertificated Shares” has the meaning assigned to such term in Section 1.6.1(b).

ARTICLE 1

TERMS OF TRANSACTION

1.1 Effect of Merger. Upon the Effective Time, pursuant to the terms and subject to the conditions set forth in this Agreement and the applicable provisions of the MBCA and TBOC, GNTY will merge with and into GBCI, with GBCI as the surviving corporation, and in connection therewith, all shares of GNTY Stock issued and outstanding immediately prior to the Effective Time will, by virtue of the Merger and without any further action on the part of any holder of shares of GNTY Stock, be cancelled and extinguished and converted automatically into the right to receive in the aggregate the Total Merger Consideration plus the aggregate amount of cash in lieu of fractional shares in accordance with Section 1.3. Immediately following the Merger, pursuant to the Bank Merger Agreement and as set forth in Section 1.7, the Bank will be merged with and into Glacier Bank, with Glacier Bank as the surviving bank.

1.2 Merger Consideration. Subject to the provisions of this Agreement, including Section 1.3 as of the Effective Date:

1.2.1 Outstanding GBCI Common Stock. The shares of GBCI Common Stock issued and outstanding immediately prior to the Effective Time will remain as issued and outstanding.

1.2.2 Outstanding GNTY Stock. Each share of GNTY Stock issued and outstanding as of the Effective Time will be converted into and represent the right to receive from GBCI, in accordance with Section 1.6, (a) the Per Share Stock Consideration, plus (b) any cash in lieu of fractional shares of GBCI Common Stock in accordance with Section 1.3.

1.3 No Fractional Shares. No fractional shares of GBCI Common Stock will be issued in the Merger. In lieu of fractional shares, if any, each holder of GNTY Stock who is otherwise entitled to receive a fractional share of GBCI Common Stock after adding together all shares of GBCI Common Stock received by such holder in the Merger will receive an amount of cash equal to the product of such fractional share multiplied by the GBCI Average Closing Price. Such fractional share interests will not include the right to vote or receive dividends or any interest on dividends.

1.4 GNTY Stock Awards.

1.4.1 Options.

(a) Outstanding GNTY Options. The GNTY Options have been duly granted and remain outstanding pursuant to the GNTY Stock Plan. If any holder of a GNTY Option that may by its terms be exercised provides a notice of exercise of such GNTY Option to GNTY on or before the 30th calendar day prior to the Effective Date (such date, the “Option Exercise Notice Deadline”), GNTY shall issue shares of GNTY Stock upon such exercise in accordance with the terms of the GNTY Options and the applicable GNTY Stock Plan, including receipt of payment of the exercise price therefor, and each such share of GNTY Stock shall be converted into the right to receive the Per Share Stock Consideration and cash in lieu of fractional shares in accordance with Section 1.3 at the Effective Time. No exercise of GNTY Options shall be permitted if an option holder fails to provide notice of exercise to GNTY by the Option Exercise Notice Deadline. With respect to GNTY Options that remain outstanding and unexercised at the Effective Time, such GNTY Options, whether vested or unvested at the Effective Time, and without any action on the part of any holder thereof, will be assumed by GBCI and will be automatically converted into an option (a “Converted Option”) to purchase GBCI Common Stock on the same terms and conditions as are in effect with respect to the GNTY Option immediately prior to the Effective Time, except that (a) to the extent provided for in the applicable option award agreement under the GNTY Stock Plan, each such Converted Option will be fully vested and exercisable immediately following the Effective Time. (b) each such Converted Option may be exercised solely for shares of GBCI Common Stock, (c) the number of shares of GBCI Common Stock subject to such Converted Option will be equal to the number of shares of GNTY Stock subject to the GNTY Option immediately prior to the Effective Time, multiplied by the Per Share Stock Consideration and rounded down to the nearest whole share of GBCI Common Stock, and (d) the per-share exercise price for each such Converted Option will be adjusted by dividing the per-share exercise price of the GNTY Option immediately prior to the Effective Time by the Per Share Stock Consideration (rounded up to the nearest whole cent); provided, however, that in no case shall the conversion of a GNTY Option be performed in a manner that is not in compliance with the adjustment requirements of IRC Section 409A and, to the extent that the GNTY Option is an incentive stock option under IRC Section 422, the adjustment requirements of IRC Section 424(a). GNTY shall, if requested by GBCI, obtain from each holder of GNTY Options entitled to become a Converted Option under this Section a fully executed option assumption agreement in form and substance reasonably satisfactory to GBCI. The execution of such assumption agreement shall be a condition to the receipt of a Converted Option. Consistent with the terms of the GNTY Stock Plan and the documents governing the outstanding GNTY Options under such plan, the Merger shall not terminate any of the GNTY Options assumed by GBCI.

(b) Special Dividend Adjustment. The board of directors of GNTY (or a committee thereof to the extent applicable) may take any necessary actions to ensure that the terms of the GNTY Options then outstanding are equitably adjusted to take into account the payment of the special dividend, if applicable, pursuant to Section 4.14 of this Agreement; provided, however, that (i) in no case shall such adjustment to a GNTY Option be performed in a manner that is not in compliance with the adjustment requirements of IRC Section 409A and, to the extent that the GNTY Option is an incentive stock option under IRC Section 422, the adjustment requirements of IRC Section 424(a), and (ii) such adjustment shall be performed in accordance with Schedule 1.4.1(b).

(c) Registration. GBCI shall file with the SEC a registration statement on Form S-8 (or any successor form), or another appropriate form with respect to shares of GBCI Common Stock issuable upon exercise of the Converted Options, and shall use its reasonable best efforts to maintain the effectiveness of such registration statement (and maintain the current status of the prospectus or prospectuses contained therein) for so long as the Converted Options remain outstanding. As soon as practicable after the registration of such shares, GBCI shall deliver to the holders of Converted Options an appropriate notice setting forth such holders’ rights pursuant to GBCI’s 2025 Stock Incentive Plan and agreements evidencing such Converted Options, and stating that such Converted Options have been assumed by GBCI and shall continue in effect on the same terms and conditions (subject to the adjustments required by this Section 1.4 after giving effect to the Merger and the terms of the GNTY Stock Plan).

1.4.2 Restricted Stock. Immediately prior to the Effective Time, each outstanding restricted stock award of GNTY (the “GNTY Restricted Stock”) shall, automatically and without any action on the part of the holder thereof, vest and be settled through the issuance of unrestricted shares of GNTY Stock in accordance with the terms of each award agreement and the applicable GNTY Stock Plan, and each such share of GNTY Stock shall be converted into the right to receive at the Effective Time the Per Share Stock Consideration and cash in lieu of fractional shares in accordance with Section 1.3.

1.4.3 Corporate Action. Prior to the Effective Time, the board of directors of GNTY (or a committee thereof to the extent applicable) will take all reasonable corporate actions and adopt such resolutions as may be necessary or appropriate to effectuate this Section 1.4.

1.5 Deposit of Cash and Shares. At or prior to the Closing, GBCI will deposit, or will cause to be deposited, with the Exchange Agent, for the benefit of the holders of GNTY Stock, for exchange in accordance with this Section 1.5 and Section 1.6, (a) evidence of shares in book-entry form, representing the GBCI Shares for payment of the Total Merger Consideration in full; and (b) the aggregate cash in lieu of fractional shares to be paid in accordance with Section 1.3. Such cash and evidence of the GBCI Shares, together with any dividends or distributions with respect thereto, are referred to in this Agreement as the “Exchange Fund.” To the extent that the Exchange Fund diminishes for any reason below the amount required to promptly pay in full the amounts contemplated by this Section 1.5, GBCI shall promptly replace or restore such amounts so as to ensure that the Exchange Fund is at all times maintained at a level sufficient to make in full such payments contemplated by this Article 1. The Exchange Fund shall not be used for any purpose other than as provided in this Agreement.

1.6 Certificates and Uncertificated Shares.

1.6.1 Letter of Transmittal; Uncertificated Shareholder Letter.

(a) GBCI will use its reasonable best efforts to cause the Exchange Agent, within five Business Days following the Effective Date, to mail to each holder of record of a certificate evidencing shares of GNTY Stock (a “Certificate”) a customary form letter of transmittal advising such holder of the procedure for the conversion of each holder’s GNTY Stock evidenced by a Certificate into the consideration to which such holder may be entitled pursuant to this Agreement (the “Letter of Transmittal”).

(b) GBCI will use its reasonable best efforts to cause the Exchange Agent, within five Business Days following the Effective Date, to mail to each holder of record of evidence of a book-entry account statement relating to the ownership of shares of GNTY Stock (“Uncertificated Shares”) a customary form letter advising such holder that all of such holder’s Uncertificated Shares of GNTY Stock have automatically converted into the right to receive the consideration to which such holder may be entitled pursuant to this Agreement (the “Uncertificated Shareholder Letter”).

1.6.2 Payment Procedures.

(a) Each Certificate will, from and after the Effective Time, be deemed for all corporate purposes to represent and evidence only the right to receive the Per Share Stock Consideration (and cash for fractional shares in accordance with Section 1.3) owing in respect of the number of shares of GNTY Stock represented thereby. Following the Effective Time, holders of shares of GNTY Stock represented by a Certificate will provide to the Exchange Agent a properly completed and executed Letter of Transmittal or transfer their shares of GNTY Stock by an “agent’s message” to the Exchange Agent (or such other evidence, if any, of transfer as the Exchange Agent may reasonably request) in exchange for, (i) evidence of issuance in book-entry form equal to the Per Share Stock Consideration multiplied by the aggregate number of shares of GNTY Stock represented by such Certificates, rounded down to the nearest whole number; and (ii) cash in lieu of fractional shares, if any, to which such holder is entitled in accordance with Section 1.3. Until such “agent’s message” (or such other evidence, if any, of transfer as the Exchange Agent may reasonably request) and a properly executed Letter of Transmittal is received by the Exchange Agent (or, in the case of a lost, stolen, or destroyed Certificate, the procedure in Section 1.6.3 is complied with), the holder of shares of GNTY Stock represented by a Certificate will not be entitled to receive his, her or its Per Share Stock Consideration or other amounts payable pursuant hereto.

(b) Each Uncertificated Share will, from and after the Effective Time, be deemed for all corporate purposes to represent and evidence only the right to receive the Per Share Stock Consideration (and cash for fractional shares in accordance with Section 1.3) owing in respect of the number of shares of GNTY Stock represented thereby. Following the Effective Time, holders of Uncertificated Shares will automatically receive, as described in the Uncertificated Shareholder Letter, (i) evidence of issuance in book-entry form equal to the Per Share Stock Consideration multiplied by the aggregate number of shares of GNTY Stock represented by such Uncertificated Shares, rounded down to the nearest whole number; and (ii) cash in lieu of fractional shares, if any, to which such holder is entitled in accordance with Section 1.3.

1.6.3 Lost, Stolen, and Destroyed Certificates.

(a) GNTY will use commercially reasonable efforts to contact GNTY shareholders of record prior to the Effective Date and determine whether any Certificates have been lost, stolen or destroyed. Prior to the Effective Date, GNTY will be authorized to re-issue Certificates or issue evidence of ownership in book-entry form if the holder provides GNTY with (i) satisfactory evidence in a reasonable form that the holder owns GNTY Stock and that the Certificate representing this ownership is lost, stolen, or destroyed, (ii) any affidavit or security GNTY’s transfer agent may require in accordance with its policies or procedures, and (iii) any reasonable additional assurances that GNTY may require.

(b) Beginning after the Effective Date, with respect to any remaining Certificates that have been lost, stolen, or destroyed, the Exchange Agent will be authorized to issue or pay the holder’s Per Share Stock Consideration and cash in lieu of fractional shares in accordance with Section 1.3 in exchange thereof, if the holder provides GBCI with: (i) satisfactory evidence in a reasonable form that the holder owns GNTY Stock and that the Certificate representing this ownership is lost, stolen, or destroyed, (ii) any affidavit or security GBCI’s transfer agent may require in accordance with its policies and procedures (including such bond as may be required by the Exchange Agent in accordance with such policies), and (iii) any reasonable additional assurances that GBCI or the Exchange Agent may require.

1.6.4 Rights to Dividends and Distributions. After the Effective Time, no holder of any Certificate will be entitled to receive any dividends or other distributions otherwise payable to holders of record of GBCI Common Stock on any date on or after the Effective Date, unless the holder has surrendered in accordance with this Agreement his, her or its Certificates (or has met the requirements of Section 1.6.3) in exchange for evidence of GBCI stock ownership. Surrender of Certificates will not deprive the holder of any dividends or distributions that the holder is entitled to receive as a record holder of GNTY Stock prior to the Effective Time. When the holder surrenders his, her or its Certificates in exchange for GBCI Shares, the holder shall become a shareholder of record of GBCI and shall receive the amount, without interest, of any cash dividends and any other distributions declared and distributed after the Effective Time on the whole number of GBCI Shares into which the holder’s GNTY Stock was converted at the Effective Time.

1.6.5 Unclaimed Merger Consideration. Any portion of the Exchange Fund that remains unclaimed by shareholders of GNTY on a date that is 12 months after the Effective Date may be returned to GBCI, at GBCI’s election. To the extent so returned, holders of GNTY Stock who have not, prior to such time, complied with the provisions of this Section 1.6 will, from such time forward, look only to GBCI for payment of the Per Share Stock Consideration and cash in lieu of fractional shares to which they are entitled and/or unpaid dividends and distributions on the GBCI Shares deliverable with respect to each share of GNTY Stock held by such holders as determined pursuant to this Agreement, in each case, without any interest. Neither GBCI nor GNTY will be liable to any holder of GNTY Stock for any amount properly delivered to a public official pursuant to applicable abandoned property, escheat or similar Laws. In the event of a dispute with respect to ownership of GNTY Stock, GBCI and the Exchange Agent shall be entitled to deposit the Per Share Stock Consideration and cash in lieu of fractional shares represented thereby in escrow with an independent third party with instructions to release the Per Share Stock Consideration as determined between the disputing parties promptly upon resolution of the dispute, and thereafter be relieved of any responsibility with respect to any claims thereto.

1.7 Bank Merger. The board of directors of Glacier Bank and the Bank, respectively, have adopted the Bank Merger Agreement and have caused the Bank Merger Agreement to be executed by Glacier Bank and the Bank simultaneously with the execution and delivery of this Agreement. Prior to the Effective Time, GBCI and GNTY, as the sole shareholders of Glacier Bank and the Bank, respectively, shall approve the Bank Merger and the Bank Merger Agreement. Immediately following the Effective Time, Glacier Bank and the Bank shall (a) consummate the Bank Merger and (b) file with the Secretary of State of Montana articles of merger or other such documents, in the form required by and executed in accordance with the relevant provisions of the MBCA. The effect of the Bank Merger shall be as provided in the Bank Merger Agreement, applicable federal and state banking Laws and the applicable provisions of the MBCA.

ARTICLE 2

CLOSING OF TRANSACTION

2.1 Effective Date. The Merger shall be consummated at the Effective Time by the filing with and acceptance by the Secretaries of State of Montana and Texas of Articles of Merger, in the form required by and executed in accordance with the relevant provisions of the MBCA and TBOC (together, the “Articles of Merger”). The Effective Time will be the time specified in the Articles of Merger filed with the Secretaries of State of Montana and Texas, unless no time is specified in the Articles of Merger in which case it shall be the time that the filing is accepted. At the Closing, the parties shall cause the Articles of Merger to be filed with the Secretaries of State of Montana and Texas in accordance with the relevant provisions of the MBCA and the TBOC.

2.2 Events of Closing. Subject to the terms and conditions of this Agreement, unless otherwise agreed by the parties, the parties intend that the Transactions shall be effective as of October 31, 2025; provided, however, if the Transactions are not effective as of October 31, 2025, then the Transactions shall be effective as of the last day of the month occurring not less than five Business Days after fulfillment or waiver of each condition precedent set forth in, and the granting of each approval (and expiration of any waiting period, which for the avoidance of doubt is not included for purposes of calculating the five Business Days referred to above) covered by Article 5 (other than those conditions or approvals that by their nature are to be satisfied by action taken at the Closing) (the “Condition Satisfaction”); provided, further (a) GBCI shall not be required to consummate the Transactions on a date other than the last day of the first month immediately following a quarter end (including fiscal year-end 2025), and (b) if the Outside Date is less than five Business Days after the Condition Satisfaction, then the Closing shall occur and be effective on the Outside Date, or, at GBCI’s option, at 12:01 a.m. Mountain Time on the first Business Day after the Outside Date. At or prior to the Closing, all properly executed documents required by this Agreement will be delivered to the proper party, in form consistent with this Agreement. If any party fails to deliver a required document at the Closing or otherwise defaults under this Agreement prior to the Closing, then the Closing and the Transactions will not occur unless the adversely affected party waives the default.

2.3 Manner and Time of Closing. The Closing will take place remotely via the electronic exchange of documents and signatures on such date as the parties may reasonably agree, at 10:00 a.m. Mountain Time, or such other time as the parties agree.

ARTICLE 3

REPRESENTATIONS AND WARRANTIES

3.1 Representations and Warranties of GNTY and the Bank. Each of GNTY and the Bank represents and warrants to GBCI and Glacier Bank that, except (a) as set forth in the GNTY SEC Reports filed with the SEC prior to the Execution Date (but disregarding risk factor disclosures contained under the heading “Risk Factors,” or disclosure of risks set forth in any “forward-looking statements” disclaimer or any other statements that are similarly non-specific or cautionary, predictive or forward-looking in nature), or (b) as disclosed in the confidential disclosure schedule delivered in connection with this Agreement (which disclosure schedule shall not be deemed a part of this Agreement and shall set forth, among other things, items the disclosure of which are necessary or appropriate either in response to an express disclosure requirement contained in this Agreement or as an exception to one or more representations or warranties contained in this Section 3.1) (the “Disclosure Schedule”):

3.1.1 Organization and Good Standing; Authority.

(a) GNTY is a corporation duly organized, validly existing and in good standing under the Laws of the State of Texas, is a registered bank holding company pursuant to the BHC Act, and has all requisite corporate power and authority to own and operate its Properties and to carry on its businesses as now conducted. GNTY is duly licensed or qualified to do business and in good standing in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary, except where the failure to be so licensed or qualified or to be in good standing would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on GNTY. True and complete copies of the certificate of formation and bylaws of GNTY, as in effect as of the date of this Agreement, have previously been made available to GBCI. GNTY is not in violation of any of the provisions of its certificate of formation or bylaws.

(b) The Bank is duly organized, validly existing, and in good standing as a national banking association under the Laws of the United States of America, subject to primary regulation, supervision and examination by the OCC, and has all requisite corporate power and authority to own and operate its Properties and to carry on its business as now conducted. The deposit accounts of the Bank are insured by the FDIC through the Deposit Insurance Fund (as defined in Section 3(y) of the Federal Deposit Insurance Act of 1950, as amended) to the fullest extent permitted by Law, all premiums and assessments required to be paid in connection therewith have been paid when due, and no proceedings for the termination of such insurance are pending or threatened. The Bank is duly licensed or qualified to do business and in good standing in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary, except where the failure to be so licensed or qualified or to be in good standing would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on GNTY. There are no restrictions on the ability of the Bank to pay dividends or distributions, other than restrictions on dividends or distributions generally applicable to similarly situated regulated entities. True and complete copies of the articles of association and bylaws of the Bank, as in effect as of the date of this Agreement, have previously been made available to GBCI. The Bank is not in violation of any of the provisions of its articles of association or bylaws.

(c) Each GNTY Subsidiary (other than the Bank) (i) is duly organized and validly existing under the laws of its jurisdiction of organization, (ii) is duly licensed or qualified to do business and, where such concept is recognized under applicable law, in good standing in all jurisdictions (whether federal, state, local or foreign) in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary and in which the failure to be so licensed or qualified or in good standing would reasonably be expected, either individually or in the aggregate, to have a Material Adverse Effect on GNTY and (iii) has all requisite power and authority to own, lease or operate its properties and assets and to carry on its business as now conducted. There are no restrictions on the ability of any such other GNTY Subsidiary to pay dividends or distributions, except as provided by Law or in the case of a Subsidiary that is a regulated entity, for restrictions on dividends or distributions generally applicable to all such regulated entities. No such Subsidiary is in violation of any of the provisions of the articles or certificate of incorporation or bylaws, certificate of formation or organization, operating or partnership agreement, or comparable organizational documents of such Subsidiary.

(d) This Agreement has been duly executed and delivered by each of GNTY and the Bank and, assuming due and valid authorization, execution and delivery of this Agreement by GBCI and Glacier Bank, is a valid and binding obligation of each of GNTY and the Bank enforceable against GNTY and the Bank, respectively, in accordance with its terms, except that (i) such enforcement may be subject to applicable bankruptcy, reorganization, insolvency, moratorium or other similar Laws, now or hereafter in effect, affecting creditors’ rights generally, and (ii) the remedy of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any proceeding may be brought (the “General Enforceability Exceptions”).

3.1.2 No Breach or Violation.

(a) Assuming the approval described in Section 5.3.9 is obtained and all Requisite Regulatory Approvals made and/or obtained, as applicable, the execution, delivery and performance of this Agreement does not and will not, and the consummation of the Transactions will not, constitute or result in: (i) a breach or violation of, or a default under, the certificate of formation or articles of association, as applicable, or bylaws of GNTY or the Bank, (ii) assuming that all consents, approvals, authorizations, permits, actions, filings or notifications contemplated by Section 3.1.2(b) have been obtained or made, as applicable, a material violation of any Law, or any governmental or non-governmental permit or license to which either GNTY or any GNTY Subsidiary, or any of their respective Properties or assets is subject, (iii) a breach or violation of, or a default under, or the acceleration of or the creation of a Lien (with or without the giving of notice, the lapse of time or both) under any provision of any Material Contract, or (iv) any change in the rights or obligations of any party to a Material Contract, except, in the case of clause (iii) and clause (iv), as has not had and would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on GNTY.

(b) The execution, delivery and performance of this Agreement by GNTY and the Bank and the consummation of the Transactions do not and will not require any consent, approval, authorization or permit of, action by, filing with or notification to, any Governmental Authority, except for (i) applicable requirements of the Securities Act, including, without limitation, the filing and declaration of effectiveness of the Registration Statement, (ii) applicable requirements of the Exchange Act, (iii) the Requisite Regulatory Approvals, (iv) state securities, takeover and “Blue Sky” Laws, (v) the applicable requirements of the NYSE, (vi) the filing of the Articles of Merger as required by the TBOC and the MBCA, and (vii) any such other consent, approval, authorization, permit, action, filing or notification the failure of which to make or obtain would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on GNTY.

3.1.3 Capital Stock.

(a) The authorized capital stock of GNTY consists of 50,000,000 shares of GNTY Stock, par value $1.00 per share, and 15,000,000 shares of GNTY preferred stock, par value $5.00 per share. A total of 11,345,511 shares of GNTY Stock were issued and outstanding as of the Execution Date, all of which shares were duly authorized, validly issued and are fully paid and nonassessable. No shares of GNTY preferred stock were outstanding as of the Execution Date.

(b) The authorized capital stock of the Bank consists of 10,000,000 shares of common stock, $5.00 par value per share. A total of 972,291 shares of common stock of the Bank are issued and outstanding and owned by GNTY as of the Execution Date. All shares of Bank common stock issued and outstanding as of the Execution Date are owned by GNTY free and clear of all Liens (except as provided under 12 U.S.C. § 55 or any comparable provision of applicable state Law), are duly authorized, validly issued, and are fully paid, and nonassessable.

(c) Schedule 3.1.3(c) sets forth a true and complete list of all Subsidiaries of GNTY (including the Bank), which for the avoidance of doubt includes any Subsidiaries of a Subsidiary, as well as a description of the ownership interest in each Subsidiary (all such Subsidiaries of GNTY, collectively, the “GNTY Subsidiaries”). GNTY owns, directly or indirectly, all of the issued and outstanding shares of capital stock or other equity ownership interests of each of the GNTY Subsidiaries (other than the Bank, which is covered by subsection (b) above), free and clear of any Liens, and all of such shares or equity ownership interests are duly authorized, validly issued, fully paid, and nonassessable, and were not issued in violation of any preemptive rights. Except for its interests in the GNTY Subsidiaries, GNTY does not own, directly or indirectly, any capital stock, membership interest, partnership interest, joint venture interest or other equity interest in any Person, or any interest in any special purpose entities, limited purpose entities, or qualified special purpose entities.

(d) Except as set forth in Schedule 3.1.3(d) and except for 340,320 shares of GNTY Stock reserved for issuance upon exercise of options duly granted under the GNTY Stock Plan and outstanding as of the Execution Date (the “GNTY Options”) and 8,979 shares of GNTY Restricted Stock outstanding, (i) there are no shares of GNTY Stock reserved for issuance, (ii) there are no outstanding securities or rights convertible into or exchangeable for capital stock of or other equity or voting securities of or an ownership interest in GNTY or any GNTY Subsidiary, (iii) there are no outstanding subscriptions, options, warrants, stock appreciation, phantom stock, profit participation or similar rights, preemptive rights, anti-dilutive rights, rights of first refusal or similar rights or other agreements or commitments of any nature relating to the acquisition of, or GNTY’s obligation to issue, transfer, redeem, repurchase, sell or register, capital stock of or other equity or voting securities of or an ownership interest in GNTY (or securities or rights convertible into or exchangeable or exercisable for capital stock of or other equity or voting securities of or an ownership interest in GNTY), (iv) there are no voting trusts, shareholders’ agreements, proxies or other agreements or understandings in effect to which GNTY, or, to the Knowledge of GNTY, a director of GNTY, is a party with respect to the voting or transfer of any of the shares of capital stock of or other equity or voting securities of or an ownership interest in GNTY (other than the agreements described in Recital E), and (v) there are no outstanding subscriptions, options, warrants, stock appreciation, phantom stock, profit participation or similar rights, preemptive rights, anti-dilutive rights, rights of first refusal or similar rights or other agreements or commitments of any nature relating to the acquisition of, or any GNTY Subsidiary’s obligation to issue, transfer, redeem, repurchase, sell or register, shares of capital stock of or other voting or equity securities of or ownership interests in any GNTY Subsidiary (or securities or rights convertible into or exchangeable or exercisable for shares of capital stock of or other voting or equity securities of or an ownership interest in any GNTY Subsidiary). The GNTY Stock, together with the securities described in the introductory clause of this Section 3.1.3(d), are referred to as the “GNTY Securities.”

(e) All outstanding shares of GNTY Stock and all outstanding shares of capital stock, voting securities, or other ownership interests in any GNTY Subsidiary, have been issued or granted, as applicable, in compliance in all material respects with the Securities Act, the Exchange Act, and state securities and “Blue Sky” laws (collectively, the “Securities Laws”).

3.1.4 Reports and Financial Statements.

(a) Since January 1, 2022, each of GNTY and the Bank have filed all reports and statements, together with any required amendments to these reports and statements (collectively, the “GNTY Regulatory Reports”), that they were required to file with (i) the Federal Reserve, (ii) the FDIC, and (iii) any other applicable federal or state banking, insurance, or other regulatory authorities, and has paid all material fees and assessments due and payable in connection herewith. Each of the GNTY Regulatory Reports, including the related financial statements and exhibits, complied as to form in all material respects with all applicable statutes, rules and regulations as of their respective dates.

(b) GNTY has filed all reports, schedules, registration statements, prospectuses, and other documents, together with all amendments thereto, required to be filed with the SEC since December 31, 2022 (the “GNTY SEC Reports”). As of their respective dates of filing with the SEC (or, if amended or superseded by a subsequent filing prior to the date hereof, as of the date of such subsequent filing), the GNTY SEC Reports complied (and each GNTY SEC Report filed subsequent to the date hereof and prior to the Effective Time will comply) in all material respects with applicable Laws and did not or will not, as the case may be, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances under which they were made, not misleading. There are no outstanding comments from, or unresolved issues raised by, the SEC with respect to any of the GNTY SEC Reports. To the Knowledge of GNTY, no enforcement action by the SEC relating to its disclosures in any GNTY SEC Report is pending or threatened against GNTY or its directors or officers.

(c) Each of GNTY’s balance sheets included in the GNTY Financial Statements has been prepared in conformity with GAAP and fairly presents in all material respects (or, in the case of GNTY Financial Statements to be prepared and filed with the SEC pursuant to GNTY’s reporting obligations under the Exchange Act for periods ending on a date following the Execution Date, will fairly present) the financial position of each of GNTY and the Bank as of the date of the balance sheet. Each of the statements of income, cash flows and shareholders’ equity included in the GNTY Financial Statements, fairly presents in all material respects (or, in the case of GNTY Financial Statements for periods ending on a date following the Execution Date, will fairly present) the results of operations, shareholders’ equity and cash flows, as the case may be, of each of GNTY and the Bank for the periods set forth in these statements, in each case in accordance with GAAP, except as may be noted in these statements.

(d) GNTY maintains a system of internal accounting controls sufficient to comply with all legal and accounting requirements applicable to the businesses of GNTY and the GNTY Subsidiaries. Since January 1, 2022, GNTY has not identified any significant deficiencies or material weaknesses in the design or operation of its internal control over financial reporting, and GNTY has not effected any material change in its internal control over financial reporting.

(e) Since January 1, 2022, to the Knowledge of GNTY, neither GNTY nor any of the GNTY Subsidiaries has received or otherwise obtained knowledge of any material complaint, allegation, or claim regarding (i) the accounting or auditing practices or procedures (including with respect to loan loss reserves, write-downs, charge-offs and accruals) of GNTY or any GNTY Subsidiary, including any material complaint, allegation, or claim that GNTY or any GNTY Subsidiary has engaged in questionable accounting or auditing practices, or (ii) any material violation of securities laws, breach of fiduciary duty or similar violation by GNTY or any GNTY Subsidiary or any of their respective officers, directors, employees or agents.

(f) The books and records of GNTY and the GNTY Subsidiaries have been accurately maintained in all material respects, and in accordance with the business practices customary in the banking industry, and they fairly reflect the substance of events and transactions included therein. Such books and records comply in all material respects with applicable legal, regulatory, accounting and banking requirements in effect at the time they were produced.

(g) Schedule 3.1.4(g) lists all investments (other than investments in GNTY Subsidiaries and securities issued by any Governmental Authority) owned by GNTY, the Bank, or any other GNTY Subsidiary as of March 31, 2025. All such investments comply with all applicable Laws and regulations, including without limitation the BHC Act.

3.1.5 Properties.

(a) GNTY or the Bank has good and marketable fee simple title to the Owned Real Estate free and clear of any Liens (other than Liens for Taxes not yet delinquent, non-monetary Liens on the Owned Real Estate that do not adversely affect the use or value of the Owned Real Estate in any material respect, pledges to secure deposits and other security provided in the ordinary course of business including, without limitation, security for Federal Home Loan Bank borrowings, federal funds, repurchase agreements and any other Liens disclosed in the GNTY Financial Statements and any other Permitted Exceptions). Schedule 3.1.5(a) contains a true and complete list by address of the Owned Real Estate owned by GNTY or the Bank as of the Execution Date. Except as set forth on Schedule 3.1.5(a), neither GNTY nor any GNTY Subsidiary: (i) lease or grant any Person (other than another GNTY Subsidiary) the right to occupy all or any part of the Owned Real Estate; (ii) other than to GBCI, has granted any Person an option, right of first offer, or right of first refusal to purchase such Owned Real Estate or any portion thereof or interest therein; or (iii) has received written notice of any pending, or, to the Knowledge of GNTY, threatened, condemnation proceeding affecting any Owned Real Estate or any portion thereof or interest therein. Neither GNTY nor any GNTY Subsidiary is a party to any agreement or option to purchase any real property or interest therein.

(b) Schedule 3.1.5(b) contains a true and complete list of all Leases (including all amendments, extensions, renewals, guaranties, and other agreements with respect thereto) as of the Execution Date for each Leased Real Estate (including the date and name of the parties to such Lease document). GNTY has delivered to GBCI a true and complete copy of each such Lease. With respect to each of the Leases: (i) such Lease is a legal, valid, binding and enforceable obligation of GNTY or a GNTY Subsidiary, as applicable, and in full force and effect; (ii) neither GNTY nor any GNTY Subsidiary nor, to the Knowledge of GNTY, any other party to the Lease, is in breach or default under such Lease, and no event has occurred or circumstance exists which, with or without notice, lapse of time, or both, would constitute a breach or default on the part of GNTY or any GNTY Subsidiary under such Lease; (iii) GNTY’s or a GNTY Subsidiary’s possession and quiet enjoyment of the Leased Real Estate under such Lease has not been disturbed, and to the Knowledge of GNTY, there are no disputes with respect to such Lease; and (iv) there are no Liens on the estate created by such Lease (other than Liens for Taxes not yet delinquent, non-monetary Liens on the estate created by such Lease that do not adversely affect the use or value of such estate in any material respect, pledges to secure deposits and other security provided in the ordinary course of business including, without limitation, security for Federal Home Loan Bank borrowings, federal funds and repurchase agreements). Neither GNTY nor any GNTY Subsidiary has assigned, pledged, mortgaged, hypothecated, or otherwise transferred any Lease or any interest therein nor has GNTY or any GNTY Subsidiary subleased, licensed, or otherwise granted any Person (other than another GNTY Subsidiary) a right to use or occupy such Leased Real Estate or any portion thereof.

(c) The Owned Real Estate identified in Schedule 3.1.5(a) and the Leased Real Estate identified in Schedule 3.1.5(b) comprise all of the real property used or intended to be used in, or otherwise related to, the business of GNTY or any GNTY Subsidiary (collectively, the “Real Property”). To the Knowledge of GNTY, all buildings and structures on the Real Property and the equipment located thereon are in all material respects (i) in good operating condition and repair (ordinary wear and tear excepted) and (ii) in conformance with all ordinances, regulations, zoning and other Laws.

(d) GNTY has delivered to GBCI true, accurate and complete copies of each of the following to the extent in the possession or control of GNTY or its GNTY Subsidiaries and in any way related to the Real Property: (i) title policies together with legible copies of all underlying exceptions, (ii) zoning reports and zoning letters, and (iii) licenses and permits necessary for the use and occupancy of such real property for its current use. To the Knowledge of GNTY, no exceptions, reservations, or encumbrances have arisen or been created since the date of issuance of those policies that would interfere with the current use and occupancy of the Real Property (other than Liens for Taxes not yet delinquent).

(e) GNTY and each GNTY Subsidiary are in possession of and have good and marketable title to, or valid leasehold interests in or valid rights under contract to use, the machinery, equipment, furniture, fixtures, on-premises ATMs, security systems, safe deposit boxes (exclusive of contents), vaults, sign structures and other tangible personal property and assets owned, leased, or used by GNTY or any GNTY Subsidiary, free and clear of all Liens (other than Liens for Taxes not yet delinquent, non-monetary Liens on the tangible personal property that do not adversely affect the use or value of the tangible personal property in any material respect, pledges to secure deposits and other security provided in the ordinary course of business including, without limitation, security for Federal Home Loan Bank borrowings, federal funds and repurchase agreements).

(f) Schedule 3.1.5(f) lists all of the Bank’s existing branches and offices, all off-site ATMs, and all new branches or offices that the Bank has applied to establish or purchase, along with the estimated cost to establish or purchase those new branches.

3.1.6 Environmental Matters.

(a) For purposes of this Agreement, the following definitions apply:

(i) “Subject Properties” with respect to GNTY and the GNTY Subsidiaries means (A) all real property at which its businesses have been conducted, and any property where under any Environmental Law it or any GNTY Subsidiary is deemed to be the present or past owner or operator of the property; (B) any facility in which it is or was the owner or operator of the facility; and (C) all other real property that, for purposes of any Environmental Law, it otherwise would be deemed to be a present or past owner or operator of or as otherwise having control over during the five years prior to the Execution Date.

(ii) “Environmental Laws” means all federal, state and local environmental, health, and safety Laws, regulations, orders, authorizations, common Law and agency requirements relating to: (A) the protection or restoration of the environment, health and safety as it relates to exposures to Hazardous Substances or natural resource damages, (B) the handling, use, transportation, treatment, storage, presence, disposal, release or threatened release of, or exposure to, any Hazardous Substance, or (C) wetlands, indoor air quality, pollution, contamination or any injury or threat of injury to persons or property from exposure to any Hazardous Substance, including without limitation the Resource Conservation and Recovery Act, the Comprehensive Environmental Response, Compensation and Liability Act, the Clean Water Act, and the Federal Clean Air Act, each as amended, and including their respective state counterparts.

(iii) “Hazardous Substances” means any substance, material or waste that is (A) defined as a “hazardous substance,” “pollutant or contaminant,” or “hazardous waste” or otherwise regulated pursuant to any Environmental Law, or (B) petroleum or a petroleum product or by-product, asbestos-containing material, lead-containing paint or plumbing, or any other substance defined as “hazardous,” “dangerous,” or “toxic” under any Environmental Law.

(b) To the Knowledge of GNTY, the Subject Properties currently owned, operated or leased are, and the Subject Properties owned, operated, or leased at any time during the past five years was at the time owned, operated, or leased, in material compliance with all applicable Environmental Laws, and to the Knowledge of GNTY, no circumstances exist, or existed at the time a Subject Properties, which is no longer owned, operated or leased, was owned, operated, or leased, that would result in a material violation of such Environmental Laws.

(c) To the Knowledge of GNTY, none of the following exist and no reasonable basis for any of the following exists: pending or threatened claims, actions, investigations, notices of non-compliance, information requests or notices of potential responsibility or proceedings involving GNTY, its GNTY Subsidiaries or any Subject Properties, relating to:

(i) an asserted liability of GNTY or any GNTY Subsidiaries, or any prior owner, occupier, or user of the Subject Properties under any applicable Environmental Law or the terms and conditions of any permit, license, authority, settlement, agreement, decree or other obligation arising under any applicable Environmental Law;

(ii) the handling, storage, use, transportation, removal, release or disposal of Hazardous Substances;

(iii) the actual or threatened discharge, release or emission of Hazardous Substances from, on or under or within the Subject Properties into the air, water, surface water, ground water, land surface, or subsurface strata; or

(iv) personal injuries or damage to the Subject Properties related to or arising out of the release, use or disposal of Hazardous Substances.

(d) Except as disclosed on Schedule 3.1.6(d), to the Knowledge of GNTY, no drums, barrels or storage tanks underground or similar vessels containing Hazardous Substances are present on the Subject Properties currently owned, operated, or leased by GNTY or its GNTY Subsidiaries, or, if present, none of such vessels is leaking and each of them is in material compliance with all applicable Environmental Laws. With respect to any Subject Properties, except as would be in material compliance with applicable Environmental Laws, neither GNTY nor the Bank owns, possesses or controls any PCBs, PCB-contaminated fluids, wastes or equipment, or any material amount of asbestos or asbestos-containing material. Any asbestos or asbestos-containing material on the Subject Properties currently owned by GNTY or its GNTY Subsidiaries, is properly contained in compliance with all applicable Environmental Laws in all material respects, and to the Knowledge of GNTY, there is no threat that asbestos or asbestos-containing material will be released into the environment in violation of Environmental Law in the present condition of such asbestos or asbestos-containing material as such Subject Properties are currently operated. To the Knowledge of GNTY, no Hazardous Substances have been discharged, released or emitted, or are threatened to be discharged, released or emitted, at or on or from any Subject Properties, except in compliance in all material respects with applicable Environmental Laws.

(e) To the Knowledge of GNTY, no part of the Subject Properties has been subject to, or is scheduled for, investigation, monitoring or other remedial action under any applicable Environmental Law.

(f) To the Knowledge of GNTY, no condition from, on or under the Subject Properties exists with respect to the Subject Properties that would require remedial action by GNTY or any GNTY Subsidiaries under applicable Environmental Laws.

3.1.7 Taxes.

(a) Tax Returns and Payment of Taxes. GNTY and each GNTY Subsidiary have duly and timely filed or caused to be filed (taking into account any valid extensions) all income and other material Tax Returns required by Law to be filed by each of them. Such Tax Returns are true, complete and correct in all material respects. Neither GNTY nor any GNTY Subsidiary is currently the beneficiary of any extension of time within which to file any Tax Return (excluding automatic extensions obtained in the ordinary course of business). All income and other material Taxes due and owing by GNTY or any GNTY Subsidiary

(whether or not shown on any Tax Return) have been timely paid to the appropriate Governmental Authority or, where payment is not yet due, GNTY has made an adequate provision for such Taxes in the GNTY Financial Statements (in accordance with GAAP). None of GNTY or any GNTY Subsidiary has incurred any material liability for Taxes since the date of GNTY’s most recent financial statements outside the ordinary course of business or otherwise inconsistent with past practice.

(b) Availability of Tax Returns. GNTY has made available to GBCI complete and accurate copies of all U.S. federal, state, local and non-U.S. income and franchise Tax Returns filed by or on behalf of GNTY or any of its Subsidiaries for any Tax period after January 1, 2023.

(c) Withholding. GNTY and the GNTY Subsidiaries have at all times withheld and paid to the appropriate Governmental Authority all material Taxes required to have been withheld and paid in connection with amounts paid or owing to any Employee, independent contractor, creditor, customer, shareholder or other third party, and complied in all material respects with all information reporting and backup withholding provisions of applicable Law.

(d) Liens. There are no Liens for Taxes upon the assets of GNTY or any GNTY Subsidiary other than for Taxes not yet delinquent or for Taxes that are being contested in good faith by appropriate proceedings and for which adequate reserves in accordance with GAAP have been made in the GNTY Financial Statements.

(e) Tax Deficiencies and Audits. No deficiency for any amount of income or other material Taxes which has been proposed, asserted or assessed in writing by any Governmental Authority against GNTY or any GNTY Subsidiary remains unpaid or otherwise outstanding. There are no waivers or extensions of any statute of limitations currently in effect with respect to Taxes of GNTY or any GNTY Subsidiary. There are no audits, suits, proceedings, investigations, claims, examinations or other administrative or judicial proceedings ongoing or pending with respect to any income or other material Taxes of GNTY or any of its GNTY Subsidiaries of which GNTY has Knowledge. There are no Tax Returns filed by or on behalf of GNTY or any of its Subsidiaries for taxable periods ended on or after January 1, 2020 that have been audited or are the subject of an audit.

(f) Tax Jurisdictions. No claim by any Governmental Authority in a jurisdiction in which neither GNTY nor any GNTY Subsidiary files or has filed Tax Returns has been received by GNTY or any GNTY Subsidiary since January 1, 2020, asserting that GNTY or any GNTY Subsidiary is or may be subject to Tax in that jurisdiction, which claim is unresolved.

(g) Tax Rulings. None of GNTY or any GNTY Subsidiary have requested or are the subject of or bound by any private letter ruling, technical advice memorandum or similar ruling or memorandum with any taxing authority with respect to any Taxes, nor is any such request outstanding.

(h) Consolidated Groups, Transferee Liability and Tax Agreements. None of GNTY or any GNTY Subsidiary (i) have been a member of a group filing Tax Returns on a consolidated, combined, unitary or similar basis (except for a group of which GNTY or any GNTY Subsidiary is the parent), or (ii) have any liability for Taxes of any Person (other than GNTY or any GNTY Subsidiary) under Treasury Regulations Section 1.1502-6 (or any comparable provision of local, state or foreign Law), as a transferee or successor, or by contract (excluding commercial agreements entered into in the ordinary course of business the primary purpose of which does not relate to Taxes), or otherwise, or (iii) are a party to, bound by or has any liability under any Tax sharing, allocation or indemnification agreement or arrangement (except for such agreements or arrangements solely between GNTY and/or any GNTY Subsidiary and except for commercial agreements entered into in the ordinary course of business the primary purpose of which does not relate to Taxes).

(i) Post-Closing Tax Items. GNTY and the GNTY Subsidiaries will not be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the date of Closing as a result of any (i) material change in method of accounting for a taxable period ending on or prior to the Effective Date made prior to the Closing, (ii) “closing agreement” as described in IRC Section 7121 (or any corresponding or similar provision of state, local or foreign income Tax Law) executed prior to the date of Closing, (iii) installment sale or open transaction disposition made prior to the date of Closing, or (iv) prepaid amount received on or prior to the date of the Closing.

(j) IRC Section 355. None of GNTY, the Bank or any other GNTY Subsidiary have been a “distributing corporation” or a “controlled corporation” in connection with a distribution described in IRC Section 355 in the two (2) years prior to the date of this Agreement.

(k) Listed Transactions. None of GNTY, the Bank, or any other GNTY Subsidiary have participated in, or a promoter of, a “listed transaction” within the meaning of IRC Section 6707A(c)(2) and Treasury Regulations 1.6011-4(b)(2).

(l) IRC Section 101(j). GNTY, the Bank, and each GNTY Subsidiary are in compliance with the notice and consent requirements under IRC Section 101(j) with respect to any Bank-owned life insurance policies or similar plans and related agreements.

3.1.8 Regulatory Matters.

(a) Since January 1, 2022, GNTY and each GNTY Subsidiary have complied in all material respects with, and are not in default or violation in any material respect of, (i) any applicable Laws, including without limitation all Laws related to data protection or privacy, the USA PATRIOT Act, the Bank Secrecy Act, the Equal Credit Opportunity Act and Regulation B, the Fair Housing Act, the Community Reinvestment Act, the Fair Credit Reporting Act, the Truth in Lending Act and Regulation Z, the Home Mortgage Disclosure Act, the Fair Debt Collection Practices Act, the Electronic Fund Transfer Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, any regulations promulgated by the Consumer Financial Protection Bureau, the Real Estate Settlement Procedures Act and Regulation X and any other Laws or regulations relating to bank secrecy, discriminatory lending, financing or leasing practices, money laundering prevention, and all requirements relating to the origination, sale and servicing of mortgage and consumer loans and (ii) any posted or internal privacy policies relating to data protection or privacy, including without limitation, the protection of Personal Information, and GNTY has no Knowledge of, nor has it received since January 1, 2022, written notice of, any defaults or violations of any applicable Law.

(b) GNTY and each GNTY Subsidiary have implemented measures regarding cybersecurity that are, in all material respects, commercially reasonable and consistent with applicable data privacy and security Laws.

(c) None of GNTY or any GNTY Subsidiary are a party to any cease and desist order, written agreement, or memorandum of understanding with, or a party to any commitment letter or similar undertaking to, or are subject to any order or directive by, or are a recipient of any extraordinary supervisory letter from, or have adopted any board resolutions that continue to be effective on or after the Execution Date at the request of, federal or state regulatory authorities, nor have any of them been advised by, or have any Knowledge of facts which could give rise to an advisory notice by, such authorities that they are contemplating issuing or requesting any such order, agreement, memorandum or similar document or undertaking.

(d) Since January 1, 2022, each of GNTY and the GNTY Subsidiaries has properly administered all accounts for which it acts as a fiduciary, including accounts for which they serve as a trustee, agent, custodian, personal representative, guardian, conservator or investment advisor, in accordance with the terms of the governing documents and applicable Law. None of GNTY, any GNTY Subsidiary, or any director, officer, or employee of GNTY or any GNTY Subsidiary have committed any material breach of trust or fiduciary duty with respect to any such fiduciary account, and the accountings for each such fiduciary account accurately reflect in all material respects the assets of such fiduciary account. Neither GNTY nor any of GNTY Subsidiary has received any written, or to the Knowledge of GNTY oral, customer demands, complaints or other communications that are unresolved and which assert facts or circumstances that would, if true, constitute a breach of trust with respect to any fiduciary or agency account.

(e) None of GNTY or any GNTY Subsidiary, nor, to the Knowledge of GNTY, any of their respective directors, officers, employees, agents, or any other persons acting on their behalf, (i) have violated the Foreign Corrupt Practices Act, 15 U.S.C. Sections 78dd-1 et seq., as amended, or any other similar applicable foreign, federal or state legal requirement, (ii) have made or provided, or caused to be made or provided, directly or indirectly, any payment or thing of value to a foreign official, foreign political party, candidate for office or any other person while knowing or having a reasonable belief that the person will pay or offer to pay the foreign official, party or candidate, for the purpose of influencing a decision, inducing an official to violate their lawful duty, securing an improper advantage, or inducing a foreign official to use their influence to affect a governmental decision, (iii) have paid, accepted or received any unlawful contributions, payments, expenditures or gifts, (iv) have violated or operated in noncompliance with any export restrictions, money laundering Law, anti-terrorism Law or regulation, anti-boycott regulations or embargo regulations, or (v) are currently subject to any United States sanctions administered by the Office of Foreign Assets Control of the United States Treasury Department.

(f) To the extent that either GNTY or the Bank has originated or otherwise participated in any program or benefit created or modified by the Covid-19 Relief Acts, including but not limited to the PPP, it has done so in good faith and in material compliance with all Laws governing such program, including but not limited to all regulations and guidance issued by the Small Business Administration with respect to loans originated pursuant to or in association with the PPP.

(g) As of the Execution Date, each of GNTY and the Bank maintains regulatory capital ratios that exceed the levels established for “well-capitalized” institutions (as such term is defined in the relevant regulation of the institution’s primary bank regulator). As of the Execution Date, neither GNTY nor the Bank has received any notice from a Governmental Authority that its status as “well-capitalized” or that the Bank’s Community Reinvestment Act rating will change within one year from the date of this Agreement.

3.1.9 Material Contracts.

(a) Except for arrangements which may be made after the date and in accordance with the terms of this Agreement, Leases or any Plans or Compensation Plans, none of GNTY or any GNTY Subsidiary are bound by any Material Contract that has not been set forth in Schedule 3.1.9(a). For purposes of this Agreement, a “Material Contract” is a contract, agreement, or arrangement to which GNTY or the Bank is a party that:

(i) contains a non-compete or client or customer non-solicit requirement or any other provisions that materially restricts the conduct of, or the manner of conducting, any line of business of GNTY or any GNTY Subsidiary;

(ii) obligates GNTY or any GNTY Subsidiary to conduct business with any third party on an exclusive or preferential basis;

(iii) grants any right of first refusal, right of first offer or similar right with respect to any assets, rights, or Properties of GNTY or any GNTY Subsidiary;

(iv) limits the payment of dividends by GNTY or any GNTY Subsidiary;

(v) relates to a joint venture, partnership, limited liability company agreement or other similar agreement or arrangement with any third party, or to the formation, creation or operation, management or control of any partnership or joint venture with any third parties;

(vi) provides for payments to be made by GNTY or any GNTY Subsidiary upon a change in control thereof;

(vii) provides for indemnification by GNTY or any GNTY Subsidiary of any Person, except for contracts entered into in the ordinary course of business providing for indemnification that, given the nature of the contract, is customarily provided;

(viii) is a consulting agreement or data processing, software programming or licensing contract involving the payment of more than $100,000 per annum (other than any such contracts which are terminable by GNTY or any GNTY Subsidiary on 30 days or less notice without any required payment or other conditions, other than the condition of notice);

(ix) involves capital expenditures in excess of $100,000 per project or series of related projects, or $250,000 in the aggregate;

(x) is a contract, agreement, or arrangement to which any Affiliate, officer, director, employee or consultant of GNTY or any GNTY Subsidiary is a party or beneficiary (except with respect to loans to, or deposit or asset management accounts of, directors, officers and employees entered into in the ordinary course of business and in accordance with all applicable regulatory requirements with respect to it);

(xi) would prevent, materially delay or materially impede GNTY’s ability to consummate the Merger or the other transactions contemplated hereby;

(xii) contains a put, call or similar right pursuant to which GNTY or any GNTY Subsidiary could be required to purchase or sell, as applicable, any equity interests of any Person or assets;

(xiii) provides for the sale of Personal Information, or the transfer of Personal Information for marketing purposes, by or on behalf of GNTY or any of its Subsidiaries to any third party, in each case of this clause (xiii), where the sale or transfer of Personal Information is material to the conduct of the businesses of GNTY and its Subsidiaries, taken as a whole; or

(xiv) is otherwise not entered into in the ordinary course of the business of GNTY or any GNTY Subsidiary or is to be performed after the Execution Date and is material to the operations of GNTY or any GNTY Subsidiary or to GNTY’s financial condition or results of operations on a consolidated basis.

(b) (i) Each Material Contract is a valid and legally binding agreement of GNTY or any GNTY Subsidiary, as applicable, and, to the Knowledge of GNTY, the counterparty or counterparties thereto, is enforceable in accordance with its terms (except as may be limited by the General Enforceability Exceptions) and is in full force and effect; (ii) GNTY or a GNTY Subsidiary have duly performed all material obligations required to be performed by it prior to the date hereof under each Material Contract; (iii) none of GNTY or a GNTY Subsidiary and, to the Knowledge of GNTY, any counterparty or counterparties, are in breach of any material provision of any Material Contract; and (iv) to the Knowledge of GNTY and except as set forth in Schedule 3.1.9(b), no event or condition exists that constitutes or, after notice or lapse of time or both, will constitute, a breach, violation or default on the part of GNTY or a GNTY Subsidiary under any such Material Contract or provide any party thereto with the right to terminate such Material Contract. Schedule 3.1.9(b) sets forth a true and complete list of all Material Contracts pursuant to which consents, notices or waivers are required, in each case, prior to the performance by GNTY or the Bank of this Agreement and the consummation of the Merger, the Bank Merger and the other transactions contemplated hereby.

3.1.10 Compliance. Except as has not and would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on GNTY, each of GNTY and the GNTY Subsidiaries has at all times since January 1, 2022, been in compliance with all applicable Laws and had all material permits, licenses, certificates of authority, orders, and approvals of, and has made all filings, applications, and registrations with, federal, state, local, and foreign governmental or regulatory bodies that are required in order to permit GNTY and each GNTY Subsidiary to carry on their respective businesses as they are presently conducted. All such material permits, licenses, certificates of authority, orders and approvals are in full force and effect, and, to the Knowledge of GNTY, no suspension or cancellation of any of them is threatened.

3.1.11 Litigation. No material litigation, arbitration, proceeding or controversy before any Governmental Authority is pending on behalf of GNTY, the Bank (other than routine foreclosure and collection proceedings), or any other GNTY Subsidiary, and there is no material pending litigation, arbitration, claim, action, proceeding or, to the Knowledge of GNTY, investigation against GNTY, the Bank, or any other GNTY Subsidiary and, to the Knowledge of GNTY, no such litigation, arbitration, claim, action, investigation or proceeding has been threatened or is contemplated.

3.1.12 No Material Adverse Effect. Since December 31, 2024, (a) GNTY and the GNTY Subsidiaries have conducted their respective businesses only in the ordinary course of business, and (b) there has been no event that has had or would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on GNTY.

3.1.13 Shareholder List. GNTY has provided to GBCI a list of its shareholders as of the most recent practicable date. To GNTY’s Knowledge, the shareholder list provided is a true and correct list of the names and holdings of all record holders of the GNTY Stock as of the date thereof, subject to de minimis defects and variations.

3.1.14 Asset Classification.

(a) Schedule 3.1.14(a) sets forth a list, accurate and complete, as of December 31, 2024, and as of March 31, 2025, except as otherwise expressly noted, and separated by category of classification or criticism (“Asset Classification”), of the aggregate amounts of loans (including loans originated pursuant to or in association with the PPP), extensions of credit and other assets of GNTY and the Bank that have been criticized or classified by any internal audit conducted by GNTY and/or the Bank, taking into account any assets that have been criticized or classified by any Governmental Authority.

(b) No amounts of the Bank’s loans, extensions of credit or other assets that have been classified by the Bank, in each case consistent with GAAP or applicable regulatory requirements, as “Other Assets Especially Mentioned,” “Substandard,” “Doubtful,” “Loss,” or words of similar effect as of December 31, 2024, or as of March 31, 2025, are excluded from the amounts disclosed in the Asset Classification, other than amounts of loans, extensions of credit or other assets that were paid off or charged off by GNTY or the Bank before the Execution Date.

3.1.15 Risk Management Instruments.

(a) All interest rate swaps, caps, floors, option agreements, futures and forward contracts and other similar derivative transactions and risk management arrangements, whether entered into for the account of GNTY, a GNTY Subsidiary or for the account of a customer of GNTY or a GNTY Subsidiary, were entered into in the ordinary course of business and in accordance with applicable rules, regulations and policies of any regulatory agency, in all material respects, and with counterparties believed to be financially responsible at the time and are legal, valid and binding obligations of GNTY or a GNTY Subsidiary enforceable in accordance with their terms (except as may be limited by the General Enforceability Exceptions), and are in full force and effect.

(b) GNTY and each GNTY Subsidiary have duly performed in all material respects all of their material obligations thereunder to the extent that such obligations to perform have accrued, and, to GNTY’s Knowledge, there are no material breaches, violations or defaults or allegations or assertions of such by any party thereunder.

3.1.16 Insurance. GNTY and the Bank have taken all requisite action (including the making of claims and the giving of notices) under their respective directors’ and officers’ liability insurance policy or policies in order to preserve all rights under such policies with respect to all matters known to any of them (other than matters arising in connection with, and the transactions contemplated by, this Agreement). Schedule 3.1.16 lists all insurance policies maintained by GNTY and the GNTY Subsidiaries within the prior five years, including, without limitation, all directors’ and officers’ liability and employee fiduciary policies.

3.1.17 Labor Matters.

(a) None of GNTY or any GNTY Subsidiary are a party to, or is bound by, any collective bargaining agreement, contract, or other agreement or understanding with a labor union or labor organization. Neither GNTY nor any GNTY Subsidiary is the subject of any material proceeding: (i) asserting that it has committed an unfair labor practice or (ii) seeking to compel it to bargain with any labor organization as to wages or conditions of employment. No strike involving GNTY or any GNTY Subsidiary is pending or, to the Knowledge of GNTY, threatened. GNTY has no Knowledge of any activity involving any Employees seeking to certify a collective bargaining unit or engaging in any other organizational activity.

(b) GNTY has made available to GBCI all personnel manuals, handbooks, or policies, rules or procedures applicable to Employees and the terms of their employment, and all such applicable materials are listed on Schedule 3.1.17(b). Each of GNTY and its GNTY Subsidiaries are and since January 1, 2022, have been in compliance in all material respects with all applicable Laws respecting hiring and employment, including but not limited to, discrimination or harassment in employment, retaliation, reasonable accommodation, terms and conditions of employment, termination of employment, wages, overtime classification, hours, leaves of absence, occupational safety and health, employee whistle-blowing, immigration, employee privacy, employment practices and classification of employees, consultants and independent contractors. Other than as listed on Schedule 3.1.17(b), no Employee has an express or implied contract or agreement that prohibits such person from being dismissed immediately and without prior notice to such Employee and without liability to GNTY or any GNTY Subsidiary (other than for salary or wages for time worked and benefits earned prior to the date of such termination). GNTY has provided to GBCI a true and complete list of all independent contractors and consultants to GNTY or a GNTY Subsidiary, including such contractor or consultant’s name, date of commencement, and rate of compensation payable, and all such consultants can be terminated immediately and without prior notice to the consultant.

(c) Since January 1, 2022, (i) to the Knowledge of GNTY, no allegations of sexual harassment, other unlawful harassment, or discrimination or unlawful retaliation have been made to GNTY or any GNTY Subsidiary or, to the Knowledge of GNTY, otherwise threatened, in each case, against any current or former employee, director, or officer of GNTY or any GNTY Subsidiary, (ii) to the Knowledge of GNTY, no incidents of sexual harassment, other unlawful harassment, or other unlawful discrimination or retaliation have occurred against any current or former employee, director, or officer of GNTY or any GNTY Subsidiary, and (iii) neither GNTY nor any GNTY Subsidiary has entered into any settlement agreement related to allegations of sexual harassment, other unlawful harassment or other unlawful discrimination or retaliation against any current or former employee, director, or officer of GNTY or any GNTY Subsidiary.

3.1.18 Employee Benefits.

(a) GNTY has no ERISA Affiliates (other than the Bank and the Bank’s Subsidiaries).

(b) For purposes of this Agreement, “Plan,” or “Plans,” individually or collectively, means any “employee benefit plan,” as defined in Section 3(3) of ERISA, maintained by GNTY, the Bank or any other GNTY Subsidiary, as the case may be. GNTY and the GNTY Subsidiaries are not now nor, within the past six years, have been a contributing employer to, or sponsor of, a “multiemployer plan” within the meaning of ERISA Section 3(37) or 4001(a)(3) or a single employer plan subject to Title IV of ERISA.

(c) Schedule 3.1.18(c) sets forth a list, as of the Execution Date, of (i) all Plans, stock purchase plans, restricted stock and stock option plans, and other deferred compensation arrangements, and (ii) all other material employee benefit plans, programs, policies, agreements, collective bargaining agreements, or other arrangements providing for compensation, severance, incentive compensation, bonuses, performance awards, or other compensation, or for fringe, retirement, death, disability or medical benefits or other employee benefits or remuneration of any kind, whether written or unwritten, funded or unfunded, and whether or not subject to ERISA, that is or has been sponsored, maintained, contributed to, or required to be contributed to, by GNTY or any GNTY Subsidiary for the benefit of any employees or former employees of GNTY or any GNTY Subsidiary (collectively, “Employees”), including, without limitation, all salary continuation or supplementation agreements between GNTY or any GNTY Subsidiary and any of their respective officers, directors, or employees

(collectively, the “Compensation Plans”). True and complete copies of the Compensation Plans (and, as applicable, copies of summary plan descriptions, summary of material modifications, governmental filings (on Form 5500 series or otherwise, including without limitation “top hat” statements filed pursuant to 29 CFR 2520.104-23) and actuarial reports relating to such Compensation Plans), including plan documents and related amendments, and all material correspondence relating to any Compensation Plan from or with any Governmental Authority in the last five years, as well as each plan’s most recent determination, opinion, or advisory letter from the Internal Revenue Service, if any, have been made available to GBCI.

(d) All of the Compensation Plans have been maintained, and are in compliance (both in form and operation) in all material respects with, any applicable Laws, including ERISA and the IRC. Each Plan that is an “employee pension benefit plan” within the meaning of ERISA Section 3(2) and that is intended to be qualified under IRC Section 401(a), has either received a favorable determination letter from the Internal Revenue Service or consists of a master, prototype, or volume submitter plan which has received an opinion or advisory letter from the Internal Revenue Service and, as of the date hereof no such determination letter has been revoked, no revocation has been threatened, and, to the Knowledge of GNTY, nothing has occurred since the date of such letter that would reasonably be expected to adversely affect the qualified status of each such Plan. All such Plans have been timely amended for all such requirements. No litigation, audit, or investigation relating to the Compensation Plans is pending or, to the Knowledge of GNTY, threatened. To the Knowledge of GNTY, there has been no “non-exempt prohibited transaction”, as such term is defined in ERISA Section 406 or IRC Section 4975, with respect to any Plan and neither GNTY nor any GNTY Subsidiary has engaged in such non-exempt prohibited transactions with respect to any Plan.

(e) All contributions required to be made under the terms of any Plans have been timely made and paid in full or, to the extent not required to be made or paid on or before the date of this Agreement, have been accrued and reflected in the GNTY Financial Statements. Neither GNTY nor the GNTY Subsidiaries are subject to any material liability or penalty under IRC Sections 4976 through 4980 or Title I of ERISA. None of GNTY or any GNTY Subsidiary have provided, or are required to provide, security to any Plan under IRC Sections 401(a)(29) or 412(f) of ERISA Sections 306 and 307.

(f) Except as required by IRC Section 4980B or Part 6 of Subtitle B of Title I of ERISA (or any similar state Law), neither GNTY nor any GNTY Subsidiary have any material obligations for retiree health or life benefits.

(g) No provision of the documents governing any Plan contains restrictions on the rights of GNTY or any GNTY Subsidiary or their successors to amend, merge, or terminate any Plan without incurring liability under such Plan other than normal liabilities for benefits and administrative costs incident to such amendment, merger or termination. Neither GNTY nor any GNTY Subsidiary has a commitment or obligation, or has made any representations, to any employee, officer, director, independent contractor or consultant, whether or not legally binding, to adopt, amend, modify or terminate any Plan or any collective bargaining agreement, in connection with the consummation of the Transactions or otherwise.

(h) Except as disclosed in Schedule 3.1.18(h), the Transactions (either alone or upon the occurrence of any additional or subsequent events) will not result in (i) vesting, acceleration, or increase of any amounts payable under any Compensation Plan, (ii) any increase in benefits under any Compensation Plan, (iii) payment of any severance, true-up, change in control, or similar payments or compensation or any forgiveness of any indebtedness under any Compensation Plan, or (iv) result in an “excess parachute payment” within the meaning of IRC Section 280G(b). All payments set forth in Schedule 3.1.18(h) have been properly accrued in accordance with GAAP.

(i) Except as disclosed in Schedule 3.1.18(i), neither GNTY nor any GNTY Subsidiaries maintain an executive supplemental retirement plan or similar arrangement for any current or former officers, directors, or employees.

(j) All required reports and descriptions (including, but not limited to, Form 5500 annual reports, summary annual reports, summary plan descriptions, and summary of material modifications) have been timely filed and/or distributed in accordance with the applicable requirements of ERISA and the IRC with respect to each Plan in all material respects. The requirements of COBRA and any applicable state continuation laws have been met with respect to each applicable Plan in all material respects.

(k) Each Compensation Plan that is subject to IRC Section 409A has been operated in all material respects in compliance with, and is in documentary compliance with such section and all applicable regulations and regulatory guidance (including, without limitation, proposed regulations, notices, and rulings).

3.1.19 Required Vote; Takeover Laws.

(a) The affirmative vote of the holders of two thirds of the outstanding shares of GNTY Stock entitled to vote is necessary to approve this Agreement and the Merger on behalf of GNTY. No other vote of the shareholders of GNTY is required by Law, GNTY’s certificate of formation or bylaws, or otherwise to approve this Agreement and the Transactions contemplated by this Agreement.

(b) GNTY and the Bank have taken all action required to be taken in order to exempt this Agreement and the Transactions from, and this Agreement and the Transactions are exempt from, the requirements of any “moratorium,” “control share,” “fair price,” “business combination,” or other antitakeover Laws and regulations of any state, including, without limitation, the State of Texas, applicable to it (collectively, “Takeover Laws”). GNTY and the Bank have taken all action required to be taken by them in order to make this Agreement and the Transactions comply with, and this Agreement and the Transactions do comply with, the requirements of any articles, sections, or provisions of the certificate of formation or articles of association, as applicable, and bylaws of GNTY and the Bank concerning “business combination,” “fair price,” “voting requirement,” “constituency requirement,” or other related provisions (collectively, the “Takeover Provisions”). GNTY has no shareholder rights plan, “poison pill,” or similar plan.

3.1.20 Fairness Opinion. Prior to the execution of this Agreement, the board of directors of GNTY has received an opinion (which if initially rendered orally, has been or will be confirmed in a written opinion dated the same date) from KBW, to the effect that, as of the date thereof and based upon and subject to the terms, conditions and qualifications set forth therein, the total per share consideration to be received by the holders of GNTY Stock (consisting of the Per Share Stock Consideration and the special dividend payable pursuant to Section 4.14.1, taken together) is fair, from a financial point of view, to the holders of GNTY Stock (the “Fairness Opinion”). Such Fairness Opinion has not been amended or rescinded as of the date of this Agreement.

3.1.21 Broker’s or Finder’s Fees. Except for the fees of KBW to obtain the Fairness Opinion and for advisory services relating to the Transactions pursuant to an agreement that has been disclosed to GBCI, no agent, broker, Person or firm acting on behalf of GNTY or any GNTY Subsidiary, or under their authority, is or will be entitled to any commission, broker’s, finder’s or financial advisory fee in connection with the Transactions.

3.1.22 Tax Treatment of Merger. To the Knowledge of GNTY, there is no fact or circumstance relating to it or its Subsidiaries that would reasonably be expected to prevent the Merger from qualifying as a reorganization under IRC Section 368(a).

3.1.23 No Other Representations or Warranties.

(a) Except for the representations and warranties made by GNTY and the Bank in this Section 3.1, none of GNTY, any GNTY Subsidiary or any other Person makes any representations or warranties on behalf of GNTY or any GNTY Subsidiary.

(b) GNTY and the Bank acknowledge and agree that GBCI and Glacier Bank have not made and are not making, and GNTY and the Bank have not relied upon, any express or implied representation or warranty other than those contained Section 3.2.

3.2 Representations and Warranties of GBCI and Glacier Bank. Each of GBCI and Glacier Bank represents and warrants to GNTY and the Bank that, except (a) as set forth in the GBCI SEC Reports filed with the SEC prior to the Execution Date (but disregarding risk factor disclosures contained under the heading “Risk Factors,” or disclosures of risks set forth in any “forward-looking statements” disclaimer or any other statements that are similarly non-specific or cautionary, predictive or forward-looking in nature), or (b) as disclosed in a Schedule to this Agreement (which shall not be deemed a part of this Agreement):

3.2.1 Organization and Good Standing; Authority.

(a) GBCI is a corporation duly organized, validly existing and in good standing under the Laws of the State of Montana, is a registered bank holding company pursuant to the BHC Act, and has all requisite corporate power and authority to own and operate its Properties and to carry on its businesses as now conducted. GBCI is not in violation of any of the provisions of its articles of incorporation or bylaws.

(b) Glacier Bank is a corporation duly organized, validly existing and in good standing under the Laws of the State of Montana, is a Montana state-chartered bank and has all requisite corporate power and authority to own and operate its Properties and to carry on its business as now conducted. The deposit accounts of the Bank are insured by the FDIC through the Deposit Insurance Fund (as defined in Section 3(y) of the Federal Deposit Insurance Act of 1950, as amended) to the fullest extent permitted by Law, all premiums and assessments required to be paid in connection therewith have been paid when due, and no proceedings for the termination of such insurance are pending or threatened.

(c) Each GBCI Subsidiary (other than Glacier Bank) is either a statutory trust, a limited liability company or a corporation that is, to the Knowledge of GBCI, duly organized, validly existing and in good standing under the Laws of its state of incorporation or organization and has all requisite power and authority to own and operate its Properties and to carry on its businesses as now conducted, except for those jurisdictions where the failure to have such power or authority would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on GBCI.

(d) This Agreement has been duly executed and delivered by each of GBCI and Glacier Bank and, assuming due and valid authorization, execution and delivery of this Agreement by GNTY and the Bank, is a valid and binding obligation of each of GBCI and Glacier Bank enforceable against GBCI and Glacier Bank, respectively, in accordance with its terms, except for the General Enforceability Exceptions.

3.2.2 No Breach or Violation.

(a) The execution, delivery and performance (assuming all Requisite Regulatory Approvals are duly made and/or obtained) of this Agreement does not and will not, and the consummation (assuming all Requisite Regulatory Approvals are duly made and/or obtained) of the Transactions will not, constitute or result in: (i) a breach or violation of, or a default under, the articles of incorporation or bylaws of GBCI or Glacier Bank, (ii) a breach or violation of, or a default under, or the acceleration of or the creation of a Lien (with or without the giving of notice, the lapse of time or both) under any provision of any material agreement, lease, contract, note, mortgage, indenture, arrangement or other obligation by which GBCI or any GBCI Subsidiary or its assets or properties is bound or to which it is a party (collectively, the “GBCI Contracts”), (iii) assuming that all consents, approvals, authorizations, permits, actions, filings or notifications contemplated by Section 3.2.2(b) have been obtained or made, as applicable, a material violation of any Law or any governmental or non-governmental permit or license to which either GBCI or any GBCI Subsidiary, or any of their respective Properties or assets is subject, or (iv) any change in the rights or obligations of any party to a GBCI Contract, except, in the case of clause (ii) and clause (iv), as has not had and would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on GBCI. No other corporate proceedings or action is required to be taken by it relating to the performance by it of this Agreement or the consummation of the Transactions.

(b) The execution, delivery and performance of this Agreement by GBCI and Glacier Bank and the consummation of the Transactions do not and will not require any consent, approval, authorization or permit of, action by, filing with or notification to, any Governmental Authority, except for (i) applicable requirements of the Securities Act, including, without limitation, the filing and declaration of effectiveness of the Registration Statement,

(ii) applicable requirements of the Exchange Act, (iii) the Requisite Regulatory Approvals, (iv) state securities, takeover and “Blue Sky” Laws, (v) the applicable requirements of the NYSE, (vi) the filing of the Articles of Merger as required by the TBOC and the MBCA, and (vii) any such consent, approval, authorization, permit, action, filing or notification the failure of which to make or obtain would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on GBCI.

3.2.3 Capital Stock. The authorized capital stock of GBCI consists of 1,000,000 shares of GBCI Preferred Stock and 234,000,000 shares of GBCI Common Stock. No shares of GBCI Preferred Stock are outstanding, and a total of 118,548,813 shares of GBCI Common Stock were issued and outstanding as of May 31, 2025, all of which were validly issued and are fully paid and nonassessable. As of such date, there were no options, warrants, conversion privileges or other rights to acquire shares of GBCI Common Stock or any other security of GBCI issued and outstanding, except as disclosed in the GBCI SEC Reports.

3.2.4 Reports and Financial Statements.

(a) Since January 1, 2022, GBCI and each GBCI Subsidiary has filed all material reports and statements, together with any required amendments to these reports and statements (collectively, the “GBCI Regulatory Reports”), that they were required to file with (i) the Federal Reserve, (ii) the FDIC, and (iii) any other applicable federal or state banking, insurance, or other regulatory authorities, and has paid all material fees and assessments due and payable in connection herewith. Each of the GBCI Regulatory Reports, including the related financial statements and exhibits, complied as to form in all material respects with all applicable statutes, rules and regulations as of their respective dates.

(b) GBCI has filed all material reports, schedules, registration statements, prospectuses, and other documents, together with all amendments thereto, required to be filed with the SEC since December 31, 2022 (the “GBCI SEC Reports”). As of their respective dates of filing with the SEC (or, if amended or superseded by a subsequent filing prior to the date hereof, as of the date of such subsequent filing), the GBCI SEC Reports complied (and each GBCI SEC Report filed subsequent to the date hereof and prior to the Effective Time will comply) in all material respects with applicable Laws and did not or will not, as the case may be, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances under which they were made, not misleading. There are no outstanding comments from, or unresolved issues raised by, the SEC with respect to any of the GBCI SEC Reports. To the Knowledge of GBCI, no enforcement action by the SEC relating to its disclosures in any GBCI SEC Report is pending or threatened against GBCI or its directors or officers.

(c) Each of GBCI’s balance sheets included in the GBCI Financial Statements has been prepared in conformity with GAAP and fairly presents in all material respects (or, in the case of GBCI Financial Statements for periods ending on a date following the Execution Date, will fairly present) the financial position of GBCI and its Subsidiaries as of the date of the balance sheet. Each of the statements of income, cash flows and shareholders’ equity included in the GBCI Financial Statements, fairly presents in all material respects (or, in the case of GBCI Financial Statements to be prepared and filed with the SEC pursuant to GBCI’s reporting obligations under the Exchange Act for periods ending on a date following the Execution Date, will fairly present) the results of operations, shareholders’ equity and cash flows, as the case may be, of GBCI and its Subsidiaries for the periods set forth in these statements, in each case in accordance with GAAP, except as may be noted in these statements.

(d) GBCI maintains a system of internal accounting controls sufficient to comply with all legal and accounting requirements applicable to the businesses of GBCI and the GBCI Subsidiaries. Since January 1, 2022, GBCI has not identified any material weaknesses in the design or operation of its internal control over financial reporting, and GBCI has not effected any material change in its internal control over financial reporting.

(e) The books and records of GBCI and the GBCI Subsidiaries have been accurately maintained in all material respects, and in accordance with the business practices customary in the banking industry, and they fairly reflect the substance of events and transactions included therein. Such books and records comply in all material respects with applicable legal, regulatory, accounting and banking requirements in effect at the time they were produced.

3.2.5 Financing and Shares Available. GBCI has, and at the Effective Time will have, (a) sufficient cash and cash equivalents on hand to pay cash in lieu of fractional shares; and (b) a sufficient number of shares of GBCI Common Stock authorized and available to issue the GBCI Shares.

3.2.6 Regulatory Matters.

(a) Since January 1, 2022, to the Knowledge of GBCI, GBCI and each GBCI Subsidiary have complied in all material respects with, and are not in default or violation in any material respect of (i) any applicable Laws including, without limitation, all Laws related to data protection or privacy, the USA PATRIOT Act, the Bank Secrecy Act, the Equal Credit Opportunity Act and Regulation B, the Fair Housing Act, the Community Reinvestment Act, the Fair Credit Reporting Act, the Truth in Lending Act and Regulation Z, the Home Mortgage Disclosure Act, the Fair Debt Collection Practices Act, the Electronic Fund Transfer Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, any regulations promulgated by the Consumer Financial Protection Bureau, the Real Estate Settlement Procedures Act and Regulation X and any other Laws or regulations relating to bank secrecy, discriminatory lending, financing or leasing practices, money laundering prevention, and all requirements relating to the origination, sale and servicing of mortgage and consumer loans and (ii) any posted or internal privacy policies relating to data protection or privacy, including without limitation, the protection of Personal Information, and GBCI has no Knowledge of, nor has it received since January 1, 2022, written notice of, any defaults or violations of any applicable Law.

(b) None of GBCI or any GBCI Subsidiary is a party to any cease and desist order, written agreement or memorandum of understanding with, or a party to any commitment letter or similar undertaking to, or is subject to any order or directive by, or is a recipient of any extraordinary supervisory letter from, or has adopted any board resolutions that continue to be effective on or after the Execution Date at the request of any Governmental Authority, nor has it been advised by such Governmental Authorities in writing that they are contemplating issuing or requesting any such order, agreement, memorandum or similar document or undertaking.

(c) To GBCI’s Knowledge, as of the date of this Agreement, there is no fact or circumstance that would reasonably be expected to result in any of the Requisite Regulatory Approvals not being received in order to permit consummation of the Transactions on a timely basis.

3.2.7 Compliance. Except as has not and would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on GBCI, each of GBCI and the GBCI Subsidiaries (a) is and, since January 1, 2022, has been in compliance with all applicable Laws and (b) has at all times since January 1, 2022, had all material permits, licenses, certificates of authority, orders, and approvals of, and has made all filings, applications and registrations with, federal, state, local, and foreign governmental or regulatory bodies that are required in order to permit GBCI and each GBCI Subsidiary to carry on their respective businesses as they are presently conducted. All such material permits, licenses, certificates of authority, orders and approvals are in full force and effect, and, to the Knowledge of GBCI, no suspension or cancellation of any of them is threatened.

3.2.8 Litigation. No material litigation, arbitration, proceeding, or controversy before any Governmental Authority is pending, and there is no pending, or to the Knowledge of GBCI, threatened, litigation, arbitration, claim, action, proceeding or investigation against GBCI or any GBCI Subsidiary which would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on GBCI or to materially hinder or delay consummation of the Transactions.

3.2.9 Taxes.

(a) Tax Returns and Payment of Taxes. GBCI and each GBCI Subsidiary have duly and timely filed or caused to be filed (taking into account any valid extensions) all material Tax Returns required by Law to be filed by each of them. Such Tax Returns are true, complete and correct in all material respects. Neither GBCI nor any GBCI Subsidiary is currently the beneficiary of any extension of time within which to file any income Tax Return (excluding automatic extensions obtained in the ordinary course of business). All material Taxes due and owing by GBCI or any GBCI Subsidiary (whether or not shown on any Tax Return) have been timely paid to the appropriate Governmental Authority or, where payment is not yet due, GBCI has made an adequate provision for such Taxes in the GBCI Financial Statements (in accordance with GAAP). None of GBCI or any GBCI Subsidiary has incurred any material liability for Taxes since the date of GBCI’s most recent financial statements outside the ordinary course of business or otherwise inconsistent with past practice.

(b) Tax Deficiencies and Audits. No deficiency for any amount of material Taxes which has been proposed, asserted or assessed in writing by any Governmental Authority against GBCI or any GBCI Subsidiary remains unpaid or otherwise outstanding. There are no waivers or extensions of any statute of limitations currently in effect with respect to Taxes of GBCI or any GBCI Subsidiary. There are no audits, suits, proceedings, investigations, claims, examinations or other administrative or judicial proceedings ongoing or pending with respect to any material Taxes of GBCI or any of its GBCI Subsidiaries of which GBCI has Knowledge.

3.2.10 Tax Treatment of Merger. To the Knowledge of GBCI, there is no fact or circumstance relating to it or its Subsidiaries that would reasonably be expected to prevent the Merger from qualifying as a reorganization under IRC Section 368(a).

3.2.11 No Other Representations or Warranties.

(a) Except for the representations and warranties made by GBCI and Glacier Bank in this Section 3.2, none of GBCI, any GBCI Subsidiary or any other Person makes any representations or warranties on behalf of GBCI or any GBCI Subsidiary.

(b) GBCI and Glacier Bank acknowledge and agree that GNTY and the Bank have not made and are not making, and GBCI and Glacier Bank have not relied upon, any express or implied representation or warranty other than those contained Section 3.1.

ARTICLE 4

ADDITIONAL AGREEMENTS

4.1 Conduct of GNTY’s and the Bank’s Businesses Prior to Closing. GNTY and the Bank covenant that, from the Execution Date and prior to Closing:

4.1.1 Availability of Books, Records and Properties.

(a) Upon reasonable prior written notice to GNTY, subject to applicable Law, the books, records, Properties, contracts, and documents of GNTY, the Bank, and each other GNTY Subsidiary will be available at all reasonable times to GBCI and its counsel, accountants and other representatives. Such items will be open for inspection, audit and direct verification of loan or deposit balances, collateral receipts and such other transactions or documentation as GBCI deems reasonably relevant to the Transactions. No disclosure or access shall be required to be provided where it would jeopardize the attorney-client privilege or contravene any Law. GNTY and the Bank will cooperate fully in such inspection and audit, and make available all information reasonably requested by or on behalf of GBCI, subject to the restrictions set forth in this Section 4.1.1.

(b) Upon prior written reasonable request by GBCI, GNTY and the Bank will request that any third parties involved in the preparation or review of the GNTY Financial Statements or Subsequent GNTY Financial Statements, or in the calculation of the GNTY Closing Capital, disclose to GBCI the work papers or any similar materials related to such financial statements or calculation.

4.1.2 Ordinary and Usual Course. Without prior written consent of GBCI, which consent shall not be unreasonably withheld, conditioned or delayed (except under subparagraphs (a), (b), (c), (g), (h), and (i) below), subject to applicable Law and except as required by the FDIC, the OCC, or the Federal Reserve or specifically contemplated by this Agreement or set forth in Schedule 4.1.2, from the date of this Agreement until the earlier of the Effective Time or an earlier Termination Date, GNTY and the Bank will use commercially reasonable efforts to conduct their respective businesses only in the ordinary course of business in all material respects and will not do, and GNTY will not permit any other GNTY Subsidiary to do, any of the following:

(a) issue, sell, or otherwise permit to become outstanding, or dispose of or encumber or pledge, or authorize or propose the creation of, any additional GNTY Securities or shares of capital stock of a GNTY Subsidiary; provided that GNTY may issue the foregoing upon the exercise of any GNTY Option outstanding as of the date of this Agreement;

(b) directly or indirectly adjust, split, combine, redeem, reclassify, purchase, or otherwise acquire, any GNTY Securities or shares of capital stock of a GNTY Subsidiary (other than repurchases in the ordinary course of business to satisfy obligations under a Plan); provided that GNTY may repurchase or otherwise acquire shares in connection with the acceptance of shares underlying GNTY Options as payment for the per share exercise price of the GNTY Options or as payment for Taxes incurred in connection with the exercise, vesting and/or settlement of the GNTY Options or GNTY Restricted Stock, in each case in accordance with the GNTY Stock Plan and individual award agreements;

(c) other than (i) as permitted by this Agreement or (ii) as is otherwise consistent with past practices with respect to timing and amounts, declare or pay any dividend, or make any other distribution, either directly or indirectly, with respect to GNTY Stock;

(d) other than in the ordinary course of business, solicit or accept deposit accounts of a materially different type from accounts previously accepted by the Bank or at rates materially in excess of prevailing interest rates, or incur, or increase the principal amount of, any indebtedness for borrowed money (excluding Fed Funds, Federal Home Loan Bank borrowings, repurchase agreements, brokered deposits (as defined in 12 C.F.R. 337.6(a)(2)), or similar obligations incurred in the ordinary course of business);

(e) offer or make loans or other extensions of credit of a materially different type, or apply different underwriting standards, from those previously offered or applied by the Bank, or offer or make a new loan or extension of credit (other than with respect to commitments existing as of the date hereof) in an amount greater than $3,000,000 except in accordance with the procedures set forth in Schedule 4.1.2(e);

(f) make any material changes to the Bank’s ACL without prior consultation with GBCI;

(g) fail to maintain an adequate reserve for loan and lease losses (determined in accordance with GAAP and existing regulatory guidance);

(h) amend its certificate of formation, bylaws, or other formation agreements, or convert its charter or form of entity;

(i) implement or adopt any material changes in its operations, policies, or procedures, including loan loss reserve policies, unless the changes are requested by GBCI or are necessary or advisable, on the advice of legal counsel, to comply with applicable Laws, regulations, or regulatory policies;

(j) other than as may be required (i) by GAAP, (ii) for Tax purposes, or (iii) by Law, implement or adopt any change in its accounting principles, practices or methods, including with respect to the implementation of current expected credit losses;

(k) other than in the ordinary course of business, enter into, amend, renew, or terminate any contracts calling for annual payments of more than $100,000 (including without limitation real property leases, data or item processing agreements, and personal services contracts), except for its contracts of deposit and agreements to lend money which are subject to the provisions of Section 4.1.2(d) and (e), respectively;

(l) other than in the ordinary course of business, acquire, sell, transfer, assign, encumber, or otherwise dispose of any material assets (other than real estate or foreclosed assets) having an individual value greater than $100,000, except for the sale of securities which are subject to the provisions of Section 4.1.2(n);

(m) other than in the ordinary course of business, acquire an ownership or leasehold interest in any real property other than the Real Property, and in any event no such ownership or leasehold interest shall be acquired without making an appropriate environmental evaluation in advance of obtaining such interest and providing to GBCI such evaluation at least 30 days in advance of such acquisition;

(n) sell any securities, whether held for investment or sale, other than in the ordinary course of business or sell any securities, whether held for investment or sale, even in the ordinary course of business, if the aggregate gain or loss realized from all sales after the Execution Date would be more than $250,000;

(o) enter into any hedging or other derivative positions with respect to the securities portfolio (whether held for investment or sale), except to the extent that such positions are contractually obligated, or GNTY otherwise has the right to cause such positions to be, fully settled and closed out prior to the Anticipated Closing Date;

(p) other than (i) in the ordinary course of business; (ii) in accordance with binding commitments existing on the Execution Date; or (iii) as set forth in GNTY’s 2025 capital expenditure budget as made available to GBCI on or prior to the Execution Date, make any capital expenditures in excess of $250,000 per project or series of related projects or $500,000 in the aggregate;

(q) become a party to, establish, adopt, amend, commence participation in or terminate any collective bargaining agreement or other agreement with a labor union, works council or similar organization;

(r) other than in the ordinary course of business, settle any claim, suit, action or proceeding (i) in an amount and for consideration in excess of $500,000 individually or $1,000,000 in the aggregate (in each case, net of any insurance proceeds or indemnity, contribution or similar payments received by GNTY or the Bank in respect thereof), or (ii) that would impose any material restriction on, or create any adverse precedent that would be material to, the business of GNTY or the Bank or GBCI or Glacier Bank;

(s) enter into any other material transaction or make any material expenditure or commitment other than in the ordinary and usual course of its business except for expenses or commitments reasonably related to completion of the Transactions; or

(t) take any action which would materially and adversely affect or delay their ability or the ability of GBCI to obtain any necessary approvals, consents or waivers of any Governmental Authority required for the Transactions or to perform in all material respects their respective covenants and agreements under this Agreement.

Notwithstanding the foregoing or anything else set forth in this Agreement, nothing shall give GBCI or Glacier Bank, directly or indirectly, the right to control or direct GNTY’s or the Bank’s operations prior to the Effective Time. Prior to the Effective Time, GNTY and the Bank will, consistent with the terms and conditions of this Agreement, control and supervise all aspects of their respective operations.

4.1.3 GNTY and Bank Pre-Closing Actions. Following execution of this Agreement and prior to Closing, GNTY or the Bank, as applicable, shall:

(a) Use their respective commercially reasonable efforts to satisfy any contractual notice or similar requirements under, and obtain any consents required by, the Material Contracts in order to complete the Transactions, or that will arise out of completion of the Transactions.

(b) Except as otherwise provided in this Agreement or as required by applicable Law or contract, effective at or prior to the Effective Time, (i) terminate by all necessary and appropriate actions of the boards of directors of GNTY and the Bank, as applicable, such Compensation Plans as may be reasonably requested by GBCI, including without limitation, as set forth on Schedule 4.1.3(b), after bringing all plan documents into compliance with all legislative and regulatory requirements that are effective upon the termination date of the Compensation Plans, and (ii) if requested by GBCI, cause benefit accruals and entitlements under such Compensation Plans to cease and cause the cancellation of any contract, arrangement or insurance policy relating to any such Compensation Plan for such period as may be requested by GBCI. To the extent not included in the Final Transaction Related Expenses, GNTY and the Bank shall, prior to the date of calculation of GNTY Closing Capital, pay, provide for the payment of, or reflect as a liability any change-in-control, termination or similar payments required to be made under, or upon termination of, the Compensation Plans or closing of the Transactions. All resolutions, notices, or other documents issued, adopted or executed by GNTY or the Bank in connection with the implementation of this Section 4.1.3(b) shall be subject to GBCI’s reasonable prior review and approval, which approval shall not be unreasonably withheld, conditioned or delayed, and GNTY and the Bank shall cooperate reasonably with GBCI in connection with the actions required by this subsection and subsection (c) below, and in the implementation of Section 6.4 below.

(c) Take such corporate or other actions as may be reasonably required to satisfy the requirements of Section 6.4 or as otherwise required by Schedule 4.1.3(c).

(d) Cooperate with, and support using commercially reasonable efforts, Glacier Bank in its efforts to secure post-Closing employment, retention, or similar agreements or letters with key current Employees as may be reasonably identified by Glacier Bank on such terms as Glacier Bank and such key current Employees may agree.

(e) Satisfy all notice requirements to Governmental Authorities applicable to the Transactions, including providing notice of the record date of the GNTY Meeting and any dividend payable in accordance with Section 4.14.1 to the NYSE.

(f) Take such corporate or other actions as may be requested by GBCI to terminate GNTY’s relationship with third-party vendors identified by GBCI at or in connection with the Closing.

(g) Take such corporate or other actions as may be requested by GBCI to terminate GNTY’s $25,000,000 unsecured revolving line of credit.

(h) Cooperate with GBCI to effect the assumption of the GNTY Debt Securities by GBCI, subject to and contingent upon the occurrence of the Closing, and to the extent permitted by the terms of the governing indentures, and GNTY and GBCI will each execute any and all instruments and agreements as may reasonably be requested in order to effect such assumption.

(i) GNTY shall use commercially reasonable efforts to deliver to Glacier deeds for all Owned Real Estate at or prior to the Closing.

4.1.4 Preservation of Business Organization. Each of GNTY and the Bank will use its commercially reasonable efforts to in all material respects: (a) preserve its respective business organization; (b) maintain the services of current management and current Employees; (c) maintain their respective Properties and equipment (and related insurance or its equivalent) in all material respects in accordance with good business practice, normal wear and tear excepted; and (d) preserve the goodwill of suppliers, customers and others with whom GNTY and the Bank have business relations.

4.1.5 Compensation.

(a) Except as otherwise set forth herein or on Schedule 4.1.5(a), GNTY and the Bank will not permit any increase in the current or deferred compensation payable or to become payable by GNTY, the Bank, or any other GNTY Subsidiary to any of their directors, officers, employees, agents or consultants other than increases in compensation in accordance with GNTY’s and the Bank’s established policies and practices with respect to the timing and amounts of such increases.

(b) Except as otherwise set forth herein, without the prior written approval of GBCI, GNTY, the Bank and each other GNTY Subsidiary will not commit to, or enter into, any employment agreement with any individual not terminable without expense with two weeks’ notice or less, except as otherwise required by Law.

4.1.6 Updates of Financial Statements. GNTY will deliver to GBCI the Subsequent GNTY Financial Statements and Subsequent Bank Financial Statements for each month ending after the Execution Date and before Closing or an earlier Termination Date, within 15 days after each such month-end (including year-end). The Subsequent GNTY Financial Statements and the Subsequent Bank Financial Statements: (w) will be prepared from the books and records of GNTY and the Bank; (x) will present fairly in all material respects the financial position and operating results of GNTY and/or the Bank at the times indicated and for the periods covered; (y) will be prepared in accordance with GAAP (except for the absence of notes and exceptions from GAAP identified in Section 3.1.4) or the regulations promulgated by applicable regulatory authorities, to the extent then applicable to such financial statement, and (z) will reflect all liabilities, of GNTY and/or the Bank on the respective dates and for the respective periods covered, except for liabilities: (i) not required to be so reflected on the face of a balance sheet in accordance with GAAP or regulatory requirements, or (ii) not material in amount. All contingent liabilities known to GNTY that are required to be reflected in footnotes in accordance with GAAP but not recorded on the Subsequent GNTY Financial Statements will be disclosed in writing to GBCI.

4.1.7 Acquisition Proposal. GNTY and the Bank will immediately cease and cause to be terminated any existing activities, discussions or negotiations with any Persons conducted heretofore with respect to any Acquisition Proposal. GNTY agrees that neither it nor any of its Subsidiaries will, and GNTY will direct and use its commercially reasonable efforts to cause its and its Subsidiaries’ directors, officers, employees, agents and representatives (including, without limitation, any investment banker, attorney or accountant retained by it or any of its Subsidiaries) not to initiate, solicit, encourage or take any other action to facilitate any inquiries or the making of any proposal or offer (including, without limitation, any proposal or offer to shareholders of GNTY) with respect to an Acquisition Event (any such proposal or offer, an “Acquisition Proposal”) or engage in any negotiations concerning, or provide any confidential information or data to, or have any discussions with, any Person relating to an Acquisition Proposal, or otherwise facilitate any effort or attempt to make or implement an Acquisition Proposal; except that, in the event GNTY receives an unsolicited bona fide Acquisition Proposal and the board of directors of GNTY determines prior to approval of this Agreement and the Merger by GNTY’s shareholders at the GNTY Meeting, in good faith and after consultation with independent legal counsel, that (a) such Acquisition Proposal constitutes or is reasonably expected to result in a Superior Proposal, and (b) fiduciary duties applicable to it require it to engage in negotiations with, provide confidential information or data to, or have any discussions with a Person in connection with such Acquisition Proposal, GNTY may do so to the extent the board of directors of GNTY determines it is required by its fiduciary duties. In such event, prior to providing any confidential information or data to any such Person, GNTY and such Person shall have executed a confidentiality agreement on terms at least as favorable to GNTY as those contained in the Confidentiality Agreement. GNTY will further notify GBCI in writing promptly (and in any event within two Business Days) if any such inquiries or proposals are received by, any such information is requested from, or any such negotiations or discussions are sought to be initiated or continued with GNTY, or if any such inquiry, proposal or request is thereafter materially modified or amended, including providing to GBCI the material terms and conditions of any such proposal or inquiry in connection with each required notice, together with a copy of any written proposals received. GNTY will take the necessary steps to inform the appropriate individuals or entities referred to in the second sentence of this Section 4.1.7 of the obligations to be undertaken in this Section 4.1.7 and shall be responsible for any breach or violation of this Section 4.1.7 by such Persons.

4.1.8 Status of Title.

(a) Reports. GNTY will use its commercially reasonable efforts to provide GBCI, no later than 45 days after the Execution Date, lot book, preliminary title reports, title commitments, or other similar reports for all Owned Real Estate and Leased Property subject to a ground lease under which GNTY is a ground tenant to be issued by title insurance companies reasonably satisfactory to GBCI (the “Title Companies”), the cost of which shall be paid by GNTY and treated as a Transaction Expense for purposes of this Agreement. Such reports shall show the current status of title to the Owned Real Estate and Leased Property subject to a ground lease under which GNTY is a ground tenant. Within 30 days after the date on which GNTY delivers the foregoing reports to GBCI for its review, GBCI will inform GNTY in writing whether, and in what manner, it objects to any of the exceptions to title shown in any of the title reports (such notice, an “Objection Notice”). GNTY will, within 20 days of the date on which it receives a written Objection Notice from GBCI, inform GBCI if there are any objections that it is unable or unwilling to remove or cure at or prior to Closing (the “Response Notice”). GNTY will not, in any event, be obligated to seek removal, cure of, or otherwise remedy exceptions that are (a) nonmonetary exceptions that do not prohibit or materially interfere with the use of the Owned Real Estate and Leased Property subject to a ground lease under which GNTY is a ground tenant as bank branch locations or as otherwise used by GNTY or the Bank as of the Execution Date, (b) monetary or non-monetary exceptions disclosed in the GNTY Financial Statements, or (c) matters that GBCI has not taken objection to in an Objection Notice (such title exceptions together, “Permitted Exceptions”). GNTY will in good faith use commercially reasonable efforts, at GNTY’s expense, to remove, cure, or otherwise remedy any matters set forth in the Response Notice that are not Permitted Exceptions that are susceptible to cure.

(b) Title Policies. At Closing, if requested by GBCI, GNTY will reasonably cooperate with GBCI’s efforts to cause the Title Companies to provide GBCI with standard coverage title insurance policies (or at GBCI’s option, extended coverage title policies, including but not limited by completing commercially reasonable owner’s affidavits, provided the additional premium for extended title coverage shall be at GBCI’s expense) issued with respect to each of the Properties constituting Owned Real Estate or Leased Property subject to a ground lease under which GNTY is a ground tenant, in an amount commensurate with the greater of (i) the book value or (ii) the tax assessed value, of each such Real Property, dated as of the Effective Date, insuring fee title in GBCI or such Subsidiary of GBCI, as so designated by GBCI, and that each such Real Property is unencumbered by any Liens, other than the Permitted Exceptions, or at GBCI’s option, to obtain an additional insured endorsement (e.g., CLTA 107.9 or T-26), or a substitute insured endorsement (e.g., OTIRO 90), or a similar endorsement insuring that Glacier Bank is the “Insured” under, and as defined in, any existing title policy held by GNTY or Bank with respect to each of the Properties constituting Owned Real Estate, and if available a policy date down endorsement with respect to such title policy. Standard coverage title insurance policies for each of the Real Properties listed on Schedule 4.1.8(b) will be obtained at GNTY’s expense. Any other standard coverage title insurance policies desired by GBCI, together with the additional premiums for extended title coverage or title endorsements desired by GBCI for any title insurance policy to be obtained under this Section 4.1.8(b) shall be obtained at GBCI’s expense.

4.1.9 Directors’ and Officers’ Liability. Before the Effective Date, GNTY will notify its directors’ and officers’ liability insurers of the Merger and of all pending or, to the Knowledge of GNTY, threatened claims, actions, suits, proceedings or investigations asserted or claimed against any Person entitled to indemnification pursuant to Section 6.3 and known to GNTY, or circumstances reasonably deemed by GBCI to be likely to give rise thereto, in accordance with terms and conditions of the applicable policies.

4.1.10 Review of Loans. GNTY and the Bank will permit GBCI and its advisors, at GBCI’s sole cost and expense, reasonable access to the Bank’s records necessary to conduct an examination of the Bank’s loans to determine credit quality and the adequacy of the Bank’s ACL and to establish, following the Effective Time, appropriate accounting adjustments under Financial Accounting Standards No. 141R published by the Financial Accounting Standards Board.

4.2 Registration Statement; GNTY Shareholders Meeting.

4.2.1 Preparation of Registration Statement.

(a) GBCI and GNTY will use their commercially reasonable efforts to jointly prepare and jointly file a Registration Statement on Form S-4 (together with any amendments or supplements, the “Registration Statement”) and related proxy statement/prospectus (the “Proxy Statement/Prospectus”) with the SEC within 60 days after the Execution Date for registration of the GBCI Shares to be issued in the Merger and solicitation of proxies for the GNTY Meeting.

(b) The parties will cooperate with each other in preparing the Registration Statement and Proxy Statement/Prospectus, and will use their commercially reasonable efforts to promptly obtain the clearance of the SEC and, if required, any appropriate state securities regulators and any other required regulatory approvals, to issue the Proxy Statement/Prospectus.

(c) GNTY and GBCI will each provide to the other, for inclusion in the Registration Statement, all required information relating to such Person or its Affiliates as the Person making such filing may reasonably request for the purpose of including such data and information in the Registration Statement and any amendments or supplements thereto. GNTY and its counsel shall be given the opportunity to review and comment on the Registration Statement, including any amendments thereto and related correspondence with the SEC, before it is filed with the SEC. Nothing will be included in the Registration Statement, or the Proxy Statement/Prospectus, or any additional proxy solicitation materials with respect to any party to this Agreement unless approved by that party, which approval will not be unreasonably withheld, conditioned, or delayed. When the Registration Statement becomes effective, and at all times subsequent to such effectiveness (up to and including the date of the GNTY Meeting), all information set forth in the Registration Statement that is or to be furnished by or on behalf of GBCI relating to GBCI and its Subsidiaries and by or on behalf of GNTY relating to GNTY and the Bank, (i) will comply in all material respects with the provisions of the Securities Act, the Exchange Act and any other applicable statutory or regulatory requirements, and (ii) will not contain any untrue statement of a material fact or omit to state a material fact that is required to be stated or necessary to make the statements in the Registration Statement not misleading; provided, however, that in no event will any party be liable for any untrue statement of a material fact or omission to state a material fact in the Registration Statement where such statement or omission, as the case may be, was made in reliance upon, and in conformity with, written information concerning another party furnished by or on behalf of such other party specifically for use in the Registration Statement.

(d) GBCI will pay all fees and costs associated with the preparation by GBCI’s counsel (and other professional advisors) and the filing of the Registration Statement. GNTY will pay all fees and costs associated with its review and preparation of the Registration Statement and printing and mailing of the Proxy Statement/Prospectus and the holding of the GNTY Meeting, with all such fees and costs to be included as and in the calculation of Transaction Related Expenses.

4.2.2 Submission to Shareholders. GNTY will promptly take the actions necessary in accordance with applicable Law and its certificate of formation and bylaws to convene a shareholders’ meeting to consider the approval of this Agreement and to authorize the transactions contemplated by this Agreement (such meeting and any adjournment or postponement thereof, the “GNTY Meeting”). The GNTY Meeting will be held as soon as reasonably practicable (but in any event within 45 days) after the date the Proxy Statement/Prospectus is sent to GNTY’s shareholders without objection by applicable Governmental Authorities. The board of directors of GNTY has adopted a resolution recommending approval of this Agreement and the Merger by GNTY’s shareholders, and it shall not withdraw, modify, or qualify its recommendation unless, subsequent to the Execution Date, GNTY receives a Superior Proposal and the board of directors of GNTY determines, in good faith and upon the written advice of independent legal counsel, that it would violate its fiduciary duties under applicable Law not to withdraw, modify, or qualify such recommendation. GNTY shall use its reasonable best efforts to obtain from GNTY’s shareholders approval of this Agreement in accordance with Texas Law, including (except as provided in the preceding sentence) by communicating to its shareholders its recommendation (and including such recommendation in the Proxy Statement/Prospectus) that they approve this Agreement and the Merger and, in GNTY’s sole discretion, retaining a proxy solicitor to assist with such communications. Subject to applicable Law, GNTY shall adjourn or postpone the GNTY Meeting if, as of the time for which such meeting is originally scheduled, there are insufficient shares of GNTY Stock represented (either in person or by proxy) to constitute a quorum necessary to conduct the business of such meeting, or if, on the date of such GNTY Meeting, (a) GNTY has not received proxies representing a sufficient number of shares necessary to obtain the required approval by GNTY’s shareholders and such approval remains possible to obtain and (b) the shareholders of GNTY have authorized by the requisite vote under Texas Law the adjournment pursuant to the Proxy Statement/Prospectus; provided that GNTY shall only be required to adjourn the GNTY Meeting two times pursuant to this Section 4.2.2.

4.3 Submission to Regulatory Authorities. GBCI will use its commercially reasonable efforts to promptly prepare, promptly file (but in any event within 45 days of the Execution Date) and timely effect all documentation, applications, notices, petitions and filings, and to obtain all permits, approvals, consents, authorizations, waivers, clearances and orders of Governmental Authorities necessary or advisable, in the opinion of GBCI’s counsel, to consummate the Transactions (the “Requisite Regulatory Approvals”), and to comply with the terms and conditions of all Requisite Regulatory Approvals. GBCI will provide to GNTY copies of all non-confidential portions of such documentation, applications, notices, petitions and filings for review and comment by GNTY prior to their submission to the applicable Governmental Authorities. These documentation, applications, notices, petitions and filings are expected to include (a) an interagency bank merger application to be filed with the FDIC, a waiver to be sought from the Federal Reserve, pursuant to Federal Reserve Regulation Y § 225.12(d) with respect to the Merger, and a notice to be provided to the OCC; (b) an application or notice to the Montana Commissioner and related filings regarding the Transactions; (c) a notice to be provided to the Texas Department of Banking, pursuant to §§ 202.001 and 203.003 of the TFC; (d) filings and coordination with the offices of the Secretaries of State of Montana and Texas with respect to the Merger; and (e) filings and coordination with the office of the Secretary of State of Montana and a notice provided to the OCC with respect to the Bank Merger. GNTY and the Bank will cooperate with GBCI and use their commercially reasonable efforts to assist GBCI in obtaining all Requisite Regulatory Approvals. GNTY and the Bank shall reasonably cooperate with GBCI and, upon request, furnish GBCI with all information concerning itself, and its directors, officers, and shareholders and such other matters as may be reasonably necessary or advisable in connection with any statement, filing, notice, or application made by or on behalf of GBCI, Glacier Bank, GNTY, or the Bank to any third party or Governmental Authority in connection with the Transactions.

4.4 Public Announcements. Subject to advice of legal counsel with respect to legal requirements relating to public disclosure of matters related to this Agreement and its subject matter, the timing and content of any announcements, press releases or other public statements concerning the Merger or the Bank Merger will occur upon, and be determined by, the mutual consent of GNTY and GBCI.

4.5 Consents. Each party to this Agreement will use its commercially reasonable efforts to obtain the timely consent or approval of any other Person whose consent or approval is necessary or appropriate in order to permit GBCI or GNTY and Glacier Bank or the Bank to consummate the Merger or the Bank Merger.

4.6 Transition.

4.6.1 Each of GBCI and GNTY shall designate an individual to serve as the primary representative tasked with coordinating transition matters with respect to the Transactions (each, a “Coordinator”). Each Coordinator shall have requisite authority to act on behalf of GBCI or GNTY, as applicable, in order to address reasonable requests of the other during the transition period.

4.6.2 At such times as GBCI’s Coordinator may reasonably request during the period from the Execution Date to the Effective Time, the Coordinators shall meet for the purposes of discussing (i) the general status of GNTY’s ongoing operations; (ii) the recipients, amounts and timing of payment of retention bonuses to Employees, including whether such bonuses will be paid contingent upon retention through Closing, core systems conversion, or upon another agreed-upon milestone; and (iii) the plan for the conversion of the Bank’s data processing and related electronic informational systems to those used by GBCI and Glacier Bank, which planning shall include, but not be limited to, discussion of the possible termination by the Bank of third-party service provider arrangements effective at the Effective Time or at a date thereafter, non-renewal of personal property leases and software licenses used by the Bank in connection with its systems operations, retention of outside consultants and additional employees to assist with the conversion, and outsourcing, as appropriate, of proprietary or self-provided system services, it being understood that neither GNTY nor the Bank shall be obligated to take any formal action to take effect prior to the Effective Time; provided, however, no such request by GBCI’s Coordinator shall interfere materially with the performance of duties by any employee of GNTY or the Bank.

4.6.3 GNTY shall use commercially reasonable efforts to provide to GBCI (i) a preliminary test file for core systems conversion that includes a preliminary tape and set of deconversion reports within 45 days after the Execution Date; and (ii) updated versions of such preliminary test file within five Business Days of GBCI’s reasonable request to GNTY.

4.7 Notice of Certain Events; Cooperation. GBCI and GNTY will each provide the other with prompt written notice of: (a) any events that, individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect with respect to it, (b) the commencement of any investigation, action or proceeding against it by or before any court or Governmental Authority that would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect with respect to it, and (c) any shareholder or other litigation or community-based protests, or any threat of such litigation or protest, against such party or its directors relating in any manner to this Agreement or the transactions contemplated hereby and shall keep the other party reasonably informed regarding any such shareholder or other litigation or protests, or threat related thereto, including providing all relevant documentation reasonably requested. No settlement of any litigation referenced in clause (c) shall be agreed to without GBCI’s prior written consent. The parties will reasonably cooperate with each other in all material respects between the Execution Date and Closing to resolve any fact or circumstance identified by a party that would give rise to a breach of any of the representations, warranties, agreements or covenants in this Agreement if such facts or circumstances had been present as of the Execution Date. In addition, GNTY will notify GBCI in the event it or any GNTY Subsidiary acquires a fee ownership or leasehold interest in any real property. Notwithstanding anything in this Section 4.7 to the contrary, a failure to provide notice pursuant to this Section 4.7 shall not, in and of itself, result in a failure of any condition to the obligation of any party to consummate the Merger pursuant to Article 5 unless the underlying event would independently result in a failure to meet any such condition.

4.8 Confidentiality. Subject to the requirements of Law, each party will keep and hold as confidential, and will exercise commercially reasonable efforts to cause its representatives to keep and hold as confidential, all information and documents obtained pursuant to this Agreement unless such information (a) is required by Law to be disclosed, (b) becomes available to such party from other sources not bound by a confidentiality obligation, (c) is disclosed with prior written approval of the party to which such information pertains or is disclosed in a legal action between the parties relating to this Agreement or the Transactions, or (d) is or becomes public without fault of the subject party. If this Agreement is terminated or the Merger otherwise fails to be consummated, each party to this Agreement will remain bound by the terms of the Confidentiality Agreement, which will continue in accordance with its terms.

4.9 Listing. Prior to the Effective Time, GBCI shall cause to be filed with the NYSE such notices of issuance or related forms as may be necessary or appropriate in connection with issuance of the GBCI Shares in the Merger.

4.10 Blue Sky Filings. GBCI will use commercially reasonable efforts to obtain, prior to the mailing of the Registration Statement, any necessary state securities Laws or “Blue Sky” permits and approvals.

4.11 Tax Treatment. Neither GBCI and its Subsidiaries nor GNTY and the GNTY Subsidiaries will take or cause to be taken any action that would reasonably be expected to prevent the Merger from qualifying as a reorganization under IRC Section 368(a). Each of GBCI and its Subsidiaries and GNTY and the GNTY Subsidiaries shall use commercially reasonable efforts to cause the Merger to qualify as a reorganization under IRC Section 368(a). The parties shall report the Merger for all U.S. federal, state, and local income Tax purposes in a manner consistent with qualification as a reorganization under IRC Section 368(a). GBCI shall comply with the recordkeeping and information reporting requirements set forth in Treasury Regulations § 1.368-3.

4.12 GNTY Closing Capital. No earlier than the 15th Business Day prior to the anticipated date of Closing (the “Anticipated Closing Date”) nor later than the 11th Business Day before the Anticipated Closing Date, GNTY shall calculate and provide to GBCI the estimated GNTY Capital as of the Anticipated Closing Date (including estimated earnings through the Anticipated Closing Date) determined in accordance with GAAP or otherwise as expressly provided in this Agreement, and shall provide GBCI with a copy of the proposed Subsequent GNTY Financial Statements and Subsequent Bank Financial Statements for the month preceding the date of calculation (if not already provided in accordance with Section 4.1.6), together with internally prepared financial statements through the date of calculation, estimated retained earnings through the Anticipated Closing Date, the impact of any pending adjustments required in the calculation of the estimated GNTY Capital, and any other documentation reasonably requested by GBCI for purposes of confirming the amount of such estimated GNTY Capital. GBCI shall review such materials and, within four Business Days following receipt thereof, notify GNTY as to whether GBCI accepts or disputes the amount of the estimated GNTY Capital. If GBCI disputes such calculation, it shall describe in its notice its specific requested changes or adjustments. If GBCI and GNTY are unable to resolve such dispute through good faith negotiations within three Business Days after delivery of GBCI’s notice of objection, then the parties shall mutually engage and submit such dispute to, and the same shall be finally resolved by, an accounting firm that is mutually and reasonably acceptable to, and independent of, the parties (the “Independent Accountants”). The Independent Accountants shall review the matter in dispute and, solely as to disputes relating to accounting issues and acting as an expert and not as an arbitrator, determine and report in writing to GBCI and GNTY the resolution of such disputed matters and the effect of such determinations on the calculation of the GNTY

Capital estimated as of the Anticipated Closing Date (unadjusted for any delay that may have been caused by the Independent Accountants’ review of the matter(s) in dispute), and such determinations shall be final, binding and conclusive unless GBCI and GNTY mutually agree upon a different amount. The GNTY Capital estimated as of the Anticipated Closing Date, as determined and agreed upon in writing by GBCI and GNTY in accordance with this Section 4.12, is the “GNTY Closing Capital.” The fees and disbursements of the Independent Accountants pursuant to this Section 4.12 and Section 4.13 below shall be shared equally by GBCI, on the one hand, and GNTY, on the other hand, and GNTY’s portion shall be an expense in the calculation of the GNTY Closing Capital.

4.13 Transaction Related Expenses. No earlier than the 15th Business Day prior to Closing nor later than the 11th Business Day before such Closing, GNTY shall calculate in good faith the estimated Transaction Related Expenses as of the Closing and shall provide GBCI with a copy of a schedule in the form of Exhibit B detailing each Transaction Related Expense and any other documentation reasonably requested by GBCI for purposes of confirming the amount of such Transaction Related Expenses. GBCI shall review such materials and, within four Business Days following receipt thereof, notify GNTY as to whether GBCI accepts or disputes the amount of the estimated Transaction Related Expenses. If GBCI disputes such calculation in good faith, it shall describe in its notice its specific requested changes or adjustments. If GBCI and GNTY are unable to resolve such dispute through good faith negotiations within four Business Days after delivery of GBCI’s notice of objection, then the parties shall mutually engage and submit such dispute to, and the same shall be finally resolved by the Independent Accountants in accordance with the process set forth in Section 4.12. The Transaction Related Expenses estimated as of Closing, as determined and agreed upon in writing by GBCI and GNTY in accordance with this Section 4.13, are the “Final Transaction Related Expenses.”

4.14 Payment of Dividend; Adjustment to Per Share Stock Consideration.

4.14.1 Payment of Dividend; Notice; Adjustment to Dividend. If the GNTY Closing Capital exceeds the Closing Capital Requirement (i.e., the Closing Capital Differential is a positive number) after making all adjustments required by the terms of this Agreement (including, without limitation, in the event the Final Transaction Related Expenses exceed the Maximum Transaction Expense Amount), GNTY may, upon prior written notice to GBCI not less than 12 calendar days prior to the Anticipated Closing Date, declare a special dividend to its shareholders of record on a date prior to the Anticipated Closing Date reasonably determined by GNTY and payable on or before the Effective Date in an aggregate amount equal to the positive Closing Capital Differential. The special dividend payable pursuant to this Section 4.14.1 shall be allocated to such GNTY shareholders of record and holders of GNTY Options in accordance with Schedule 1.4.1(b). GNTY shall satisfy all notice requirements to Governmental Authorities applicable to payment of the special dividend pursuant to this Section 4.14.1 and issue a press release, if reasonably requested by GBCI.

4.14.2 Adjustment to Per Share Stock Consideration. If the GNTY Closing Capital is less than the Closing Capital Requirement (i.e., the Closing Capital Differential is a negative number) after making all adjustments required by the terms of this Agreement (including, without limitation, in the event the Final Transaction Related Expenses exceed the Maximum Transaction Expense Amount), then the Per Share Stock Consideration will be reduced on a per share basis by an amount, rounded to the nearest ten thousandth (referred to as the “Stock Consideration Per Share Adjustment Amount”), determined by dividing the remaining balance in the negative Closing Capital Differential by the GBCI Average Closing Price, and dividing that result by the number of shares of GNTY Stock outstanding at the Effective Time.

4.15 Commercially Reasonable Efforts. Subject to the terms and conditions of this Agreement, each party will use commercially reasonable efforts to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper or desirable, or advisable under applicable Laws, to consummate the transactions contemplated by this Agreement, including, without limitation, the Merger and the Bank Merger, as soon as reasonably practicable and consistent with the terms of this Agreement, and to otherwise enable consummation of the transactions contemplated by this Agreement, subject to any delays resulting from SEC review or bank regulatory processing. Without limiting the generality of the foregoing, GBCI and its Subsidiaries will use commercially reasonable efforts to resolve such objections, if any, as may be asserted by any Governmental Authority with respect to Requisite Regulatory Approvals and to obtain the Requisite Regulatory Approvals as promptly as possible after the Execution Date, and no later than the Outside Date; provided that GBCI shall not be required to take any action in furtherance of this Section 4.15 that would be reasonably likely to deprive GBCI of the economic or business benefits of the Transactions in a manner that is material relative to the aggregate economic or business benefits of the Transactions to GBCI.

4.16 GBCI Common Stock Issuable in Merger. The GBCI Shares, when issued in accordance with the terms of this Agreement, will be duly authorized, validly issued, fully paid and non-assessable and subject to no preemptive rights.

4.17 Section 16 Matters. Prior to the Effective Time, the boards of directors of GBCI and GNTY, or a committee of nonemployee directors thereof (as such terms is defined for purposes of Rule 16b-3(d) under the Exchange Act) shall each take all such steps as may be necessary or appropriate to cause any (a) disposition of GNTY Stock held by officers or directors of GNTY subject to the reporting requirements of Section 16(a) of the Exchange Act (such “GNTY Insiders”), or (b) acquisition of GBCI Common Stock by such GNTY Insiders pursuant to the transactions contemplated by this Agreement (to the extent necessary based on such GNTY Insiders position immediately following the Merger), to be exempt from short-swing profit liability to the fullest extent authorized under Rule 16b-3 promulgated under the Exchange Act.

4.18 Tax Information. From the Execution Date and prior to Closing, GNTY will, and will cause each GNTY Subsidiary to, reasonably cooperate with GBCI by providing any Tax information relating to GNTY and the GNTY Subsidiaries reasonably requested by GBCI and that is reasonably available to GNTY or the GNTY Subsidiaries, as applicable, such as asset basis, net operating losses, credits or similar tax attributes, or further information on the tax treatment of particular transactions effected, or Tax Returns filed by GNTY or GNTY Subsidiaries.

4.19 [Reserved]

4.20 GNTY KSOP Rollover. GBCI shall take such actions as may be reasonably required to permit current Employees who continue employment with GBCI, Glacier Bank or their Affiliates after the Effective Time to roll over any eligible rollover distributions (within the meaning of Section 401(a)(31) of the IRC, exclusive of loans) in cash in an amount equal to the full account balance of such continuing Employee from the GNTY KSOP at such time as Glacier is legally able to do so.

4.21 GNTY S-4 Representation Letter. The appropriate authorized officer of GNTY shall execute and deliver to Miller Nash LLP and Norton Rose Fulbright US LLP an officer’s certificate containing such certifications, representations, warranties and covenants of GNTY as shall be reasonably necessary or appropriate to enable Miller Nash LLP and Norton Rose Fulbright US LLP to render any opinion required by Item 601(b)(8) of Regulation S-K in connection with the Registration Statement (the “GNTY S-4 Representation Letter”). GNTY and its Subsidiaries shall not take or cause to be taken any action that would cause to be untrue (or fail to take or cause not to be taken any action that would cause to be untrue) any of the certifications, representations, warranties and covenants included in the GNTY S-4 Representation Letter.

4.22 GBCI S-4 Representation Letter. The appropriate authorized officer of GBCI shall execute and deliver to Miller Nash LLP and Norton Rose Fulbright US LLP an officer’s certificate containing such certifications, representations, warranties and covenants of GBCI as shall be reasonably necessary or appropriate to enable Miller Nash LLP and Norton Rose Fulbright US LLP to render any opinion required by Item 601(b)(8) of Regulation S-K in connection with the Registration Statement (the “GBCI S-4 Representation Letter”). GBCI and its Subsidiaries shall not take or cause to be taken any action that would cause to be untrue (or fail to take or cause not to be taken any action that would cause to be untrue) any of the certifications, representations, warranties and covenants included in the GBCI S-4 Representation Letter.

ARTICLE 5

APPROVALS AND CONDITIONS

5.1 Required Approvals. The obligations of the parties to this Agreement are subject to the approval of this Agreement and the Transactions by all appropriate Governmental Authorities having jurisdiction with respect thereto; provided, however, that no such consent or approval will have imposed any condition or requirement that would deprive GBCI of the economic or business benefits of the Transactions in a manner that is material relative to the aggregate economic or business benefits of the Transactions to GBCI.

5.2 Conditions to Obligations of GBCI. The obligations of GBCI to consummate the Merger are subject to satisfaction or written waiver by GBCI of the following conditions at or before Closing:

5.2.1 Representations and Warranties. The (a) representations and warranties of GNTY and the Bank contained in Sections 3.1.3(a), 3.1.3(b), 3.1.3(c), 3.1.3(d), 3.1.12 and 3.1.20 will be true and correct in all respects, except, in the case of Sections 3.1.3(a), 3.1.3(b), and 3.1.3(c), with respect to de minimis inaccuracies, (b) representations and warranties of GNTY and the Bank contained in the first sentence of Section 3.1.1(a), the first sentence of Section 3.1.1(b), and Sections 3.1.1(c), 3.1.1(d), 3.1.2, and 3.1.21 will be true and correct in all material respects, and (c) representations and warranties of GNTY and the Bank contained in this Agreement not otherwise set forth in clause (a) or clause (b) of this Section 5.2.1 will be true and correct in all respects except where the failure to be so true and correct would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect with respect to GNTY or the Bank, in the case of clause (b) and clause (c) of this Section 5.2.1, disregarding all qualifications or limitations as to “materiality,” “Material Adverse Effect” and words of similar import set forth therein, and, in each case, with the same force and effect as though such representations and warranties had been made on and as of Closing (except to the extent that such representations and warranties are by their express provisions made as of a specified date, in which case such representations and warranties will be true and correct in all material respects or true and correct, as the case may be, as of such date). GNTY and the Bank will have delivered to GBCI a certificate to that effect, executed by a duly authorized officer of GNTY and the Bank and dated as of the Effective Date.

5.2.2 Compliance. GNTY will have performed and complied, and will have caused the Bank to perform and comply, in all material respects with all terms, covenants and conditions of this Agreement on or before Closing. GNTY will have delivered to GBCI a certificate to that effect, executed by a duly authorized officer of GNTY and dated as of Closing.

5.2.3 Continued Effectiveness of Agreements. The individuals listed on Schedule F shall have entered into agreements with GBCI or Glacier Bank and such agreements shall continue in full force and effect in accordance with their terms and as provided in Schedule 5.2.3.

5.2.4 Closing Capital and Financial Statements. GNTY will have delivered to GBCI the financial information set forth in Section 4.12, and the parties will have agreed upon the amount of GNTY Closing Capital pursuant to the terms of Section 4.12.

5.2.5 Transaction Related Expenses. GNTY will have delivered to GBCI the financial information set forth in Section 4.12 and the parties will have agreed upon the amount of Final Transaction Related Expenses pursuant to the terms of Section 4.13.

5.2.6 No Material Adverse Effect. Since the Execution Date, there will have been (a) no material damage, destruction or loss (whether or not covered by insurance) or other event that, in any such case, has had or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on GNTY or (b) the commencement of any proceeding against GNTY or the Bank that, individually or in the aggregate, is reasonably expected to have a Material Adverse Effect with respect to GNTY.

5.2.7 No Legal Proceedings. No action or proceeding will have been commenced or threatened by any Governmental Authority to restrain or prohibit or invalidate the Merger, and no order or Law shall have been entered, enacted, promulgated, enforced or issued by any Governmental Authority the effect of which prevents the consummation of or invalidates the Merger.

5.2.8 Tax Opinion. GBCI will have obtained from Miller Nash LLP an opinion dated as of the date of the Closing addressed to GBCI (subject to reasonable limitations, conditions and assumptions) to the effect that on the basis of facts, representations and assumptions set forth in such opinion, the Merger will qualify as a reorganization within the meaning of IRC Section 368(a) (copies of which opinion will be delivered to GNTY). In rendering such opinion, Miller Nash LLP may require and rely upon and may incorporate by reference certifications, representations, warranties and covenants, including (without limitation) those contained in the GBCI Tax Representation Letter and the GNTY Tax Representation Letter, and such other information reasonably requested by and provided by GBCI and GNTY for purposes of rendering such opinion.

5.2.9 GBCI Tax Representation Letter. The appropriate authorized officer of GBCI shall execute and deliver to Miller Nash LLP and Norton Rose Fulbright US LLP an officer’s certificate containing such certifications, representations, warranties and covenants of GBCI as shall be reasonably necessary or appropriate to enable Miller Nash LLP and Norton Rose Fulbright US LLP to render the opinions described in Section 5.2.8 and 5.3.6, on the date of the Closing (each, a “GBCI Tax Representation Letter”). GBCI and its Subsidiaries shall not take or cause to be taken any action that would cause to be untrue (or fail to take or cause not to be taken any action that would cause to be untrue) any of the certifications, representations, warranties and covenants included in the GBCI Tax Representation Letter.

5.2.10 Corporate and Shareholder Action. Each of the following will have adopted or approved the Merger and the Bank Merger, as applicable: (a) the boards of directors of GNTY and the Bank; (b) GNTY, as sole shareholder of the Bank; and (c) the shareholders of GNTY.

5.2.11 Resignation of Directors. The directors of GNTY and the Bank will have tendered their written resignations from the respective board of directors of GNTY and the Bank, to be effective upon consummation of the Merger or the Bank Merger, as applicable.

5.2.12 Registration Statement. The Registration Statement, as it may have been amended, required in connection with the issuance of the GBCI Shares, and as described in Section 4.2, will have become effective, and no stop order suspending the effectiveness of such Registration Statement will have been issued or remain in effect, and no proceedings for that purpose will have been initiated or threatened by the SEC, the basis for which still exists.

5.2.13 GNTY KSOP. GNTY shall have taken such corporate or other actions as may be reasonably required to satisfy the requirements of Section 6.4.

5.2.14 GNTY Unsecured Revolving Line of Credit. GNTY shall have taken such corporate or other actions as may reasonably be required to satisfy the requirements of Section 4.1.3(h).

5.2.15 Termination of Open Derivative Positions. GNTY shall have terminated any open hedging or other derivative positions as requested by GBCI or such positions shall have been closed out by their terms.

5.3 Conditions to Obligations of GNTY. The obligations of GNTY to consummate the Merger are subject to satisfaction or written waiver by GNTY of the following conditions at or before Closing:

5.3.1 Representations and Warranties. The (a) representations and warranties of GBCI and Glacier Bank contained in Section 3.2.10 will be true and correct in all respects, (b) representations and warranties of GBCI and Glacier Bank contained in the first sentence of Section 3.2.1(a), the first sentence of Section 3.2.1(b), and Sections 3.2.1(d), 3.2.2 and 3.2.3 will be true and correct in all material respects, and (c) representations and warranties of GBCI and Glacier Bank contained in this Agreement not otherwise set forth in clause (a) or clause (b) of this Section 5.3.1 will be true and correct in all respects except where the failure to be so true and correct would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect with respect to GBCI, in the case of clause (b) and clause (c) of this Section 5.3.1, disregarding all qualifications or limitations as to “materiality,” “Material Adverse Effect” and words of similar import set forth therein, and, in each case, with the same force and effect as though such representations and warranties had been made on and as of Closing (except to the extent that such representations and warranties are by their express provisions made as of a specified date, in which case such representations and warranties will be true and correct in all material respects or true and correct, as the case may be, as of such date). GBCI and Glacier Bank will have delivered to GNTY a certificate to that effect, executed by a duly authorized officer of GBCI and Glacier Bank and dated as of the Effective Date.

5.3.2 Compliance. GBCI and Glacier Bank will have performed and complied, in all material respects, with all terms, covenants and conditions of this Agreement on or before Closing. GBCI and Glacier Bank will have delivered to GNTY a certificate to that effect, executed by a duly authorized officer of GBCI and Glacier Bank and dated as of Closing.

5.3.3 No Material Adverse Effect. Since the Execution Date, there will have been no event that has had or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on GBCI.

5.3.4 Registration Statement. The Registration Statement will have become effective as specified in Section 5.2.12, and no stop order suspending the effectiveness of such Registration Statement will have been issued or remain in effect, and no proceedings for that purpose will have been initiated or threatened by the SEC, the basis for which still exists.

5.3.5 No Legal Proceedings. No action or proceeding will have been commenced or threatened by any Governmental Authority to restrain or prohibit or invalidate the Merger, and no order or Law shall have been entered, enacted, promulgated, enforced or issued by any Governmental Authority the effect of which prevents the consummation of or invalidates the Merger.

5.3.6 Tax Opinion. GNTY will have obtained from Norton Rose Fulbright US LLP an opinion dated as of the date of the Closing addressed to GNTY (subject to reasonable limitations, conditions and assumptions) to the effect that on the basis of facts, representations and assumptions set forth in such opinion, the Merger will qualify as a reorganization within the meaning of IRC Section 368(a) (copies of which opinion will be delivered to GBCI). In rendering such opinion, Norton Rose Fulbright US LLP may require and rely upon and may incorporate by reference certifications, representations, warranties and covenants, including (without limitation) those contained in the GBCI Tax Representation Letter and the GNTY Tax Representation Letter, and such other information reasonably requested by and provided by GBCI and GNTY for purposes of rendering such opinion.

5.3.7 GNTY Tax Representation Letter. The appropriate authorized officer of GNTY shall execute and deliver to Miller Nash LLP and Norton Rose Fulbright US LLP an officer’s certificate containing such certifications, representations, warranties and covenants of GNTY as shall be reasonably necessary or appropriate to enable Miller Nash LLP and Norton Rose Fulbright US LLP to render the opinions described in Section 5.2.8 and 5.3.6, on the date of the Closing (each, a “GNTY Tax Representation Letter”). GNTY and its Subsidiaries shall not take or cause to be taken any action that would cause to be untrue (or fail to take or cause not to be taken any action that would cause to be untrue) any of the certifications, representations, warranties and covenants included in the GNTY Tax Representation Letter.

5.3.8 Payments to the Exchange Agent. GBCI will have deposited the Exchange Fund with the Exchange Agent.

5.3.9 Approval of GNTY Shareholders. The shareholders of GNTY will have approved this Agreement and the Merger by the requisite vote under Texas Law and GNTY’s certificate of formation and bylaws, as applicable.

5.3.10 Listing. The GBCI Shares shall have been authorized for listing on the NYSE, subject to official notice of issuance.

ARTICLE 6

DIRECTORS, OFFICERS AND EMPLOYEES

6.1 Director, Executive Officer and Shareholder Agreements. As a condition to the execution of this Agreement, the directors, executive officers, and principal shareholders described in Recital E have entered into the written agreements described in Recital E on or before the Execution Date.

6.2 Employee Benefit Issues.

6.2.1 Comparability of Benefits. GBCI’s and Glacier Bank’s personnel policies will apply to any current Employees who are retained after the Effective Time, and such retained Employees will be eligible to participate in all of the benefit plans of GBCI and/or Glacier Bank that are generally available to similarly situated employees of GBCI and/or Glacier Bank in accordance with and subject to the terms of such plans. From the Effective Date until the first anniversary thereof, GBCI shall use commercially reasonable efforts to, or shall use commercially reasonable efforts to cause its Affiliates to, provide to each retained Employee monetary base compensation that is substantially similar to that provided by GNTY or the Bank to such retained Employee as of immediately prior to the Closing.

6.2.2 Treatment of Past Service. For purposes of such participation, current Employees’ prior service with GNTY and/or the Bank will constitute prior service with GBCI or Glacier Bank for all purposes (including but not limited to vacation time and participation and benefits under the applicable GBCI or Glacier Bank severance plan for employees in effect at the time of any termination).

6.2.3 [Reserved]

6.2.4 Acknowledgement. GBCI hereby acknowledges that a “change of control” (or similar phrase) within the meaning of the Compensation Plans shall occur as of the Effective Time. GBCI shall or shall cause Glacier Bank to assume and honor all of the Compensation Plans in accordance with their terms (it being understood that this Section 6.2.3 shall not be deemed to prohibit GBCI or Glacier Bank from amending, modifying, replacing or terminating such Compensation Plans in accordance with their terms); provided, however, that the cost of any change-in-control, termination or similar payments required to be made under, or upon termination of, the Compensation Plans shall be accrued by GNTY through the date of the Closing and reflected in GNTY Closing Capital in accordance with Section 4.1.3(b).

6.2.5 No Contract Created. Nothing in this Agreement will give any Employee a right to employment or continuing employment.

6.2.6 Severance Eligibility. Any current Employees (a) who are not entitled to severance, change in control, or other payments at or in connection with Closing under the Compensation Plans set forth in Schedule 3.1.18(c) or otherwise, and (b) are not offered a position by GBCI or continued to be employed by Glacier Bank on the date that is one year following the Effective Date will receive severance payments in accordance with Glacier Bank’s severance policy in effect at the Closing on the basis of the number of years of prior service with GNTY and the Bank, at the expense of GBCI.

6.3 Indemnification of Directors and Executive Officers.

6.3.1 For a period of six years from and after the Effective Date, GBCI will indemnify and defend each present and former director and officer of GNTY and the Bank (the “Indemnified Parties”) from and against any and all claims, losses, liabilities, judgments, fines, damages, costs (including amounts paid in settlement or compromise) and expenses (including reasonable attorneys’ fees) incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative, or investigative, arising out of actions or omissions accruing at or prior to the Effective Time, including, without limitation, the Merger to the fullest extent that GNTY and/or the Bank is currently permitted to indemnify (and advance expenses to) its directors and officers under applicable Law, including federal banking Law, and under their respective certificates of formation or bylaws in effect on the Execution Date or written contract with GNTY or the Bank in effect on the Execution Date; provided, however, that all rights to indemnification in respect of any claim asserted or made in accordance with this Section 6.3 shall continue until the final disposition of such claim. GBCI shall advance expenses (including fees and expenses of legal counsel) as incurred to the Indemnified Parties to the fullest extent that such Indemnified Parties would be entitled under the applicable certificate of formation or bylaws in effect on the Execution Date or written contract with GNTY or the Bank in effect on the Execution Date. Any determination required to be made with respect to whether an officer’s or director’s conduct complies with the standard set forth under GNTY’s or the Bank’s certificate of formation or bylaws will be made by independent counsel (which will not be counsel that provides any services to GBCI or any of its Subsidiaries) selected by GBCI and reasonably acceptable to such officer or director.

6.3.2 Prior to the Effective Time, GBCI will purchase, at the sole cost and expense of GNTY, and GNTY will reasonably cooperate with GBCI’s efforts to purchase, (i) a six-year tail policy for GNTY’s current comprehensive directors’ and officers’ liability insurance and (ii) a two-year tail policy for GNTY’s current cyber insurance prior to the Effective Time; provided that the premiums for such policies shall not exceed 250 percent of the current annualized premiums; and provided further that, GBCI may substitute therefor policies with reputable insurers of at least the same coverage and scope, and in amount, and containing terms and conditions, that are no less favorable to such individuals than such policies in effect on the date hereof.

6.3.3 The provisions of this Section 6.3 will survive the consummation of the Merger and expressly are intended to benefit, and are enforceable by, each Indemnified Party, and his or her heirs and his or her representatives, and are in addition to, and not in substitution for, any other rights to indemnification or contribution that any such individual may have under GNTY’s certificate of formation or bylaws, by contract or otherwise. The obligations of GBCI pursuant to this Section 6.3 (and the “tail policy” obtained pursuant thereto) may not be terminated, canceled or modified in such a manner as to adversely affect the rights of any Indemnified Party to whom this Section 6.3 applies unless (i) such termination or modification is required by applicable Law, or (ii) the affected Indemnified Party shall have consented in writing to such termination or modification (it being expressly agreed that the Indemnified Parties to whom this Section 6.3 applies will be third party beneficiaries of this Section 6.3). In the event GBCI or any of its respective successors or assigns (a) consolidates with or merges into any other Person and is not the continuing or surviving corporation or entity in such consolidation or merger, or (b) transfers all or substantially all of its properties and assets to any Person, then, and in either such case, proper provision will be made so that the successors and assigns of GBCI, as the case may be, assume the obligations set forth in this Section 6.3.

6.4 Termination of GNTY KSOP. After the date hereof and in any event prior to the Closing, GNTY shall have adopted an amendment to the GNTY KSOP providing that (a) the GNTY KSOP shall be terminated at least one day prior to the Closing, (b) immediately prior to such termination, the GNTY KSOP shall be in compliance in all material respects with any applicable Laws, including ERISA and the IRC, (c) no new participants shall be admitted to the GNTY KSOP after such termination, (d) GNTY KSOP participants’ accounts shall be fully vested and 100 percent non-forfeitable upon such termination, and (e) the GNTY KSOP shall permit the entire balance of a participant’s account to be distributable as soon as reasonably practicable following the Effective Date.

ARTICLE 7

TERMINATION OF AGREEMENT AND ABANDONMENT OF TRANSACTION

7.1 Termination by Reason of Lapse of Time. If Closing does not occur on or before June 30, 2026 (the “Outside Date”), either GBCI or GNTY may terminate this Agreement and the Merger if the terminating party delivers to the other party written notice that its board of directors has voted in favor of termination; provided that, if as of such Outside Date, the condition to Closing set forth in Section 5.1 shall not have been satisfied, then the Outside Date will be extended to on or before September 30, 2026, if either GNTY or GBCI notifies the other party in writing on or prior to the Outside Date of its election to extend the Outside Date; and provided, further that the right to terminate this Agreement pursuant to this Section 7.1 shall not be available to any party whose failure to perform or observe the covenants and agreements of such party set forth in this Agreement resulted in the failure of the Merger to be completed by the applicable Outside Date.

7.2 Other Grounds for Termination. This Agreement and the Merger may be terminated at any time before Closing (whether before or after applicable approval of this Agreement by GNTY’s shareholders, unless otherwise provided) by GNTY (on behalf of itself and the Bank) or GBCI (on behalf of itself and Glacier Bank) as follows:

7.2.1 Mutual Consent. By mutual consent of GNTY and GBCI, if the board of directors of each party agrees to terminate by a majority vote of all of its members.

7.2.2 No Regulatory Approvals. By GNTY or GBCI, (i) if a Governmental Authority that must grant a Requisite Regulatory Approval has denied a Requisite Regulatory Approval, (ii) a Requisite Regulatory Approval is subject to any condition or requirement not normally imposed in such transactions that would deprive GBCI of the economic or business benefits of the Transactions in a manner that is material relative to the aggregate economic or business benefits of the Transactions to GBCI, or (iii) if an application for a Requisite Regulatory approval has been withdrawn and the party seeking such Requisite Regulatory Approval fails to re-file such application within 30 days of withdrawing such application; provided, however, that GNTY or GBCI will have 15 Business Days following receipt of any denial to appeal the decision, and if such appeal is timely made by either party, such party will have 60 days to prosecute diligently and overturn such denial, and such other party may not terminate this Agreement pursuant to this Section 7.2.2 during such period of time; provided further, however, either party shall be entitled to terminate this Agreement pursuant to the terms of Section 7.1 during such period of time.

7.2.3 Breach of Representation. By GNTY or GBCI (provided that the terminating party is not then in material breach of any of its representations, warranties, agreements or covenants in this Agreement if they are not qualified as to materiality and is not then in breach of any of its representations, warranties, agreements or covenants in this Agreement if they are qualified as to materiality) if there has been a material breach of any of the representations or warranties set forth in this Agreement that are not qualified as to materiality or a breach of any of the representations or warranties set forth in this Agreement that are qualified as to materiality on the part of the other party, which breach is not cured within 30 days following written notice to the party committing such breach, or which breach, by its nature, cannot be cured prior to the end of such 30 day period; provided, however, that neither party will have the right to terminate this Agreement pursuant to this Section 7.2.3 unless the breach of such representation or warranty, together with any other such breaches, would entitle the party receiving such representation not to consummate the transactions contemplated hereby under Section 5.2.1 (in the case of a breach of a representation or warranty by GNTY) or Section 5.3.1 (in the case of a breach of a representation or warranty by GBCI).

7.2.4 Breach of Covenant. By GNTY or GBCI (provided that the terminating party is not then in material breach of any of its representations, warranties, agreements or covenants in this Agreement in a manner that would entitle the other party not to consummate the Merger) if there has been a breach of any of the covenants or obligations set forth in this Agreement on the part of the other party, which breach is not cured within 30 days following written notice to the party committing such breach, or which breach, by its nature, cannot be cured prior to the end of such 30-day period; provided, however, that neither party will have the right to terminate this Agreement pursuant to this Section 7.2.4 unless the breach of such covenant or obligation, together with any other such breaches, would entitle the party receiving such covenant or obligation not to consummate the transactions contemplated hereby under Section 5.2.2 (in the case of a breach of a covenant or obligation by GNTY) or Section 5.3.2 (in the case of a breach of a covenant or obligation by GBCI).

7.2.5 Failure to Recommend or Obtain Shareholder Approval.

(a) By GBCI (provided that GBCI is not then in material breach of any of its representations, warranties, covenants or other agreements in this Agreement), if GNTY’s board of directors (i) fails to recommend to its shareholders the approval of the Merger or (ii) modifies, withdraws, or changes in a manner adverse to GBCI its recommendation to shareholders to approve the Merger; or

(b) By GNTY or GBCI (provided that the terminating party or its applicable Subsidiary are not then in material breach of any of their representations, warranties, covenants or other agreements in this Agreement), if GNTY’s shareholders elect not to approve the Merger at the GNTY Meeting.

7.2.6 Superior Proposal—Termination by GNTY. By the board of directors of GNTY upon written notice to GBCI if GNTY’s board of directors has in good faith determined that an Acquisition Proposal received by GNTY constitutes a Superior Proposal; provided, however, that GNTY may not terminate this Agreement pursuant to this Section 7.2.6 unless (a) it has not materially breached Section 4.1.7 or Section 4.2.2, (b) promptly following the delivery of such notice of termination, it enters into a definitive acquisition agreement relating to such Superior Proposal, (c) it has provided GBCI at least 10 days’ prior written notice advising GBCI that the board of directors of GNTY is prepared to accept a Superior Proposal (the “Superior Proposal Notice Period”) and has given GBCI, if it so elects, an opportunity to amend the terms of this Agreement during the Superior Proposal Notice Period (and negotiated with GBCI in good faith with respect to such terms during the Superior Proposal Notice Period) in such a manner as would enable GNTY’s board of directors to proceed with the Merger without violating their fiduciary duties, and (d) simultaneously upon entering into such definitive acquisition agreement relating to such Superior Proposal referred to in clause (b), it delivers to GBCI the Break-Up Fee.

7.2.7 Superior Proposal—Termination by GBCI. By GBCI upon written notice to GNTY if an Acquisition Event will have occurred.

7.3 Break-Up Fee. If this Agreement is terminated pursuant to Section 7.2.5(a), Section 7.2.6, or Section 7.2.7 then GNTY will immediately pay to GBCI an amount equal to $18,500,000, (the “Break-Up Fee”). If this Agreement is terminated pursuant to Section 7.2.5(b), or pursuant to Section 7.2.4 for breach of either Section 4.1.7 or Section 4.2.2, and within 18 months after such termination, GNTY or the Bank enters into an agreement, or publicly announces an intention, to engage in an Acquisition Event, or within 18 months after such termination an Acquisition Event occurs, then GNTY will promptly following such entry, announcement, or occurrence pay to GBCI the Break-Up Fee.

7.4 Cost Allocation Upon Termination; Limitations; Break-Up Fee as Liquidated Damages. In connection with the termination of this Agreement under this Article, except as provided in Section 7.3, each party will pay its own out-of-pocket costs incurred in connection with this Agreement and, except as set forth in Section 7.3 and Section 8.4, will have no liability to the other parties arising from such termination, except that in the event of a termination under Section 7.2.3 or Section 7.2.4 in a circumstance in which no Break-Up Fee is paid, no party will be relieved from any liability arising out of the underlying breach by reason of such termination. The parties acknowledge and agree that (a) the agreements contained in Section 7.3 are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, neither party would enter into this Agreement, and (b) any amount payable by GNTY pursuant to Section 7.3 constitutes liquidated damages and not a penalty and shall be the sole monetary remedy of GBCI in the event of termination of this Agreement under circumstances that give rise to payment of the Break-Up Fee. In the event that GNTY fails to pay the Break-Up Fee when due then (a) GNTY shall reimburse GBCI for all costs and expenses (including disbursements and reasonable fees of counsel) incurred in connection with the collection of unpaid or overdue amounts, and (b) GNTY shall pay to GBCI interest on such overdue amounts (for the period commencing as of the date that such overdue amount was originally required to be paid and ending on the date that such overdue amount is actually paid in full) at a rate per annum equal to the prime rate published in The Wall Street Journal on the date such payment was required to be made, plus 2 percent. The parties hereto acknowledge and agree that in no event shall GNTY be required to pay the Break-Up Fee more than one time.

ARTICLE 8

MISCELLANEOUS

8.1 Notices. Any notice, request, instruction or other document to be given under this Agreement will be in writing and will be delivered personally, sent electronic mail or sent by registered or certified mail or overnight Federal Express service, postage prepaid, addressed as follows:

GBCI:	Glacier Bancorp, Inc. 49 Commons Loop Kalispell, Montana 59901 Attn: Randall M. Chesler, President and CEO Email: rchesler@glacierbancorp.com

with a copy to:	Miller Nash LLP 1140 SW Washington St Suite 700 Portland, Oregon 97205 Attn: David G. Post Kalin G. Bornemann Email: david.post@millernash.com kalin.bornemann@millernash.com

GNTY and the Bank:	Guaranty Bancshares, Inc. 16475 Dallas Parkway, Suite 600 Addison, Texas 75001 Attn: Tyson T. Abston, Chairman and CEO Email: tabston@gnty.com

with a copy to:	Norton Rose Fulbright US LLP 2200 Ross Avenue Suite 3600 Dallas, Texas 75201 Attn: Mike Keeley Email: mike.keeley@nortonrosefulbright.com or to such other address or Person as any party may designate by written notice to the other given under this Section 8.1.

8.2 Waivers and Extensions. Subject to Article 9, any party may grant waivers or extensions to the other parties, but only through a written instrument executed by the President and/or CEO or CFO of the party granting the waiver or extension. Waivers or extensions that do not comply with the preceding sentence are not effective. The failure of any party to this Agreement to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of such rights. In accordance with this Section 8.2, a party may extend the time for the performance of any of the obligations or other acts of any other party, and may waive:

8.2.1 any inaccuracies of any other party in the representations and warranties contained in this Agreement or in any document delivered in connection with this Agreement;

8.2.2 compliance with any of the covenants of any other party; and

8.2.3 any other party’s performance of any obligations under this Agreement and any other condition precedent set out in Article 5.

8.3 Construction and Execution in Counterparts; Third Party Beneficiaries.

8.3.1 Except as otherwise expressly provided in this Agreement, this Agreement, the Disclosure Schedule, and the Confidentiality Agreement: (a) covers the entire understanding of the parties, and no modification or amendment of its terms or conditions will be effective unless in writing and signed by the parties or their respective duly authorized agents; (b) will not be interpreted by reference to any of the titles or headings to the sections or subsections of this Agreement, which have been inserted for convenience only and are not deemed a substantive part of this Agreement; (c) is deemed to include all amendments to this Agreement, each of which is made a part of this Agreement by this reference; and (d) may be executed in one or more counterparts, each of which will be deemed an original, but all of which taken together will constitute one and the same document. References in this Agreement to Recitals, Sections, Subsections, Exhibits or Schedules are references to the Recitals, Sections, Subsections, Exhibits and Schedules of and to this Agreement unless expressly stated otherwise. Wherever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” Unless otherwise specifically provided for herein, the term “or” shall not be deemed to be exclusive. If the last day of such period is a non-Business Day, the period in question shall end on the next succeeding Business Day.

8.3.2 Except for the provisions in Section 6.3 (which provisions may be enforced directly by Indemnified Parties), this Agreement is not intended to and shall not confer upon any Person other than the parties to this Agreement and their permitted assigns any rights, benefits or remedies of any nature whatsoever. The representations and warranties in this Agreement are the product of negotiations among the parties and are for the sole benefit of the parties.

8.4 Survival of Representations, Warranties, and Covenants. Except as set forth below, the representations, warranties, agreements and covenants set forth in this Agreement will not survive the Effective Time or termination of this Agreement, except that (a) Section 4.8 (Confidentiality), Section 7.3 (Break-Up Fee), Section 7.4 (Cost Allocation Upon Termination), and Sections 8.3 through 8.8 will survive termination; and (b) the covenants and other agreements in this Agreement that impose duties or obligations on the parties following the Effective Time, including without limitation Section 6.2 (Employee Benefit Issues) and Section 6.3 (Indemnification), will survive the Effective Time. Except as specifically set forth in the preceding sentences, none of the representations, warranties, agreements or covenants contained in this Agreement shall survive the Effective Time, and none of GBCI, Glacier Bank, GNTY nor the Bank shall have any rights or remedies after Closing with respect to any breach of any such representations, warranties, agreements or covenants.

8.5 Expenses, Fees and Costs. Except as otherwise specifically provided herein, all fees, costs and expenses (including all legal, accounting, broker, finder or investment banker fees) incurred in connection with this Agreement and the Transactions are to be paid by the party incurring such fees, costs and expenses. In the event of any dispute, claim, arbitration or litigation arising out of or in connection with, or relating to, this Agreement or any breach or alleged breach of this Agreement (“Claim”), the substantially prevailing party on any such Claim will be entitled to reimbursement from the other party of its costs and expenses, including reasonable attorneys’ fees.

8.6 Arbitration. At either party’s request, the parties must submit any Claim to arbitration under the American Arbitration Association’s Commercial Arbitration Rules then in effect (or under any other form of arbitration mutually acceptable to the parties); provided that a party shall not be prevented from seeking injunctive relief from a court of competent jurisdiction in accordance with Sections 8.7 and 8.10 below to enforce this Agreement. A single arbitrator agreed on by the parties will conduct any arbitration. If the parties cannot agree on a single arbitrator within 15 days after service of the demand for arbitration, Claims shall be heard by a panel of three arbitrators, selected as follows: each party shall select one person to act as arbitrator and the two selected shall select a third arbitrator within 10 days of their appointment; if the arbitrators selected by the parties fail to select or are unable to agree on the third arbitrator, the third arbitrator shall be selected by the American Arbitration Association. The arbitration decision is final (except as otherwise specifically provided by Law) and binds the parties, and either party may request any court having jurisdiction to enter a judgment and to enforce the arbitrator’s decision. The arbitrator(s) will provide the parties with a written decision naming the substantially prevailing party in the action. Any arbitration or related proceedings will take place in Kalispell, Montana.

8.7 Governing Law and Venue; Waiver of Jury Trial. This Agreement will be governed by and construed in accordance with the Laws of the State of Montana, except to the extent that federal Law may govern certain matters. Subject to the arbitration provisions set forth in Section 8.6, the parties must bring any legal proceeding arising out of this Agreement in the federal district court of the Missoula Division for the State of Montana, if that court has subject-matter jurisdiction over the dispute, or otherwise in the Montana District Court for the Fourth Judicial District, Missoula County. Each party consents to and submits to the jurisdiction of any such court. EACH OF THE PARTIES HERETO IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING BETWEEN THE PARTIES HERETO ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS.

8.8 Severability. If a court determines that any term of this Agreement is invalid or unenforceable under applicable Law, the remainder of this Agreement will not be affected thereby, and each remaining term will continue to be valid and enforceable to the fullest extent permitted by Law.

8.9 No Assignment. Neither this Agreement nor any of the rights, interests or obligations under this Agreement may be assigned by any of the parties (whether by operation of Law or otherwise) without the prior written consent of the other parties. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and assigns. Except as otherwise expressly provided, this Agreement (including the documents and instruments referred to in this Agreement) is not intended to confer upon any Person other than the parties any rights or remedies under this Agreement.

8.10 Specific Performance. The parties agree that irreparable harm would occur if any of the provisions of this Agreement are not performed in accordance with their specific terms. Therefore, the parties shall be entitled to seek specific performance of the terms of this Agreement, in addition to any other remedies to which they are entitled at law or equity. Each party agrees that it will not oppose the granting of specific performance and other equitable relief on the basis that the other parties have an adequate remedy at law or that an award of specific performance is not an appropriate remedy for any reason at law or equity. The parties acknowledge and agree that any party entitled to an injunction to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement shall not be required to provide any bond or other security in connection with any such injunction, and any party against whom such injunction is entered expressly waives any bond or security in connection therewith.

ARTICLE 9

AMENDMENTS

Subject to applicable Law, this Agreement and the form of any attached attachment, addendum, exhibit or schedule may be amended upon authorization of the boards of directors of the parties, whether before or after the GNTY Meeting; provided, however, that after approval by GNTY’s shareholders, no amendment will be made changing the form or reducing the amount of consideration to be received by the shareholders of GNTY without the further approval of such shareholders. All amendments, modifications, extensions and waivers must be in writing and signed by the party agreeing to the amendment, modification, extension, or waiver.

[signatures on next page]

This Plan and Agreement of Merger is dated as of the date first written above.

GLACIER BANCORP, INC.

By:	/s/ Randall M. Chesler
Randall M. Chesler, President and CEO

GLACIER BANK

By:	/s/ Randall M. Chesler
Randall M. Chesler, President and CEO

GUARANTY BANCSHARES, INC.

By:	/s/ Tyson T. Abston
Tyson T. Abston, Chairman and CEO

GUARANTY BANK & TRUST, N.A.

By:	/s/ Tyson T. Abston
Tyson T. Abston, Chairman and CEO

[Signature Page to Plan and Agreement of Merger]

EXHIBIT A

Parties to Recital E

Directors

Tyson T. Abston

Kirk K. Lee

Richard W. Baker

Jeffrey W. Brown

James S. Bunch

Sondra Cunningham

Bradley K. Drake

Christopher B. Elliot

Carl Johnson, Jr.

James M. Nolan, Jr.

Eddie Priefert

Josh Bray

Brian Mason

Carl Smith

Executive Officers

Tyson T. Abston

W. Travis Brown

Lisa Gallerano

Shalene A. Jacobson

Kirk L. Lee

Harold E. Lower, II

A. Craig Roberts

Robert P. Sharp

A-1

EXHIBIT B

Form of Transaction-Related Expenses Exhibit

Transaction-Related Expenses*	Allowance	Final
Employee Related
Change-in-Control Cost

Vesting accruals (SERPs)

Retention bonuses

Tail Coverage Insurance
Paid Time Off
Professional Expenses
Investment banking—Advisory

Investment banking—Opinion

Legal

Accounting

Other

SUBTOTAL (Employee and Prof.)

Integration/Operations
Vendor Termination and Deconversion Fee

Other Contracts
Other IT/Systems Termination Cost

SUBTOTAL (IT Contracts)

TOTAL

As provided in the Plan and Agreement of Merger, to the extent Final Transaction Related Expenses exceed the Maximum Transaction Expense Amount, the difference, on an after-tax basis (applying an effective tax rate of 21.0 percent to reflect proportionately items that are deductible under applicable Tax Laws to those that are not), will be treated as a reduction of GNTY Capital for purposes of determining GNTY Closing Capital (regardless of whether such amounts are required to be expensed in accordance with GAAP). If Final Transaction Related Expenses are less than the Maximum Transaction Expense Amount, the difference, on an after-tax basis (applying an effective tax rate of 21.0 percent to the extent a particular item is deductible under applicable Tax Laws), will be treated as an increase in GNTY Capital for such purpose.

*Figures to be provided prior to giving effect to taxes.

B-1

Exhibit 10.1

Voting Agreement and Irrevocable Proxy

This Voting Agreement and Irrevocable Proxy, dated June 24, 2025 (this “Agreement”), is entered into by and among Glacier Bancorp, Inc. (“GBCI”), Glacier Bank, a wholly owned subsidiary of GBCI (“Glacier Bank”), Guaranty Bancshares, Inc. (“GNTY”), Guaranty Bank & Trust, N.A., a wholly owned subsidiary of GNTY (the “Bank”), and, severally but not jointly, each of the undersigned shareholders of GNTY (each, a “Shareholder”). This Agreement is effective upon the signing of the Merger Agreement (as defined below).

Background

As an inducement for GBCI, Glacier Bank, GNTY, and the Bank to enter into that certain Plan and Agreement of Merger, dated as of June 24, 2025 (the “Merger Agreement”), under which GNTY will merge with and into GBCI (the “Merger”), and the Bank will merge with and into Glacier Bank, each Shareholder, severally but not jointly, agrees as follows:

Agreement

1.

Voting of Shares. Each Shareholder irrevocably and unconditionally agrees to vote or cause to be voted (including by proxy or written consent, if applicable) at any GNTY shareholder meeting, or any adjournment or postponement of such shareholder meeting, including any shareholder meeting called for the purpose of approving the Merger Agreement (a “GNTY Meeting”), all shares of GNTY common stock that such Shareholder owns of record or beneficially, or acquires after the date of this Agreement but prior to the record date, in either case with power to vote or to direct the voting of such shares (collectively, the “Owned Shares”): (a) in favor of (i) approval of the Merger Agreement and the transactions contemplated by the Merger Agreement, including without limitation the Merger, and (ii) any proposal to adjourn or postpone the GNTY Meeting to a later date if there are not sufficient votes to approve the Merger Agreement; (b) against the approval of any “Acquisition Proposal,” as defined in the Merger Agreement; and (c) against any action, proposal, transaction, or agreement that would reasonably be likely to (i) result in a breach of any covenant, representation, warranty, or other obligation or agreement of GNTY under the Merger Agreement or of the Shareholder under this Agreement, or (ii) materially prevent, impede, interfere with, delay, frustrate the purposes of, or materially and adversely affect the completion of the transactions contemplated by the Merger Agreement, including without limitation the Merger; provided, however, each Shareholder’s voting obligations under this Section 1 will not apply with respect to any vote on the Merger Agreement if the Merger Agreement is amended in such a way as to: (y) reduce the amount or change the form of consideration to be received by the shareholders of GNTY; or (z) change the tax consequences of the receipt thereof under the Merger Agreement in its present form (each, an “Adverse Change”). For the avoidance of doubt, the foregoing commitments apply to any Owned Shares held by any trust, limited partnership, limited liability company, corporation, or other entity holding shares of GNTY common stock for which the Shareholder serves in any trustee, partner, member, manager, shareholder, president, or similar capacity. To the extent the Shareholder does not control

(by himself, herself, or itself) the determinations of such shareholder entity, the Shareholder agrees to exercise all voting or other determination rights the Shareholder has in such shareholder entity to carry out the intent and purposes of the Shareholder’s voting obligations under this Section 1 and as otherwise set forth in this Agreement.

2.

Support; Other Capacities. To the extent a Shareholder serves as a director on GNTY’s Board of Directors, he or she agrees: (a) to recommend the approval of the Merger Agreement and the transactions contemplated by the Merger Agreement, including without limitation the Merger, to the shareholders of GNTY; and (b) to refrain from any actions or omissions that are inconsistent with the foregoing, except as otherwise required by law (including without limitation his or her fiduciary duties to GNTY and its shareholders).

3.

No Solicitation. Each Shareholder agrees that, during the term of this Agreement, the Shareholder will not knowingly, and will direct his, her, or its advisors and representatives not to, directly or indirectly: (a) take any of the actions specified in Section 4.1.7 of the Merger Agreement (e.g., with respect to an Acquisition Proposal); or (b) participate in, directly or indirectly, a solicitation of proxies or powers of attorney or similar rights to vote, or seek to advise or influence any person with respect to the voting of, any shares of GNTY common stock in connection with any vote or other action on any matter of a type described in Section 1 of this Agreement, other than to recommend that shareholders of GNTY vote in favor of the adoption and approval of the Merger Agreement, the Merger, and the transactions contemplated by the Merger Agreement, and as otherwise expressly permitted by this Agreement. Each Shareholder agrees to immediately cease and cause to be terminated any activities, discussions, or negotiations conducted before the date of this Agreement with any person(s) other than GBCI and Glacier Bank with respect to any possible Acquisition Proposal and will take all necessary steps to inform any investment banker, financial advisor, attorney, accountant, or other representative retained by the Shareholder of such Shareholder’s obligations under this Section 3.

4.

Ownership. Each Shareholder represents and warrants that the Owned Shares set forth on such Shareholder’s signature page: (a) are owned of record or beneficially by the Shareholder in the manner reflected on the Shareholder’s signature page; (b) include all of the shares of GNTY common stock owned of record or beneficially by the Shareholder as of the date of this Agreement; and (c) are free and clear of any proxy or voting restrictions, claims, liens, encumbrances, or security interests, except (if applicable) as set forth on the Shareholder’s signature page, which encumbrances or other items do not affect the ability of the Shareholder to perform his, her, or its obligations under this Agreement. Each Shareholder further represents and warrants that he, she, or it has, and at any GNTY Meeting each Shareholder will have (except as otherwise permitted by this Agreement), sole voting power and sole dispositive power with respect to all of such Shareholder’s Owned Shares.

5.	Proxy.

(a)

Appointment. In order to better effect the provisions set forth in Section 1 of this Agreement, each Shareholder revokes any previously executed proxies and constitutes and appoints Tyson T. Abston with full power of substitution, such Shareholder’s true and lawful proxy and attorney-in-fact (the “Proxy Holder”) to vote at any GNTY Meeting all of such Shareholder’s Owned Shares as provided in Section 1, with such modifications to the Merger Agreement as the parties to the Merger Agreement may make; provided, however, that this proxy will not apply with respect to any vote on the Merger Agreement if an Adverse Change occurs. This proxy will automatically terminate upon termination of this Agreement.

(b)

Substitute Proxy. If for any reason the Proxy Holder becomes unable to perform his duties as Proxy Holder under this Agreement, each Shareholder appoints Kirk L. Lee or his designee (the “Substitute”) as substitute proxy to act as the Proxy Holder and vote all of such Shareholder’s Owned Shares at any GNTY Meeting as provided in Section 1 of this Agreement, with such modifications to the Merger Agreement as the parties to the Merger Agreement may make; provided, however, that this proxy will not apply with respect to any vote on the Merger Agreement if an Adverse Change occurs. Notwithstanding the above, the Proxy Holder may from time to time, in his discretion, appoint any other substitute proxy to act as the Proxy Holder upon prior written notice to GBCI and GNTY.

6.

Reliance. Each Shareholder acknowledges that GBCI and GNTY are relying on this Agreement in incurring expenses in connection with the transactions contemplated by the Merger Agreement and that the proxy granted under this Agreement is coupled with an interest and is irrevocable to the fullest extent permitted by applicable law. The vote of the Proxy Holder (and upon substitution, the vote of the Substitute under Section 5(b) of this Agreement) will control in any conflict between such vote of the Owned Shares and a vote by any substitute proxy holder or the Shareholder, and GNTY agrees to recognize the vote of the Proxy Holder (or upon substitution, the vote of the Substitute).

7.

No Transfer. Each Shareholder agrees that, during the term of this Agreement, the Shareholder will not sell, transfer, allow a lien or encumbrance to be created with respect to, or grant any proxy in respect of (except for proxies solicited by GNTY’s Board of Directors in connection with a GNTY Meeting at which the Merger Agreement is presented for shareholder approval) any of the Owned Shares, unless all other parties to such sale or other transaction enter into an agreement in form and substance satisfactory to GBCI embodying the benefits and rights set forth in this Agreement.

8.	Miscellaneous.

(a)

Individual Obligations. The obligations of each of the signatories to this Agreement are independent of one another and are not intended to be joint obligations. This Agreement is intended to be enforceable by GBCI and/or Glacier Bank against each Shareholder individually.

(b)	Binding Effect. This Agreement will inure to the benefit of, and will be binding upon, each Shareholder’s heirs or legal representatives.

(c)

Severability. If a court determines that any term of this Agreement is invalid or unenforceable under applicable law, the remainder of this Agreement will not be affected thereby, and each remaining term will continue to be valid and enforceable to the fullest extent permitted by law.

(d)

Reformation. If any court determines that the obligations and restrictions set forth in this Agreement are unenforceable, then the parties request such court to reform any unenforceable provisions to the maximum obligations or restrictions, term, and scope, as applicable, that such court finds enforceable.

(e)

Expenses. Except as otherwise may be agreed in writing, all costs, fees, and expenses incurred by a party in connection with this Agreement and the transactions contemplated by this Agreement will be paid by the party incurring such costs, fees, and expenses.

(f)

Amendments; Waivers. Any provision of this Agreement may be amended or waived only if such amendment or waiver is in writing and signed: (i) in the case of an amendment, by GBCI and the Shareholder to be bound by such amendment; and (ii) in the case of a waiver, by the party against whom the waiver is to be effective. No failure or delay by any party in exercising any right, power, or privilege under this Agreement shall operate as a waiver thereof, nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power, or privilege.

(g)

Governing Law; Venue. This Agreement will be governed by and construed in accordance with the laws of the State of Montana, except to the extent that federal law may govern. The parties must bring any legal proceeding arising out of this Agreement in the state courts situated in Kalispell, Montana or the federal district courts of the Missoula Division for the State of Montana. Each party consents to and submits to the jurisdiction of any such court.

(h)

Remedies. Any actual or threatened breach of this Agreement will entitle GBCI to seek injunctive relief and/or specific performance, as well as to any other legal or equitable remedies it may be entitled to, it being agreed that money damages alone would be an inadequate remedy for such breach. The rights and remedies of the parties to this Agreement are cumulative and not alternative.

(i)

Termination of Agreement. This Agreement will be effective from the signing of the Merger Agreement and will terminate and be of no further force and effect upon the earliest to occur of: (i) the Effective Time (as defined in the Merger Agreement); (ii) such date and time as the Merger Agreement is terminated in accordance with its terms; (iii) upon mutual written agreement of the parties hereto to terminate this Agreement; or (iv) one (1) year after the date of this Agreement. Upon termination of this Agreement, no party shall have any further obligations or liabilities under this Agreement.

(j)

Counterparts. This Agreement may be executed in one or more counterparts, including facsimile and/or scanned counterparts, each of which will be deemed an original, but all of which taken together will constitute one and the same document. The parties agree that facsimile or electronic signatures shall have the same force and effect as original signatures.

– Signatures Follow –

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the day and year first above written.

Glacier Bancorp, Inc.		Guaranty Bancshares, Inc.

By:	Randall M. Chesler	By:	Tyson T. Abston
Its:	President and CEO	Its:	Chairman and CEO

Glacier Bank		Guaranty Bank & Trust, N.A.

By:	Randall M. Chesler	By:	Tyson T. Abston
Its:	President and CEO	Its:	Chairman and CEO

– Shareholder Signatures Follow –

– Signature Page to Voting Agreement and Irrevocable Proxy –

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the day and year first above written.

Shareholder: [ ●]

Name of Shareholder	Nature of Ownership or Control		Number of Shares Owned or Controlled
[ ●]	[	●]	[	●]
Total			[	●]

– Signature Page to Voting Agreement and Irrevocable Proxy –

Exhibit 10.2

Non-Competition, Non-Solicitation, and Confidentiality Agreement

This Non-Competition, Non-Solicitation, and Confidentiality Agreement, dated June 24, 2025 (this “Agreement”), is entered into by and among Glacier Bancorp, Inc. (“GBCI”), Glacier Bank, a wholly owned subsidiary of GBCI (“Glacier Bank”), Guaranty Bancshares, Inc. (“GNTY”), Guaranty Bank & Trust, N.A., a wholly owned subsidiary of GNTY (the “Bank”), and, severally but not jointly, each of the undersigned directors of GNTY and/or the Bank (each, a “Director”).

Background

GNTY and the Bank have entered into a Plan and Agreement of Merger, dated as of June 24, 2025 (the “Merger Agreement”), with GBCI and Glacier Bank. Under the terms of the Merger Agreement, GNTY will merge with and into GBCI, the Bank will merge with and into Glacier Bank (collectively, the “Merger”), and the former branches of the Bank will operate under a newly-established division of Glacier Bank to be known as “Guaranty Bank & Trust, Division of Glacier Bank” (the “Division”). The parties to this Agreement believe that the future success of GBCI, Glacier Bank, and the Division following the Merger requires that no Director be affiliated in any substantial way with a Competing Business for a reasonable period of time after closing of the Merger or, if applicable, after termination of such Director’s service as a post-Merger member of the Division’s advisory board (the “Advisory Board”).

Agreement

In consideration of the parties’ performance under the Merger Agreement, each Director, severally but not jointly, agrees as follows:

1.	Definitions. Capitalized terms used but not defined in this Agreement will have the meanings given to those terms in the Merger Agreement. The following definitions will also apply to this Agreement:

(a)

A “Competing Business” means any depository, financial, or lending institution, wealth management company, or trust company, or holding company thereof (including without limitation any startup bank or bank in formation), which operates in any material respect anywhere within the Covered Area.

(b)

The “Covered Area” means (i) any county in the State of Texas in which the Division maintains an office, branch, or loan production office on the Effective Date and, if applicable, any county in which the Division opens an office, branch, or loan production office during the Director’s service as a post-Merger member of the Advisory Board; and, to the extent not already covered by such counties, (ii) a one hundred fifty (150) mile radius from any such office, branch, or loan production office (including those in existence on the Effective Date and, if applicable, opened during the Director’s service as a post-Merger member of the Advisory Board).

(c)

The “Term” means, with respect to each Director, the period of time beginning on the Effective Date and ending on the later to occur of (i) two (2) years after the Effective Date or, if applicable, (ii) one (1) year after the termination of any service by such Director as a post-Merger member of the Advisory Board.

2.

Participation in Competing Business. Except as provided under Section 5 or Section 6 of this Agreement, or as otherwise noted on the Director’s signature page, during the Term each Director agrees not to become involved with a Competing Business as a shareholder, member, partner, director, officer, manager, investor, organizer, founder, employee, consultant, agent, or representative (a “Representative”), including without limitation during the organization or preopening phases in the formation of a Competing Business; provided, however, that for the avoidance of doubt, the restrictions set forth in this Agreement will not prevent a Director from using services of any Competing Business that are generally available to the public.

3.

Non-Solicitation. Except as provided under Section 5 or as otherwise noted on the Director’s signature page, during the Term, each Director agrees not to, directly or indirectly, either for himself or herself or for any other person, solicit or attempt to solicit: (a) any employees of GBCI or GBCI’s (or of GNTY or GNTY’s) subsidiaries, divisions, or affiliates to participate, as an employee or otherwise, in any manner in a Competing Business; (b) any customers, independent contractors, business partners, or joint venturers of GBCI or GBCI’s (or of GNTY or GNTY’s) subsidiaries, divisions, or affiliates to transfer their business to a Competing Business or to reduce or cease their business with GBCI or GBCI’s (or with GNTY or GNTY’s) subsidiaries, divisions, or affiliates; or (c) the termination of an employment or contractual relationship between GBCI or GBCI’s (or GNTY or GNTY’s) subsidiaries, divisions, or affiliates and any employee, independent contractor, customer, business partner, or joint venturer. The solicitation prohibited under this Section 3 includes solicitation by any means, including without limitation solicitation via in-person meetings, letters or other direct mailings, electronic communications of any kind, and/or Internet communications; provided, however, that nothing contained in this Section 3 is intended to prohibit general advertisements or general solicitations not directed at such employees, independent contractors, customers, business partners, or joint venturers.

4.	Confidential Information.

(a)

Confidentiality. During and after the Term, each Director shall not at any time, directly or indirectly, disclose, divulge, reveal, or communicate any Confidential Information of GNTY, the Bank, GBCI, or GBCI’s subsidiaries, divisions, or affiliates obtained by the Director while serving as a director of GNTY and/or the Bank (or, if applicable, as a post-Merger member of the Advisory Board) to any person or use any Confidential Information for his or her own benefit or for the benefit of any other person. For purposes of this Agreement, “Confidential Information” includes all secrets and other confidential information, knowledge, know-how, sales, financial information, customers, lists of customers and prospective customers, broker lists, rate sheets, strategies, or products (as well as all documents, reports, and proposals relating to the foregoing) with respect to GNTY, the Bank, GBCI, or GBCI’s subsidiaries, divisions, or affiliates. Notwithstanding the foregoing, “Confidential Information” does not include: (i) information that is or becomes generally available to the public other than as a result of an unauthorized disclosure by the Director; (ii) information that was in the Director’s possession prior to serving as a director of GNTY and/or the Bank or information received by the Director from another person without any limitations on disclosure, but only if the Director had no reason to believe the other person was prohibited from using or disclosing the information by contractual or fiduciary obligation; (iii) information that was independently developed by the Director without using any Confidential Information of GNTY, the Bank, GBCI, or GBCI’s subsidiaries, divisions, or affiliates; or (iv) information that is disclosed with prior written approval of GBCI, or is disclosed in a legal action between the parties relating to this Agreement.

(b)

Defend Trade Secrets Act. Pursuant to the Defend Trade Secrets Act of 2016, 18 U.S.C. § 1833(b), a Director will not be held criminally or civilly liable under any federal or state trade secret law for the disclosure of a trade secret that is made: (i) in confidence to a federal, state, or local government official, either directly or indirectly, or to an attorney, and solely for the purpose of reporting or investigating a suspected violation of law; or (ii) is made in a complaint or other document filed in a proceeding, if such filing is made under seal.

(c)

Legally Required Disclosures. A Director may disclose Confidential Information that he or she is required to disclose under applicable law or by a governmental authority (e.g., by oral questions, interrogatories, requests for information or documents in legal proceedings, subpoenas, civil investigative demands, or other similar processes); provided, however, that such Director must first make a good faith request that the confidentiality of the Confidential Information be preserved and, to the extent not prohibited by applicable law, give GBCI prompt notice of such requirement in advance of such disclosure and exercise reasonable efforts to preserve the confidentiality of such Confidential Information, including without limitation by reasonably cooperating with GBCI, at GBCI’s expense, to obtain a protective order or other reliable assurance that confidential treatment will be given to such Confidential Information. If, in the absence of a protective order (or other reliable assurance) or the receipt of a written waiver from GBCI, the Director is nonetheless legally compelled to disclose Confidential Information to a governmental authority, he or she may disclose only that portion of the Confidential Information which is legally required to be disclosed.

5.

Permitted Activity; Requests for Consent. Nothing in this Agreement prevents a Director from becoming involved as a Representative or otherwise with an institution that has no material operations in the Covered Area. During the Term, and prior to engaging in any manner in a Competing Business, a Director may request in writing that GBCI waive the restrictions set forth in this Agreement with respect to a particular proposed activity. If GBCI determines, in its reasonable discretion, that such proposed activity is acceptable, GBCI may provide the Director with written consent to engage in such activity, and such activity will thereafter not be deemed a Competing Business.

6.

Passive Interest. Notwithstanding anything to the contrary contained in this Agreement, nothing in this Agreement will prevent a Director from owning two percent (2%) or less of any class of security of a Competing Business.

7.	Miscellaneous.

(a)

Individual Obligations. The obligations of each of the signatories to this Agreement are independent of one another and are not intended to be joint obligations. This Agreement is intended to be enforceable by GBCI and/or Glacier Bank against each Director individually.

(b)

Severability. If a court determines that any term of this Agreement is invalid or unenforceable under applicable law, the remainder of this Agreement will not be affected thereby, and each remaining term will continue to be valid and enforceable to the fullest extent permitted by law.

(c)

Reformation. If a court determines that any obligations or restrictions set forth in this Agreement are unenforceable, then the parties request such court to reform any unenforceable provisions to the maximum obligations or restrictions, term, and scope, as applicable, that such court finds enforceable.

(d)

Expenses. Except as otherwise may be agreed in writing, all costs, fees, and expenses incurred by a party in connection with this Agreement and the transactions contemplated by this Agreement will be paid by the party incurring such costs, fees, and expenses.

(e)

Amendments; Waivers. Any provision of this Agreement may be amended or waived only if such amendment or waiver is in writing and signed: (i) in the case of an amendment, by GBCI and the Director to be bound by such amendment; and (ii) in the case of a waiver, by the party against whom the waiver is to be effective. No failure or delay by any party in exercising any right, power, or privilege under this Agreement shall operate as a waiver thereof, nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power, or privilege.

(f)

Governing Law; Venue. This Agreement will be governed by and construed in accordance with the laws of the State of Texas, except to the extent that federal law may govern. The parties must bring any legal proceeding arising out of this Agreement in the state courts situated in Kalispell, Montana or the federal district courts of the Missoula Division for the State of Montana. Each party consents to and submits to the jurisdiction of any such court.

(g)

Remedies. Any actual or threatened breach of this Agreement will entitle GBCI and/or Glacier Bank to seek injunctive relief and/or specific performance, as well as to any other legal or equitable remedies it may be entitled to, it being agreed that money damages alone would be an inadequate remedy for such breach. The rights and remedies of the parties to this Agreement are cumulative and not alternative.

(h)

Counterparts. This Agreement may be executed in one or more counterparts, including facsimile and/or scanned counterparts, each of which will be deemed an original, but all of which taken together will constitute one and the same document. The parties agree that facsimile or electronic signatures shall have the same force and effect as original signatures.

– Signatures Follow –

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the day and year first above written.

Glacier Bancorp, Inc.		Guaranty Bancshares, Inc.

By:	Randall M. Chesler	By:	Tyson T. Abston
Its:	President and CEO	Its:	Chairman and CEO

Glacier Bank		Guaranty Bank & Trust, N.A.

By:	Randall M. Chesler	By:	Tyson T. Abston
Its:	President and CEO	Its:	Chairman and CEO

– Director Signatures Follow –

– Signature Page to Non-Competition, Non-Solicitation, and Confidentiality Agreement –

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the day and year first above written.

Director:

[•]

– Signature Page to Non-Competition, Non-Solicitation, and Confidentiality Agreement –

Exhibit 10.3

EXECUTION COPY

POST-CLOSING PAYMENT AGREEMENT

(Abston)

This POST-CLOSING PAYMENT AGREEMENT is entered into as of June 24, 2025 (the “Agreement”), by Tyson T. Abston (“Executive”), Guaranty Bancshares, Inc., a corporation organized under the laws of the State of Texas (“Seller”), Guaranty Bank & Trust, N.A., a national bank and a wholly-owned subsidiary of Seller (“Seller Bank”), and Glacier Bancorp, Inc., a corporation organized under the laws of the State of Montana (“GBCI”), and Glacier Bank, a Montana state-chartered bank, as successors to the rights and obligations of Seller and Seller Bank, respectively, under this Agreement.

RECITALS

A. Concurrently with the execution of this Agreement, GBCI, Glacier Bank, Seller, and Seller Bank are entering into an Agreement and Plan of Merger, dated as of June 24, 2025 (the “Merger Agreement”). All capitalized terms used and not defined herein shall have the meaning set forth in the Merger Agreement.

B. Concurrently with the execution of this Agreement, Executive and Glacier Bank are entering into an Employment Agreement in the form attached hereto as Exhibit A (the “Glacier Employment Agreement”), to be effective as of the Effective Date, and pursuant to which Executive will be employed by Glacier Bank as the Chief Executive Officer of Guaranty Bank, Division of Glacier Bank following the Effective Date.

C. Seller, Seller Bank, and Executive desire to enter into this Agreement, which shall amend, supersede and replace Executive’s prior Employment Agreement with Seller and Seller Bank, dated March 15, 2019 (the “Prior Employment Agreement”), effective immediately prior to the Effective Time of the Merger, and in lieu of any and all rights and payments under the Prior Employment Agreement, Executive shall be entitled to the rights and payments set forth herein.

AGREEMENT

NOW THEREFORE, in consideration of the foregoing and other good and valuable consideration the receipt and sufficiency of which is hereby acknowledged, Executive, Seller, and Seller Bank agree as follows:

1. Payment Amount.

1.1 Prior Employment Agreement. Within 10 days of the first anniversary of the Effective Date (the “Payment Trigger Date”), provided Executive has remained employed with the Seller Bank through the Effective Date and with Glacier Bank, as the successor by merger, through the Payment Trigger Date, GBCI shall, or shall cause an affiliate to, pay to Executive a lump-sum cash amount equal to the total of $3,060,000, less applicable tax withholdings (the “CIC Payment Amount”), in full satisfaction of the payment obligations of Seller and Seller Bank under the Prior Employment Agreement, with the CIC Payment Amount to be reduced pursuant to Section 1.2 hereof as may be needed. The parties acknowledge and agree that Executive’s right to payment under this Agreement may be accelerated under circumstances described in Section 8.b.ii of the Glacier Employment Agreement.

EXECUTION COPY

1.2 Section 280G Cut-Back. Notwithstanding anything in the Prior Employment Agreement or this Agreement to the contrary, if the CIC Payment Amount provided for in this Agreement, together with any other payments or rights to which Executive may be entitled to receive from GBCI, Glacier Bank, Seller, Seller Bank, or any corporation which is a member of an “affiliated group” (as defined in IRC Section 1504(a), without regard to IRC Section 1504(b)) of which GBCI, Glacier Bank, Seller, or Seller Bank is a member, would constitute an “excess parachute payment” (as defined in IRC Section 280G(b)(2)), payments pursuant to this Agreement shall be reduced to the extent necessary to ensure that no portion of such payments will be subject to the excise tax imposed by IRC Section 4999. Any determination required under this Section 1.2 shall be made in writing by an independent accounting firm selected by Glacier Bank, which shall provide supporting calculations to Glacier Bank and Executive as reasonably requested by Glacier Bank or Executive, whose determination shall be conclusive and binding upon Executive.

1.3 Complete Satisfaction. The Executive agrees that the full payment of the CIC Payment Amount, as determined in accordance with this Agreement, shall be in complete satisfaction of all rights to payments due to Executive under the Prior Employment Agreement. For the avoidance of doubt, by signing this Agreement, Executive expressly agrees that, on the Effective Date, the Prior Employment Agreement will terminate, and that the Glacier Employment Agreement will supersede and replace the Prior Employment Agreement in its entirety.

2. Code Section 409A Compliance. The intent of the parties is that payments under this Agreement be exempt from Code Section 409A and the Treasury Regulations and guidance promulgated thereunder and, accordingly, to the maximum extent permitted, this Agreement shall be interpreted to be in compliance therewith. To that end, Executive, Seller, and Seller Bank agree that the payment described in Section 1 is intended to be excepted from compliance with Code Section 409A as a short-term deferral pursuant to Treasury Regulation Section 1.409A-1(b)(4).

3. General.

3.1 Successors and Assigns. The terms of this Agreement shall be binding upon the parties hereto and their respective heirs, successors, assigns and legal representatives.

3.2 Final Agreement. This Agreement represents the entire understanding of the parties with respect to the subject matter hereof and supersedes all prior understandings, written or oral, except as expressly set forth herein. The terms of this Agreement may be changed, modified, or discharged only by an instrument in writing signed by each of the parties hereto.

3.3 Withholdings. Executive acknowledges that Seller, Seller Bank, GBCI, and Glacier Bank may withhold from any amounts payable under this Agreement such federal, state, or local taxes as may be required to be withheld pursuant to applicable law or regulation.

EXECUTION COPY

3.4 Governing Law. This Agreement shall be construed, enforced, and interpreted in accordance with and governed by the laws of the State of Texas, without reference to its principles of conflicts of law, except to the extent that federal law shall be deemed to preempt such state laws.

3.5 Regulatory Limitations. Notwithstanding any other provision of this Agreement, neither Seller, Seller Bank shall be obligated to make, and Executive shall have no right to receive, any payment under this Agreement which would violate any law, regulation, or regulatory order applicable to GBCI, Glacier Bank, Seller, or Seller Bank, as applicable, at the time such payment is due, including, without limitation, Section 1828(k)(1) of Title 12 of the United States Code and any regulation or order thereunder of the Federal Deposit Insurance Corporation.

3.6 Voluntary Action and Waiver. The Executive acknowledges that by his or her free and voluntary act of signing below, Executive agrees to all of the terms of this Agreement and intends to be legally bound thereby. The Executive acknowledges that he or she has been advised to consult with an attorney prior to executing this Agreement.

3.7 Intended Beneficiaries. GBCI and Glacier Bank are intended third-party beneficiaries of this Agreement; and any such party, whether acting together or alone and whether on its own behalf or on behalf of another intended beneficiary of this Agreement, may seek to enforce this Agreement.

3.8 Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original but all of which together shall constitute one and the same instrument.

4. Effectiveness. Notwithstanding anything to the contrary contained herein, this Agreement shall be subject to consummation of the Merger in accordance with the terms of the Merger Agreement, as the same may be amended by the parties thereto in accordance with its terms. In the event the Merger Agreement is terminated for any reason or the Merger does not occur, this Agreement shall be deemed null and void.

[Signature Page Follows]

IN WITNESS WHEREOF, Seller, Seller Bank, GBCI, and Glacier Bank have each caused this Agreement to be executed by their duly authorized officers and Executive has signed this Agreement, effective as of the date first written above.

EXECUTIVE

/s/ Tyson T. Abston
Tyson T. Abston

GUARANTY BANCSHARES, INC.

By:	/s/ Shalene A. Jacobson
Name:	Shalene A. Jacobson
Title:	Chief Financial Officer

GUARANTY BANK & TRUST, N.A.

By:	/s/ Shalene A. Jacobson
Name:	Shalene A. Jacobson
Title:	Chief Financial Officer

ACKNOWLEDGED AND AGREED:

GLACIER BANCORP, INC.

By:	/s/ Randall M. Chesler
Name:	Randall M. Chesler
Title:	President & CEO

GLACIER BANK

By:	/s/ Randall M. Chesler
Name:	Randall M. Chesler
Title:	President & CEO

[Signature Page to Post-Closing Payment Agreement (Abston)]